As filed with the Securities and Exchange Commission on April 17, 2006.

Registration No.333-____________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20459

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EAUTOCLAIMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	7373	95-4583945
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification number)	Identification No.)

110 E. Douglas Road
Oldsmar, Florida 34677
(813) 749-1020
(Address and telephone number of principal executive offices and principal place of business)

Eric Seidel, President and Chief Executive Officer
110 E. Douglas Road
Oldsmar, Florida 34677
(813) 749-1020
(Name, address and telephone number of agent for service)

Copies of all communications to:

Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut Street
Clearwater, Florida 33756
Telephone: (727) 461-1818
Facsimile: (727) 462-0365

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed of continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Pursuant to Rule 429 the prospectus contained herein is combined with Registration Statement Number 333-129964.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (2)(3)	Proposed maximum offering price per security (1)	Proposed maximum aggregate offering price (1)	Amount of Registration fee

Common Stock	59,445,052	$0.30	$17,833,515	$3,731 (4)

(1)	Estimated solely for the purpose of determining the registration fee, in accordance with Rule 457(c), based on the closing bid price of our Common Stock as reported on the OTC:BB on April 1, 2006.
(2)	The shares of Common Stock being registered hereunder on behalf of the Selling Stockholders relate to (i) 36,474,193 shares of Common Stock which have been issued; (ii)18,966,084 shares issuable upon exercise of Common Stock Purchase Warrants; and (iii) up to 4,004,775 shares underlying a placement agent warrant.
(3)	Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the warrants, convertible note and placement agent warrants registered herein.
(4)	$1,840 previously paid for registration number 333-129964. Accordingly $1,891 is remitted herewith on the additional 9,701,440 shares being registered hereunder.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy those securities in any state where the offer or sale is prohibited.

Subject to Completion, Dated April 17, 2006

PROSPECTUS

59,445,052 Shares of Common Stock

EAUTOCLAIMS, INC.

We are registering for resale an aggregate of 59,445,052 shares of Common Stock of eAutoclaims, Inc. (the “Company”, “us” or “we”) that have been issued or may be issued to certain of our stockholders named in this Prospectus and their transferees (“Selling Stockholders”).

We will not receive any proceeds from the sale of the shares, but we may receive proceeds from the Selling Stockholders if they exercise their warrants. Our Common Stock is quoted on the OTCBB under the symbol “EACC”. On April 1, 2006, the closing sales price of our Common Stock, as reported on the OTCBB was $0.30 per share.

The shares of Common Stock may be sold from time to time by the Selling Stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders and any broker-dealer who may participate in the sale of the shares may use this Prospectus. See “Plan of Distribution.”

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is __________, 2006

PART I

PROSPECTUS SUMMARY

        This Summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that you should consider before investing in our Common Stock. We encourage you to read the entire Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the notes to those financial statements.

COMPANY OVERVIEW

        eAutoclaims is a Nevada corporation which provides Internet based vehicle collision claims services for insurance companies, managing general agents (MGA) and third party claims administrators (TPA) and self-insured automobile fleet management companies. We accept assignment of claims from our customers, and provide vehicle repairs through a network of repair shops. We also provide online systems to connect clients with service providers of estimates, audits and claims administration services for claims for which we do not perform the repair.

        Our business strategy is to use the Internet to streamline and lower the overall costs of automobile repairs and the claims adjustment expenses of our clients. We believe that our proprietary web-based software products and services make the management of collision repairs more efficient by controlling the cost of the repair and by facilitating the gathering and distribution of information required in the automobile repair process.

        In March 2004, we entered into an Agreement with ADP Claims Service Group (“ADP”), pursuant to which ADP will jointly offer an ADP managed repair service solution utilizing the eAuto online claims processing system and network of repair facilities. Although there is no assurance, we believe that this Agreement with ADP will substantially increase the volume of claims processed by eAuto resulting in significant long-term benefit to eAuto and its shareholders. However, there are significant risks associated with our Agreement with ADP and there is no assurance that a national rollout of this program will occur or that we will be able to otherwise meet our obligations and duties under the ADP Agreement.

THE OFFERING

Common Stock offered by the Selling Stockholders	59,445,052

Common Stock Outstanding Prior to the Offering (1)	79,953,497

Common Stock Outstanding after the Offering (2)	102,924,356

Use of Proceeds	We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.
_________________
(1)	Based on the number of shares outstanding as of April 1, 2006 after giving effect to the issuance of 11,341,176 shares of our common stock in March 2006. Excludes 5,205,916 shares currently issuable pursuant to outstanding options and warrants.

(2)	Assumes the exercise of 22,970,859 common stock purchase warrants of which the underlying common shares are being registered hereunder.

RISK FACTORS

You should carefully consider the following factors and other information in this Prospectus before deciding to purchase our Common Stock.

Risks Related to Our Business

Our limited operating history makes evaluating our business and prospects difficult.

We have been involved in the Internet based automobile collision insurance claims business since January 2000. Our limited operating history in this industry makes an evaluation of our future prospects very difficult. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. There is a risk that we will not be able to accomplish our objectives. Failure to achieve any of our objectives could negatively affect our business, financial condition and results of operations.

We have all the risks of a principal in the automobile repair process.

If the repairs are not completed correctly, and the vehicle must be sent to another repair shop for repairs to be performed, we must pay for the repairs to be completed again. This cost is not passed on to the insurance company but is a risk that we bear. We control this risk by monitoring work performed by the repair shops, monitoring customer complaints, reviewing the repair shop history and actual site visits to repair shops. We add or remove repair shops from our network based on our review of the repair shop’s performance. We eliminate repair shops that we feel are not providing repair work up to its standards. Repairs are approved by customers upon retrieval of their vehicle. We constantly review and revise our network to determine if repair shops included should be removed. We have the risks and rewards of ownership such as the risk of loss for collection, delivery or returns.

All our fees are negotiated between us and the insurance company, and the negotiation does not include any repair shop. We must pay the repair shop a fee negotiated between us and the repair shop, and the negotiation does not include any insurance company. The amount owed to the repair shop is owed directly by us and is not guaranteed, directly or indirectly, by any insurance company. We are not acting as an agent or broker (including performing services, in substance, as an agent broker) with compensation on a commission or fee basis.

To date, additional repairs that our repair shops have to provide after a vehicle has been returned to its user have not been material. We have not experienced any material bad debts or collection difficulties from our customers. However, because we act as the principal in the automobile repair process, we are subject to the risks of poor repair work and accounts receivable write-offs from our customers due to dissatisfaction with our services.

We are dependent on only a few customers for a substantial portion of our revenue and our two largest customers have recently had reductions in their claims volume.

During the year ended July 31, 2005, we derived 55% and 8% of our revenues from two customers. Our largest customer sold half of its U.S. based auto physical damage business. This customer accounted for 55% of our revenue for year ended July 31, 2005. We also experienced a decrease in revenue from our second largest customer because of a change in their state’s legislation regarding a special type of insurance policy requiring a direct repair networks. The loss of this business combined with the increase expenditures required to roll out the ADP contract and the time lag involved before we begin recognizing significant revenues under the ADP contract has resulted in us incurring losses for fiscal 2005. Because of the competitive nature of our business and the uncertainty of bringing on enough business to offset the loss of business, we may be unable to replace revenues quickly enough to sustain profitability.

Our recent agreement with ADP Claims Services Group may not be profitable for us.

We may not be successful in commercially exploiting the ADP Agreement. The ADP Agreement anticipates that we will substantially increase the volume of claims that we are currently processing. Our current infrastructure is not capable of processing the anticipated number of claims. We are in the process of improving our technological infrastructure by acquiring the equipment and resources necessary to increase the volume of claims we anticipate handling with ADP. There is no assurance we will be able to substantially increase our claims processing capacity in such a short period of time. Although we have achieved certain milestones and met certain conditions for the continuation of this agreement, the program is early in its sales cycle. There is no requirement that ADP refer a minimum number of claims to us under the Agreement. There is no assurance we will achieve the anticipated revenues, gross margins or profits anticipated under this Agreement. ADP has the ability to cancel this Agreement, which would adversely affect our business prospects. Our Agreement with ADP will result in a different revenue recognition model for claims processed through the ADP system. Because ADP is the obligor to make the payments directly to the repair shops we will only recognize our portion of the net revenues from sales under this agreement. Thus, our revenue will not grow as significantly as in the past, if and when we generate more business with ADP. However, our margins would grow significantly if and when we generate more business with ADP.

We depend upon independently owned and operated repair shops to provide services to our customers.

We have agreements with a network of independently owned and operated vehicle repair facilities to provide services to our customers. Either the repair facility or we can terminate our contracts at will. Our business could suffer if a significant number of these repair shops terminate their agreements with us or fail to provide the quality of service expected by our customers.

We may not be indemnified for all losses resulting from our vehicle repair business.

We require that all repair shops in our network indemnify us from claims relating to their negligent acts or breach of their agreement with us, maintain a specified amount of liability insurance coverage, and name us as an additional insured under their liability policy. This coverage may not, however, cover all liabilities to which we may be subject, and our business could suffer if we need to draw significant funds from operating revenue to pay claims that are not covered or that exceed the limits of our coverage.

The market for insurance auto collision claims services is competitive.

Because the auto collision claims service industry is highly competitive and has low barriers to entry, we cannot assure you that we will be able to compete effectively. We are aware of two other companies that offer internet-based services similar to ours. These competitors provide their services primarily to the fleet management and auto glass industries. All of these competitors have been in business longer than we have and have significantly greater assets and financial resources than currently available to us. We expect competition to intensify in the Internet-based segment of this industry as current non-Internet competitors expand their market into the Internet and new competitors enter the market utilizing the Internet. We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures could force us to reduce our prices and may make it more difficult for us to attract new customers and retain current customers. The principal competitive factors for our services are:

•	turn around time for claims processing;

•	quality of repair shop services;

•	ability to offer nationwide access to repair facilities;

•	claims processing fees and charges;

•	ability to offer new services and incorporate technological change into existing services;

•	24/7 access to status of claim;

•	volume of repair claims a repair facility can expect to support discount amounts.

As competition in our industry increases, it is likely that many of our competitors will have access to greater resources than are currently available to us, including financial, employee, customer relations, technology, and expertise in developing and implementing new technologies as the industry evolves. In addition, competitors may be able to develop services that are superior to our service, that achieve greater customer acceptance or that significantly improves functionality as compared to our existing and future products and services.

The use of the Internet to provide collision claims administration services is a recent development and the extent of customer acceptance is not yet known.

Internet-based collision claims administration is a relatively new and evolving industry. As such, there is no clearly defined business model that has a lengthy history of customer acceptance and profitability. For the industry to be successful, insurance companies must be willing to obtain collision administration services over the Internet. There is no way to be sure that a sufficient number of customers will utilize our services to enable us to remain profitable.

We depend on key personnel and will need to recruit new personnel as we grow.

Because we are a small company, we are currently dependent on the efforts of a limited number of management personnel. We believe that given the development stage of our business and the large amount of responsibility being placed on each member of our management team, the loss of the services of any member of this team at the present time would harm our business. Each member of our management team supervises the operation and growth of one or more integral parts of our business.

If we are successful in expanding our customer base, we will need to add additional key personnel as we continue to grow. If we cannot attract and retain enough qualified and skilled staff, the growth of our business may be limited. Our ability to provide services to clients and expand our business depends, in part, on our ability to attract and retain staff with professional experiences that are relevant to technology development and other functions we perform. Competition for personnel with these skills is intense. Some technical job categories are under conditions of severe shortage in the United States. In addition, restrictive immigration quotas could prevent us from recruiting skilled staff from outside the United States. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or expand our business.

We believe our future success will depend in part on the following:

•	the continued employment and performance of our senior management,

•	our ability to retain and motivate our officers and key employees, and

•	our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, marketing, and customer service personnel.

Our business will suffer if our independent automobile collision repair shops do not provide good service.

We currently have relationships with approximately 2,700 independently owned and operated body shops upon which we depend to perform quality repair services at a reasonable cost and in a timely manner. Although we monitor the quality and timeliness of their services and can terminate our relationship with those shops that do not meet our standards, we do not have meaningful control over the quality of their services. Poor workmanship or service by any of these shops can adversely affect our relationships with customers and could cause them to stop dealing with us or reduce the amount of business that they do with us. In addition, because we assume the responsibility for the quality of repairs, poor workmanship and inferior work can negatively affect our financial position because of the additional costs we incur in properly repairing an automobile.

If we fail to adequately protect our trademarks and proprietary rights, our business could be harmed. Our rights to our service marks are uncertain.

The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Although we were granted supplemental registration rights for eAutoclaims.com®, our service mark applications for eAutoclaims.com and Bricks to Clicks on the primary federal register were rejected, however this product is no longer in service and has been replaced by our latest product eJusterSuite®, which we received a Federal Registration Certificate for on June 15, 2005. We were involved in litigation regarding the rights to use the name eAutoclaims.com. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we may in the future offer our products and services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary right is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may not be able to protect our proprietary technology.

Despite any precautions we may take, a third party may be able to copy or otherwise obtain and use our software or other proprietary information without authorization or develop similar software independently. We cannot assure you that the steps we have taken or will take will prevent misappropriation of our technology. Litigation may be necessary in the future to determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. This litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business. If we are unable to protect our current or future proprietary technology, our ability to compete effectively will be harmed.

If we are to remain competitive, we must be able to keep pace with rapid technological change.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The online commerce industry is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our business model and proprietary technology and systems obsolete in comparison to systems competitors may implement. Our future success will depend, in part, on our ability to develop or license leading technologies useful in our business, enhance the ease of use of our existing services, develop new services and technologies that address the varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If we were unable, for technical, legal, financial or other reasons, to incorporate new technology in new features or products, we may not be able to adapt in a timely manner to changing market conditions or customer requirements.

We may infringe intellectual property rights of third parties.

Litigation regarding intellectual property rights is common in the software and technology industries. We may in the future be the subject of claims for infringement, invalidity, or indemnification claims based on such claims of other parties’ proprietary rights. These claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into royalty or licensing agreements. There is a risk that such licenses would not be available on reasonable terms, or at all. Although we believe we have the ability to use our intellectual property to operate and market our existing services without incurring liability to third parties, there is a risk that our products and services infringe the intellectual property rights of third parties.

Our products and technology depend on the continued availability of licensed technology from third parties.

We license and will continue to license certain technology and software from third parties. These licenses are integral to our business. If any of these relationships were terminated or if any of these third parties were to cease doing business, we would be forced to spend significant time and money to replace the licensed software. If we are not able to replace these licenses on commercially reasonable terms, it may be necessary for us to modify or discontinue some of our services that depend upon technology licensed from third parties. We cannot assure you that we would be able to replace these licenses.

Our information technology systems are subject to certain risks that we cannot control.

Our information systems, including our accounting systems, are dependent, to an extent, upon third-party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and network security measures, our information technology remains susceptible to outages, computer viruses, break-ins and similar disruptions that may inhibit our ability to provide services to our customers and the ability of our customers to access our systems. In addition, because we are located in Florida we are susceptible to power disruptions and outages due to hurricanes and other weather events. This may result in the loss of customers or a reduction in demand for our services. If disruption occurs, our profitability and results of operations may suffer.

We are exposed to potential risks from recent legislation requiring companies to evaluate their internal control over financial reporting.

We are working toward evaluating and documenting our internal control systems in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. This system for the purpose of complying with Sarbanes-Oxley Section 404 will require significant effort in a compressed timeframe, as well as result in our incurring costs to comply with Sarbanes-Oxley Section 404. There can be no assurances that the evaluation required by Sarbanes-Oxley Section 404 will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the effectiveness of our internal control over financial reporting.

We have account payables that have long payment cycles due to the nature of the collision repair business.

        Many of our contracts with customers provide for payment to us for vehicle repairs at the time the repair cost has been determined. Under these agreements, we bear all risks associated with the repair of the vehicle beginning with receipt of payment from our customer. Historically, approximately two percent (2%) of policyholders fail to have the vehicle repaired after filing a claim with their insurance carrier. Although we bear the risk of these repairs, it is not entirely clear as to when, or if, we are entitled to hold these payments. It is possible that other parties (i.e. the insurance carrier, the repair facility or the individual automobile owner) may claim that they are entitled to such funds. The policyholder often saves for the deductible portion of their claim, which can result in a long period of time between the time they file their claim and the time that the vehicle is repaired. Because of the uncertainty as to if we may be required to make these payments, when we may be required to make them, and who we may be required to pay, we book such amounts as accounts payable in our financial statements. As of July 31, 2005, approximately $2,957,330 of our accounts payable consisted of advance payments. Although management believes we are entitled to hold such funds due to the risk we assume for repair of a vehicle, there is no assurance that customers will agree with our position. Should eAutoclaims be required to issue payment for all such amounts at one time, we may not be able to do so.

Risks Related to the Internet

The Internet could become subject to regulations that affect our business.

Our business relies on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, legislation, regulations, or interpretations may be adopted in the future that constrain our own and our customers’ abilities to transact business through the Internet or other electronic communications gateways. Legislation or other attempts at regulating commerce over the Internet could impair the growth of commerce on the Internet or could impose licensing or other requirements that could increase our cost of providing Internet-based services.

We are vulnerable to the effects of natural disasters, computer viruses, and similar disruptions.

The continued and uninterrupted performance of our computer system is critical to our success. Our ability to successfully provide our applications and high-quality customer service largely depends on uninterrupted operation of our computer and communications hardware and software systems. We have taken measures to help assure that our systems are protected from unauthorized access. In addition, we maintain redundant systems for backup and disaster recovery. Despite these safeguards, we may be vulnerable to damage or interruption from hurricanes, fire, flood, power loss, telecommunications failure, break-ins, and similar events. In addition, we do not, and may not in the future, carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of Internet security measures, our servers will be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions which could lead to interruptions, delays, loss of data or the inability to process transactions.

Our future success will depend on the Internet’s ability to accommodate growth.

The recent growth in the use of the Internet has caused frequent periods of performance degradation. Any failure in performance or reliability of the Internet could adversely affect our ability to fulfill our obligations to customers in a timely manner and, consequently, hurt our operating results. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to continue to support the demands placed on it and, as a result, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise. The relatively complex and unproven technology that makes up the Internet infrastructure poses a risk of material outages or delays that could adversely affect the ability of our customers to use our trading systems. In addition, the Internet could lose its viability as a form of media due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. The infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium may not be developed or maintained.

We are dependent on the continued growth of online commerce.

Our future revenues and any future profits will be dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by consumers. No standards have yet been widely accepted for the measurement of the effectiveness of Internet sales, and there can be no assurance that such standards will develop sufficiently to support Internet sales as a purchasing medium. Rapid growth in the use of and interest in the Internet, and other online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. We rely, and will continue to rely, on consumers who have historically used traditional means of commerce to purchase merchandise. For us to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information. There can be no assurance that our customers will accept the Internet as a means to purchase the Company’s services or that our customers will adopt its systems as a means to purchase services.

Governmental regulation and taxation of the Internet is subject to change.

A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may result in there being enacted laws concerning various aspects of the Internet, including online content, user privacy, access charges, liability for third-party activities, and jurisdictional issues. These laws could harm our business by increasing our cost of doing business or discouraging use of the Internet.

In addition, the tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made that could result in Internet activities, including the sale of goods and services, being taxed. The U.S. Congress passed the Internet Tax Information Act, which places a three-year moratorium on new state and local taxes on Internet commerce. There may, however, be enacted in the future laws that change the federal, state or local tax treatment of the Internet in a way that is detrimental to our business.

Some local telephone carriers claim that the increasing popularity of the Internet has burdened the existing telecommunications infrastructure and that many areas with high Internet use are experiencing interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers. If these access fees are imposed, the cost of communicating on the Internet could increase, and this could decrease the demand for our services and increase our cost of doing business.

Risks Related to Our Common Stock

Our Common Stock price may be volatile, which could result in substantial losses for individual stockholders.

The market price for our Common Stock is volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control, which means our market price could be depressed and could impair our ability to raise capital:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet and/or online commerce industries;

•	changes in the economic performance and/or market valuations of other Internet, online commerce companies;

•	additions or departures of key personnel.

Our Certificate of Incorporation limits director liability thereby making it difficult to bring any action against them for breach of fiduciary duty.

As permitted by Nevada law, the Company’s Certificate of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of the Company’s charter provision and Nevada law, stockholders may have limited rights to recover against directors for breach of fiduciary duty.

We may be unable to meet our future capital requirements.

We are substantially dependent on receipt of additional capital to effectively execute our business plan. If adequate funds are not available to us on favorable terms we will not be able to develop new services or enhance existing services in response to competitive pressures, which would affect our ability to continue as a going concern. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our Common Stock and our stockholders may experience additional dilution.

Penny stock regulations may impose certain restrictions on marketability of our stock.

The Securities and Exchange Commission (the “Commission”) has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our Common Stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities.

We have never paid dividends on our Common Stock and do not expect to pay any in the foreseeable future. We are subject to restrictions on our ability to pay dividends.

A potential purchaser should not expect to receive a return on their investment in the form of dividends on our Common Stock. We have never paid cash dividends on our Common Stock and we do not expect to pay dividends in the foreseeable future.

Substantial sales of our Common Stock could cause our stock price to rapidly decline.

The market price of our Common Stock may fall rapidly and significantly due to sales of our Common Stock from other sources such as:

•	The sale of shares of our Common Stock underlying the exercise of outstanding options and warrants.

•	The sale of shares of our Common Stock, which are available for resale under Rule 144 or are otherwise freely tradable and which are not subject to lock-up restrictions.

Any sale of substantial amount of our Common Stock in the public market, or the perception that these sales might occur, whether as a result of the, exercise of outstanding warrants or options or otherwise, could lower the market price of our Common Stock. Furthermore, substantial sales of our Common Stock by such parties in a relatively short period of time could have the effect of depressing the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

Antidilution rights granted to certain investors may cause substantial dilution to our other stockholders.

The warrants issued as part of our private placements in 2004, 2005 and March 2006 contain “full rachet” anti dilution protection to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, including the issuance of equity securities if an issuance, conversion or exercise price is less than $.30. We have a substantial number of common stock purchase warrants which contain such “full rachet” anti dilution protection. Our common stock currently trades at a price range close to $.30 per share. If a price of our stock were to drop and we were required to raise additional capital this would trigger the anti dilution rights of the investors holding the warrants which would result in substantial additional dilution to our current shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The “forward-looking statements” safe harbor does not apply to our company because we issue “penny stock” and are excluded from the safe harbor pursuant to Section 27A(b)(1)(C) of the Securities Act of 1933, as amended, and Section 21E(h)(1)(C) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Nevertheless, this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the “Risk Factors” contained on pages 4 through 12 of this Prospectus.

Because the factors discussed in this Prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of our company, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the Selling Stockholders. We may receive proceeds if warrants are exercised by Selling Stockholders. These proceeds, if any, will be used for working capital purposes or any other purpose approved by the Board of Directors.

SELLING STOCKHOLDERS

The following table sets forth information as of April 1, 2006 with respect to the beneficial ownership of our Common Stock both before and immediately following the offering by each of the Selling Stockholders.

Calculation of the percent of outstanding shares owned is based on shares of our Common Stock issued and outstanding as of April 1, 2006. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of Common Stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of Common Stock underlying options, warrants, debentures, notes or preferred stock by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

Name of Stockholder	Common Shares Owned before the Offering		Common Shares Offered in the Offering		Common Shares Owned After Offering
	Number (8)	Percentage(9)	Number	Percentage(9)	Number (8)	Percentage(9)
Andrew Kunar (1)	2,000,000	2.5%	2,000,000	2.5%
BDC, LLC (1)	160,000	*	160,000	*
Brad Berk (1)	468,750	*	468,750	*
Bucks International Ltd (1)	1,875,000	2.3%	1,875,000	2.3%
C.S.L. Associates, L.P. (1)	2,089,285	2.6%	2,089,285	2.6%
Carlton Dodge (1)	100,000	*	50,000	*	50,000	*
Christopher Korge (1)	7,340,355	9.2%	6,000,004	7.5%	1,340,331	1.7%
Credit Agricole Indosuez (1)	2,679,000	3.4%	2,679,000	3.4%
Dave Mattingly (5)	384,204	*	200,000	*	184,204	*
David Lucas McDonough (1)	967,500	1.2%	967,500	1.2%
Dori Rath (1)	750,000	*	750,000	*
Douglas Gass (1)	428,574	*	428,574	*
Engin Yesil (1)	535,714	*	535,714	*
Entrade, Inc. (1) (3)	2,922,822	3.6%	1,607,142	2.0%	1,315,680	1.6%
Fertilemind Capital (1)	2,812,500	3.5%	2,812,500	3.5%
Governors Road, LLC (1)	301,220	*	301,220	*
Graham Partners (1)	946,429	1.2%	946,429	1.2%
Irving Liss (1)	40,000	*	20,000	*	20,000	*
J. Wild Fund, LP (1)	348,216	*	348,216	*
Reed Mattingly (6)	797,472	*	192,308	*	605,164	*
Jay T Kelly (1)	450,000	*	450,000	*
Jeffrey Powers (1)	300,000	*	150,000	*	150,000	*
John J. Philips (1)	214,286	*	214,286	*
Kinderhook Partners, LP (1)	11,943,575	14.9%	11,943,575	14.9%
KJS Investments Corp (1)	1,071,430	1.3%	1,071,430	1.3%		*
Mark Pyms (1)	322,365	*	150,000	*	172,365	*
Meadowbrook Opportunity Fund LLC (1)	2,250,000	2.8%	2,250,000	2.8%
Michael P. McDonough Trust (1)	670,000	*	670,000	*
Mike Solomon (2)	160,000	*	160,000	*
Mosaic Partners Fund (1)	696,428	*	696,428	*
Mosaic Partners Fund (U.S.) LP (1)	468,750	*	468,750	*
Brian Wilkinson (4)	37,500	*	37,500	*
MTB Investment Partners L.P. (1)	1,857,148	2.3%	1,857,148	2.3%
Noble International Investments, Inc. (4)	3,238,368	4.1%	3,238,368	4.1%
Noble Special Situation Fund (1)	2,103,215	2.6%	2,103,215	2.6%
Rob McGrath (4)	37,500	*	37,500	*
Radcliff Investment Partners (1)	645,000	*	645,000	*
Resource Equities (2)	200,000	*	200,000	*
Vincent A. Stone (1)	214,286	*	214,286	*
Vinodray R. Shah MD 401K Plan U/A DTD 01/01/1994 (1)	427,146	*	427,146	*
William A. Lewis IV (1)	6,674,871	8.3%	6,674,871	8.3%
Jack Brimberg (4)	153,750	*	153,750	*
Jay C Tomlinson (4)	112,500	*	112,500	*
Brimberg & Company (4)	87,657	*	87,657	*
Jeffrey Dickson (7)	2,030,816	2.5%	1,000,000	1.2%	1,030,816	1.3%
_________________
*	Less than 1%.

(1)	Represent the common shares & warrants registered in previous filings and additional shares and warrants as more fully described below.

(2)	Represents shares underlying warrants that were issued in connection to the sale of our facility as more fully described below.

(3)	Entrade, Inc. also owns 1,315,680 shares of our Common Stock, which were acquired in October 2001, which are not being registered in this offering. See “Selling Stockholders –Footnote (3)".

(4)	Noble International Investments, Inc. (“Noble”) and other associates acted as our placement agent in our recent Unit private placement offering, as described below under the caption “Circumstances Under Which Selling Stockholders Acquire Securities”. In connection with this Unit private offering, we agreed to issue Noble and other associates a “cashless exercise” warrant to purchase a number of Units equal to 15% of the total Units sold by Noble in this offering at an exercise price equal to the offering price per Unit ($.16) paid by the investors. These warrants have a five (5) year term and the same anti-dilution protection as the warrants in the offering. The shares comprising the Units and the shares underlying the warrants as part of the Units are being registered hereunder.

(5)	Represents shares issued pursuant to an employment contract in October 2005.

(6)	Represents shares issued as a bonus payment in July 2005.

(7)	Represents shares, approved by the Board, issued to the Chairman of the Board as compensation for his past services and his role as Chairman.

(8)	Because the Selling Stockholders may sell all or some portion of the shares of Common Stock beneficially owned by them, only an estimate (assuming the Selling Stockholders sell all of the shares offered hereby) can be given as to the number of shares of Common Stock that will be beneficially owned by the Selling Stockholders after this offering. In addition, any selling stockholder may have sold, transferred or otherwise disposed or, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

(9)	Excludes 5,205,915 shares issuable pursuant to outstanding options and warrants not being registered hereunder.

CIRCUMSTANCES UNDER WHICH SELLING STOCKHOLDERS ACQUIRED SECURITIES

Set forth below is a summary of the circumstances that led to the issuance to the listed Selling Stockholders of shares of our Common Stock and the securities, which are exercisable into shares of our Common Stock.

During March through May, 2004 we sold a total of 8,111,572 Units at an offering price of $.28 per Unit generating gross proceeds of $2,271,240. We netted $2,059,311 after payment of placement agent fees and expenses. In addition, in June 2004 a Director that held $250,000 of convertible debentures, as described below, and 892,857 warrants at $0.35 exchanged his debentures and warrants for 892,857 units. This brought the total number of units to 9,004,436 with total gross proceeds of $2,521,240.

Each Unit consists of one (1) share of Common Stock and one Common Stock purchase warrant exercisable at $.35 per share, subject to adjustment. The warrants are not callable during their first year. After the first year, we have the right to call the warrants for nominal consideration at the average closing per share for any 20 consecutive trading days exceeds the warrant exercise price by $.50 or more. The warrants contain “full ratchet” anti-dilution protection to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, such as share dividends or stock splits or the issuance of equity securities with an issuance, conversion or exercise price less than $.35. The warrant holders are entitled to demand registration rights for a two (2) year period.

The holders of these Units were entitled to additional adjustment if we fail to process a sufficient number of claims with ADP by March 1, 2005 and August 1, 2005. We have targeted 9,000 ADP claims as of March 1, 2005 and 25,000 ADP claims as of August 1, 2005. In order to help resolve this open issue, in December 2004 we offered the 2004 investors 50% of the total potential True up Units in exchange for releasing the Company from the remaining target volume commitment. Investors representing 4,678,716 of these Units accepted our offer. We therefore granted 2,339,358 Units to the investors that agreed to the True Up amendment.

The Company failed to meet the required claim volumes as of the March 1, 2005 and August 1, 2005 dates. As a result, we granted a total of 4,325,720 Units to the investors who did not accept our December 2004 offer.

In connection with the offering of our Units described above, we paid Noble International Investments, Inc. (“Noble”), as placement agent, cash compensation equal to $170,378, $140,378 in commission and $30,000 as a non-accountable expense allowance. In addition, we issued Noble cashless exercise warrants to purchase 790,200 Units, which equaled 15% of the total Units sold by Noble at an exercise price of $.28 per Unit. We agreed to register the shares comprising the Units, including the shares underlying the warrants as part of the Units in this registration statement.

Christopher Korge, one of our directors, invested $250,000 on April 23, 2004 in exchange for an eight percent (8%) convertible note. In connection with this investment, we also agreed to issue Mr. Korge warrants to acquire 892,857 shares of our Common Stock at an exercise price of $.35 per share. In addition, we agreed to re-price warrants to acquire up to 1,000,000 shares of Common Stock held by Mr. Korge from an existing exercise price of $.63 per share to an exercise price equal to $0.35 per share. We agreed to grant Mr. Korge registration rights in connection with the shares underlying his note and warrants. In addition, Mr. Korge is entitled to full ratchet anti-dilution protection. On November 8, 2005 the Board voted to adjust the strike price from $0.35 to $0.16 in order to match the strike price of other investor’s warrants issued under the anti-dilution provisions of their agreements. Mr. Korge subsequently exchanged the $250,000, 8%, convertible note along with the warrants to acquire 892,857 shares of common stock for 892,857 Units as described above.

During January through February, 2005 we sold a total of 10,775,000 Units at an offering price of $.16 per Unit generating gross proceeds of $1,724,000. We netted $1,542,954 after payment of placement agent fees and expenses.

Each Unit consists of one (1) share of Common Stock and one-half (½) Common Stock purchase warrant exercisable at $.30 per share, subject to adjustment. The warrants are not callable during their first year. After the first year, we have the right to call the warrants for nominal consideration at the average closing per share for any 20 consecutive trading days exceeds the warrant exercise price by $.50 or more. The warrants contain “full ratchet” anti-dilution protection to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, such as share dividends or stock splits or the issuance of equity securities with an issuance, conversion or exercise price less than $.30. The warrant holders are entitled to registration rights for a two (2) year period.

In connection with the offering of our Units described above, we paid Noble International Investments, Inc. (“Noble”), as placement agent, cash compensation equal to $181,020, $146,540 in commission and $34,480 as a non-accountable expense allowance. In addition, we issued Noble cashless exercise warrants to purchase 1,616,250 Units, which equaled 15% of the total Units sold by Noble at an exercise price of $.16 per Unit. We agreed to register the shares comprising the Units, including the shares underlying the warrants as part of the Units in this registration statement.

As a result of the sale of the above equity securities we have notified the holders of 9,004,429 common stock warrants issued as a result of the sale of equity securities in March through May of 2004 that the exercise price of their common stock warrants have been reduced from $0.35 per share to $0.16 per share. This adjustment was a requirement of the anti-dilution provisions of their warrant agreement.

We have issued Governor’s Road, LLC an aggregate of 315,000 Purchase Warrants and Agent Warrants in connection with the issuance of our Series A Preferred Stock. As a result of an agreement made in July 2005, the cashless exercise provision was eliminated and the exercise price of these warrants was reduced from $.70 to $.35. These warrants have an expiration date of May 2006.

In October 2005 we issued 200,000 warrants to an investor for providing the company with bridge loan financing and an additional 250,000 warrants to two finders for helping to facilitate the transaction. All of the warrants are exercisable at $.20 per share and are not callable during their first year. After the first year, we have the right to call the warrants for nominal consideration if the average closing per share for any 20 consecutive trading days exceeds the warrant exercise price by $.50 or more. The warrants contain “full ratchet” anti-dilution protection to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, such as share dividends or stock splits or the issuance of equity securities with an issuance, conversion or exercise price less than $.20.

In October 2005 the Company amended an employment agreement with one of its officers. The new agreement requires the company to issue 200,000 registered shares to this employee.

In July 2005 the Company issued 192,308 shares to an officer as a bonus payment. The Company agreed to register the shares issued to this officer.

On November 8, 2005 the Board of Directors gave approval for, and the Company subsequently issued, 1,000,000 shares of the Company’s common stock to the Chairman of the Board to compensate him for his past services and his role as Chairman. The Company agreed to register these shares.

On March 21, 2006 we issued a total of 11,341,076 shares of our common stock in connection with the exercise of a like number of outstanding common stock purchase warrants with exercise prices ranging from $.16 to $.20 per share. We generated gross proceeds of $1,818,752 from the exercise of these warrants. We paid Noble International Investments, Inc. a fee of $50,662 to render certain financial advisory and investment banking services in connection with the exercise of these outstanding common stock purchase warrants. In addition, we issued a total of 8,200,359 new common stock purchase warrants with an exercise price of $.30 to those warrant holders who exercised outstanding common stock purchase warrants as described above. The new warrants have a term of three (3) years and are callable if the closing price of our stock is at or above $.62 for ten (10) consecutive trading days.

The warrant exercises described above were offered to 29 current security holders of which 13 participated and elected to exercise the old warrants and receive the new warrants as described above. We relied upon the exemptions from registration pursuant to Section 4(2) and Rule 506 of the Regulation D promulgated under the Securities Act of 1933, as amended, in connection with this unregistered sale of our equity securities.

All of the securities identified above are referred to as the “registrable securities”.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	on the OTC electronic bulletin board (OTC:BB) or such other market on which the Common Stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares;

•	short sales;

•	exchanging our securities; or

•	any combination thereof;

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. These broker-dealers may be compensated with discounts, concessions or commissions from the Selling Stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both. The compensation as to a particular broker-dealer might be greater than customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. The Selling Stockholders may sell shares of Common Stock in block transactions to market makers or other purchases at a price per share, which may be below the then market price. The Selling Stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Securities Exchange Act of 1934 (or Exchange Act) or the rules and regulations under such Acts.

The Selling Stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The Selling Stockholders and any other persons participating in the sale or distribution of shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares but, the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

MARKET PRICES OF COMMON STOCK

Our Common Stock currently trades on the OTCBB under the symbol “EACC.” Set forth below is the range of high and low information for our Common Stock as traded on the OTCBB for the last three years and the six months ended January 31, 2006. This information regarding trading on OTCBB represents prices between dealers and does not reflect retail mark-up or markdown or commissions, and may not necessarily represent actual market transactions.

	High Bid	Low Bid
Fiscal Year Ended July 31, 2003
First Quarter (August 1, 2002 to October 31, 2002)	0.36	0.10
Second Quarter (November 1, 2002 to January 31, 2003)	0.16	0.08
Third Quarter (February 1, 2003 to April 30, 2003)	0.14	0.08
Fourth Quarter (May 1, 2003 to July 31, 2003)	0.55	0.17

Fiscal Year Ended July 31, 2004
First Quarter (August 1, 2003 to October 31, 2003)	0.43	0.27
Second Quarter (November 1, 2003 to January 31, 2004)	0.34	0.21
Third Quarter (February 1, 2004 to April 30, 2004)	0.53	0.33
Fourth Quarter (May 1, 2004 to July 31, 2004)	0.38	0.25

Fiscal Year Ended July 31, 2005
First Quarter (August 1, 2004 to October 31, 2004)	0.37	0.19
Second Quarter (November 1, 2004 to January 31, 2005)	0.29	0.18
Third Quarter (February 1, 2005 to April 30, 2005)	0.29	0.12
Fourth Quarter (May 1, 2005 to July 31, 2005)	0.20	0.10

Six Months Ended January 31, 2006
First Quarter (August 1, 2005 to October 31, 2005)	0.22	0.13
Second Quarter (November 1, 2005 to January 31, 2006)	0.35	0.18

As of April 1, 2006, our closing bid price was $0.30 per share and there were approximately 1,600 shareholders of our outstanding Common Stock.

DIVIDEND POLICY

We do not anticipate the declaration or payment of any dividends in the foreseeable future. We have never declared or paid cash dividends on our Common Stock and our Board of Directors intends to continue its policy for the foreseeable future. Also, we will consider our earnings, financial condition, contractual restrictions and other factors in deciding whether to issue dividends in the future.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The selected financial information set forth below is derived from, and should be read in conjunction with, the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus. See “Financial Statements.”

EAUTOCLAIMS, INC.

SUMMARY FINANCIAL DATA

	Year Ended July 31,
	2005	2004	2003	2002	2001
Total revenue	14,651,232	27,160,682	34,061,072	32,283,363	20,188,249

Expenses:
Claims processing charges	11,029,261	22,130,634	28,323,741	27,293,568	16,842,287
Selling, general and administrative	5,554,430	6,417,316	6,418,911	8,114,580	10,479,232
Depreciation and amortization	511,812	515,813	490,935	530,618	504,656
Amortization of beneficial conversion feature on convertible debentures and fair value of warrants issued in connection with debentures		307,694	11,738	555,551

Total expenses	17,095,503	29,371,457	35,245,325	36,494,317	27,826,175

Net loss	$(2,444,271)	$(2,210,775)	$(1,184,253)	$(4,210,954)	$(7,637,926)

Adjustment to net loss to compute loss per common share:
Preferred stock dividends	(50,655)	(95,518)	(101,296)	(570,997)	(4,611,804)
Dividend to unit holders	(986,623)

Net loss applicable to common stock	$(3,481,549)	$(2,306,293)	$(1,285,549)	$(4,781,951)	$(12,249,730)

Loss per common share – basic and diluted	$(0.08)	$(0.09)	$(0.06)	$(0.32)	$(1.09)

Weighted-average number of common shares outstanding – basic and diluted	44,905,261	26,308,434	20,209,634	14,813,549	11,252,514

Balance Sheet Data:

	January 31, 2006	July 31,2005	July 31, 2004	July 31, 2003	July 31, 2002
	(unaudited)
Cash	546,431	306,280	415,549	226,161	44,655
Working capital (deficit)	(3,427,157)	(3,920,087)	(3,190,515)	(4,992,541)	(4,483,740)
Total assets	3,422,787	3,120,121	3,482,149	3,757,512	3,403,826
Debt and capital lease obligations	75,104	108,979	495,621	86,325
Total stockholders equity (deficiency)	(1,540,075)	(2,051,983)	(1,493,084)	(2,910,932)	(2,365,818)

Selected Financial Data

	Six Months Ended
	January 31, 2006	January 31, 2005
	(unaudited)	(unaudited)

Total revenue	$8,193,045	$7,645,368

Expenses:
Claims processing charges	5,145,935	5,874,979
Selling, general and administrative	3,293,319	2,656,874
Depreciation and amortization	236,151	267,687

Total expenses	8,675,405	8,799,540

Net loss	$(482,360)	$(1,154,172)

Adjustment to net loss to compute loss per common share:
Preferred stock dividends		(35,401)
Dividends to unit holders	(475,829)	(554,051)

Net loss applicable to common stock	$(958,189)	$(1,743,624)

Loss per common share – basic and diluted	$(0.01)	$(0.05)

Weighted-average number of common shares outstanding – basic and diluted	64,576,450	36,521,733

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion and analysis should be read in conjunction with our audited financial statements as of July 31, 2005, 2004, 2003, 2002 and the notes thereto, all of which financial statements are included elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under “Description of Business” and elsewhere in this prospectus.

The statements that are not historical constitute “forward-looking statements”. Said forward-looking statements involve risks and uncertainties that may cause the actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements, express or implied by such forward-looking statements. These forward-looking statements are identified by their use of such terms and phrases as “expects”, “intends”, “goals”, “estimates”, “projects”, “plans”, “anticipates”, “should”, “future”, “believes”, and “scheduled”.

The variables which may cause differences include, but are not limited to, the following: general economic and business conditions; competition; success of operating initiatives; operating costs; advertising and promotional efforts; the existence or absence of adverse publicity; changes in business strategy or development plans; the ability to retain management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employment benefit costs; availability and costs of raw materials and supplies; and changes in, or failure to comply with various government regulations. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate.

In light of the significant uncertainties inherent in the forward-looking statements included herein the inclusion of such information should not be regarded as a representation by the Company or any person that the objectives and expectations of the Company will be achieved.

OVERVIEW

We are a business-to-business e-commerce company that uses the Internet to streamline and lower the overall costs of automotive repair paid by insurance companies, managing general agents (MGA) and third party claims administrators (TPA) and self-insured automobile fleet management companies. We are establishing ourselves as the preeminent service provider for the automobile insurance industry, providing a seamless back-end infrastructure that links thousands of collision repair shops and support facilities. We provide a proprietary, cost-effective and highly advanced system for the processing and ultimate repair of claims for damaged vehicles filed by policyholders of our insurance company clients. We receive revenues from insurance companies for repairs completed by members of our network of repair shops. We approve all repair shops for inclusion in our network and determine which repair shop will ultimately perform the repairs. We receive a discount, ranging from 10% to 15%, from repair facilities that are members of our provider network. The revenues generated from the vehicle and glass repair through our provider network accounts for 85%, 91%, and 92% of the revenue for the years ended July 31, 2005, 2004 and 2003, respectively. We are paid on a per claims basis from our insurance and fleet company customers for each claim that we process through our system. These fees vary from $10 to $65 per claim depending upon the level of service required. For the years ended July 31, 2005, 2004 and 2003, 15%, 9%, and 8% of the revenue has been received from claims processing fees and other income, respectively.

MANAGEMENT’S OPERATING PLAN

Management has taken specific actions to mitigate the effects of the events of fiscal 2005, which included the loss of revenue from our first and second largest customers and the longer than expected time taken to implement the national Sales and Marketing efforts associated with the ADP Co-Marketing agreement. Although this delay resulted in the company incurring additional expenses for carrying support personnel, we have begun to feel the effects of new sales and are realizing the expected return on investment in the way of new long-term sales contracts and new pilot agreements, and more specifically the rollout of Continental Casualty Company (C N A Insurance) that began in late July 2005 and the utilization of our shop network by C N A that began in late October 2005. We have also entered into a new long-term contract with Safe Auto Insurance, a large Insurance client based in Ohio who has been rolling out their business on our shop network.

Specifically, management is taking the following actions that are expected to positively impact the Company’s financial position in fiscal 2006:

•	ADP Co-Marketing Agreement – Management continues to focus on the sales development of the ADP Co-Marketing Agreement, which is part of the Company’s Special Markets Division. The most material development is the rollout of Continental Casualty Company (C N A Insurance), a top 20 insurance carrier that is described above and the rollout of Safe Auto Insurance. Once both rollouts are completed, the Company expects meaningful improvement in its operating results. As these new clients mature they will become eAutoclaims largest clients.

The Company was also notified in September 2005 that it had been selected by a second top 20 insurance client through the ADP Co-marketing agreement. Although the process is still in the early stages, the Company expects rollout to be completed in fiscal 2006 and meaningful revenues to be produced by the completion of the fourth quarter of fiscal 2006.

Since August 2004 the ADP agreement has produced twenty signed pilot agreements with insurance Companies or third party administrators, and has produced seven annual agreements after the pilot periods were completed. In addition, other than the two top 20 insurance clients listed above, there are other accounts in the sales cycle that are expected to mature into new accounts. While there are no guarantees that these pilot agreements will mature into annual or multi-year contracts, maturing these accounts past the pilot stage would produce significant claims volume. The Company would share the associated revenues with ADP Claims Services Group.

•	Rolling out Higher Margin Product Lines – Management continues to make progress in building our operating margins by focusing on higher margin products. The results have been an increase in gross margin to 31% for the first six months of fiscal 2006 as compared to 23% from the same reporting period last year. While future reports on margin will be influenced by the revenue recognition related to the ADP Co-Marketing Agreement, this quarter still reflects the greatest impact coming from new high margin sales. Management is leveraging internally developed ASP/technologies that will allow other companies in related industries to significantly reduce labor costs and improve operating efficiencies, as is the case with the Company’s recently announced new product “Audit Pro”, a programmatic electronic estimate auditing tool. Many of these technologies have already been implemented in the Company’s operating processes and have shown themselves to be of significant value. By modifying the interface to these technologies, the Company can produce significant click fee revenue without adding significant operating costs. The target market for these technologies will include a wide range of organizations, including the largest (tier 1) insurance companies. The Company’s management believes this additional product line will result in a greater growth in high volume, high margin revenues that will have a meaningful impact to the Company’s bottom-line. While there are no guarantees these transactions or that the new business will mature, management believes this will be a growth market for the Company in the future.

•	Direct Sales Channel – While the Company has focused much of its efforts on the building of clients through the ADP Co-Marketing agreement for our Collision Management product, the company continues to market its services to the insurance industry through its direct sales channel. The company continues to make sales progress in this area. One specific new client is a meaningful size carrier who entered into an annual contract and is testing our product in a district office, utilizing our network of shops and traditional eJusterSuite product. While this test is in early stages and there are no guarantees the client will expand the program, the early test results have been very positive. Should this test continue to yield such results, the client would likely roll the program out to all of its district offices over the course of the calendar year 2006. The potential sales volume and the full revenues of our direct sales channel model would make this account’s contribution to profit the most material of all current clients under contract, inclusive of our clients from the ADP Co-Marketing agreement.

•	Raising Additional Capital – In December, 2005 the Company completed a transaction where it purchased the building it was leasing and immediately sold the facility to a third party. This transaction resulted in the Company netting over $800,000 in cash. The Company has additional avenues available to raise capital, one of which is the exercising of currently outstanding warrants. We believe that a substantial number of the outstanding warrants will be exercised in the next 90 days, resulting in a significant influx of capital.

Based on the early results of the ADP Co-Marketing agreement and the expansion of the Company’s ASP/Technology sales, we are required to build current staff levels to manage the growth in business. The growth in staff will negatively affect our operating results until the business matures, however we are currently experiencing the anticipated growth. We will need to mature the new accounts to their full potential, which is expected to occur by the end of the fiscal year. However, there are no guarantees this new expected business will materialize; therefore the Company has developed a contingency plan in the event these events do not occur. If necessary, the Company would reduce staff positions currently being carried for the expected new business from the ADP Co-Marketing agreement. In addition, our management team would also take a second round of salary reductions ranging from 5% to 15%. The senior management team would once again take the highest percentage reductions.

RESULTS OF OPERATIONS

For the six and three-months ended January 31, 2006 compared to the six and three-months ended January 31, 2005.

Revenue

Total revenue, excluding gain on the sale of the building of $756,943, for the six-months ended January, 31, 2006 was $7.4 million, which is a 3% decrease from the $7.6 million of revenue for the six-months ended January 31, 2005. For the three months ended January 31, 2006 total revenue, excluding gain on the sale of the building of $756,943, was $3.6 million, which is a 3% increase over the $3.5 million for the three months ended January 31, 2005. During the six and three-months ended January 31, 2006 we derived 51% of our revenue from one customer. The contract with this customer will expire in April, 2006. The business associated with this client has been sold by the client to a third party. We have been working with the new owner regarding an extension of the old contract or a new contract. While we do not anticipate any short term loss of business from this client and expect the Company will receive an extension on the servicing contract, we cannot guarantee that we will be able to secure a long term contract with the new client, or that any new contract will be on more favorable terms.

Collision repair management revenue decreased 10% to $5.4 million for the six-months ended January 31, 2006 from $6.0 million for the six-months ended January 31, 2005. For the three-months ended January 31, 2006, collision management revenue was $2.6 million, which is a 3% decrease from the $2.7 million for the three-months ended January 31, 2005. The decrease in revenue is partially the result of a reduction by consumers in the usage of network shops. Also included in the collision management revenue is the revenue earned through repairs processed for clients acquired as a result of the ADP Co-Marketing agreement. As previously stated, this revenue is recorded at net, which significantly reduces the amount of gross revenue reported, although the overall gross margin is increased as a result of not having to pay the shops for the work performed. During the six and three-months ended January 31, 2006 we earned over $248,000 and $148,000, respectively, in net revenue from clients acquired as a result of the agreement with ADP. This additional revenue, which increased 59% in the quarter ended January 31, 2006 over the quarter ended October 31, 2005, resulted in the gross margin percent for collision management to increase from 10% to 14% for the-six months ended January 31, 2006, not including fees. The Company anticipates continued meaningful growth in new clients as a result of its co-marketing agreement with ADP Claims Services Group. However, because of the competitive nature of our business and the uncertainty of bringing on enough business to offset the loss of business, we may be unable to increase revenues quickly enough to return to profitability. However, the company’s management will cut expenses in the event we are unable to obtain profitability.

Glass repair revenues decreased by approximately $112,000 from approximately $268,000 for the six months ended January 31, 2005 to approximately $156,000 for the six months ended January 31, 2006. For the three months ended January 31, 2006 glass revenues were $61,000 compared to $107,000 for the three months ended January 31, 2005. This decrease is primarily due to the reduction in claim volume for our existing customers. The Company continues to pursue additional glass customers as the glass repair business complements our core business and allows our customers to use a single source for all their repair needs.

Fees and other revenue increased by approximately $354,000 from approximately $1,081,000 for the six months ended January 31, 2005 to approximately $1,435,000 for the six months ended January 31, 2006. For the three months ended January 31, 2006 fees and other revenue increased approximately $197,000 to approximately $724,000 from approximately $527,000 for the three months ended January 31, 2005. This increase is primarily a result of additional revenue earned from current clients by taking increased numbers of first notice loss reports as a result of damages sustained by consumers due to the hurricanes of 2005. Total first notice of loss revenue was $292,000 higher for the six-months ended January 31, 2006 over the six-months ended January 31, 2005. We also experienced a 20% growth in our click fee revenue for the six months ended January 31, 2006 compared to the six months ended January 31, 2005. This growth was primarily from our regular click fee assignments, however we also had increases in our Audit Pro revenue as well as revenue from assignments to our network of independent appraisers. Revenue earned from the sale of estimatic software increased from approximately $347,000 for the six-months ended January 31, 2005 to approximately $380,000 for the six-months ended January 31, 2006.

Claims Processing Charges

Claims processing charges include the costs of collision and glass repairs paid to repair shops within our repair shop network. Claims processing charges for the six-months ended January 31, 2006 were approximately $5.1 million, or 69% of total revenue, compared to approximately $5.9 million, or 77% of total revenue for the six-months ended January 31, 2005. For the three months ended January 31, 2006, claims processing charges were approximately $2.5 million, or 68% of total revenue compared to approximately $2.7 million, or 76% of total revenue for the three-months ended January 31, 2005. Claims processing charges are primarily the costs of collision repairs paid by the Company to its collision repair shop network. The decrease in claims processing charges as a percentage of total revenue is a result of the change in the product mix with a higher percentage of higher margin products as compared to lower margin products. This also includes the growth in click fees, which are fees charged when a client uses our technology that has little to no associated cost of sale.

We are dependent upon our third party collision repair shops for insurance claims repairs. eAutoclaims currently has approximately 2,700 affiliated repair facilities in its network for claims repairs. We electronically and manually audit individual claims processes to their completion using remote digital photographs transmitted over the Internet. However, if the number of shops or the quality of service provided by collision repair shops fall below a satisfactory level leading to poor customer service, this could have a harmful effect on our business.

Selling, General and Administrative (SG&A) Expenses

SG&A expense is mainly comprised of salaries and benefits, facilities related expenses, telephone and internet charges, legal and other professional fees, and travel expenses. SG&A expenses for the six and three-months ended January 31, 2006 were $3.3 million and $1.8 million, respectively. This is compared to approximately $2.7 million and $1.3 million for the six and three-months ended January 31, 2005. Payroll and benefit related expenses for the six and three-months ended January 31, 2006 totaled approximately $2.1 million and $1.1 million respectively. This is compared to $1.7 million and $.9 million for the six and three months ended January 31, 2005. The increase is primarily the result of increases in health care costs, non-cash compensation expenses as provided for in management contracts and of increasing staff in preparation for the significant new business expected to be forthcoming as a result of new clients acquired through the ADP Co-Marketing Agreement. In response to the increasing costs of health care and insurance, the Company signed a PEO contract, effective in February 2006, with ADP TotalSource. The Company anticipates significant savings, primarily in health care costs, will be realized as a result of the reduced costs for these services according to the terms of the contract.

SG&A expenses also include non-cash charges of approximately $572,000 and $406,000 for the six and three-month period ended January 31, 2006. These non-cash charges include approximately $317,000 and $228,000, respectively, of common stock issued to pay fees to directors, approximately $115,000 and $52,000, respectively, for common stock that is to be issued to management according to terms of their contracts and approximately $1,000 of common stock issued for accrued interest associated with the conversion of debt. In addition, charges of approximately $22,000 and $10,000, respectively, were taken as a result of implementing FAS123R (revised 2004), which requires expensing of stock options as they become vested. The non-cash charges of approximately $133,000 and $53,000 for the six and three-months ended January 31, 2005 include approximately $120,000 and $46,000, respectively, of common stock issued to pay fees to directors and approximately $13,000 and $7,000, respectively, of common stock issued to pay interest associated with the conversion of debt.

Also included in the SG&A is interest expense related to capital leases and notes payable. For the six and three months ended January 31, 2006, this interest expense totals approximately $31,000 and $13,000 respectively. This compares to interest expense of approximately $21,000 and $10,000, respectively for the six and three months ended January 31, 2005. Included in the interest expense for 2006 is approximately $9,800 for interest on the note for a bridge loan which the Company re-paid in full in December, 2005.

Purchase and Sale of Building

In December 2005 the Company completed a transaction where it purchased the facility it had been renting and immediately sold the facility to a third party buyer. As a result of this transaction, the Company realized a gain of approximately $756,000. The Company signed a new 7 year lease with the new owner, in conjunction with the transaction, which will result in additional rent expense of approximately $3,000 per month. The monthly rent for 2006 is $21,694.

Depreciation

Depreciation of property and equipment of approximately $236,000 and $114,000 was recognized in the six and three-months ended January 31, 2006. This is compared to approximately $267,000 and $133,000 for the six and three-months ended January 31, 2006.

Net Income/Loss

Net loss for the six-months ended January 31, 2006 totaled approximately $482,000 compared to a net loss of approximately $1,154,000 for the six-months ended January 31, 2005. Net income for the three months ended January 31, 2006 was approximately $4,000, which includes a gain on the sale of the Oldsmar facility of approximately $756,000. This is compared to a net loss of approximately $608,000 for the three months ended January 31, 2005. Included in these numbers are non-cash expenses of approximately $808,000 and $520,000, including depreciation charges, for the six and three months ended January 31, 2006 compared to $400,000 and $186,000 for the six and three months ended January 31, 2005.

Fiscal Year Ended July 31, 2005, Compared to Fiscal Year Ended 2004

Revenue

Total revenue for the year ended July 31, 2005 was approximately $14.7 million, which consists of approximately $11.2 million in collision repair management for insurance companies, approximately $0.5 million in auto glass repairs and approximately $2.9 million in fleet repair management and other repairs and fees. Total revenue for the year ended July 31, 2004 was approximately $27.1 million, which consists of approximately $22.7 million in collision repair management for insurance companies, approximately $1.2 million in auto glass repairs and approximately $3.2 million in fleet repair management and other repairs and fees. Total revenues decreased approximately $12.5 million or 46% compared to approximately $27.1 million for the year ended July 31, 2004. This decrease is primarily the result of the loss of revenues from our two largest clients. During the year ended July 31, 2005 we derived 55% and 8% of our revenue from two customers. In October 2003 our largest client announced they were selling one-half of their U.S. auto physical damage business to another insurance carrier. As a result of this, we have experienced approximately an $8.4 million or 51% decrease in the revenue from that customer between fiscal years ended July 31, 2004 and 2005. In August 2005 this same customer announced that they had sold the remaining half of their U.S. auto physical damage business to another U.S. insurance carrier. We have not experienced any revenue loss to date as a result of this transaction and do not anticipate any significant loss of business throughout the duration of our contract, which ends in April 2006. We are unsure whether we will continue to service this new carrier after the contract period concludes and, if so, at what volume level. However, the positive financial results experienced by the customer of the business in question create the possibility of obtaining additional business from the purchaser. We also experienced a decrease in revenue from our second largest customer because of a change in their state’s legislation regarding a special type of insurance policy requiring a direct repair network. We experienced approximately a $2.6 million or 69% decrease in the revenue from that customer between fiscal years ended July 31, 2004 and 2005. The Company anticipates meaningful growth in new clients based on the early results of its co-marketing agreement with ADP Claims Services Group. However, because of the competitive nature of our business and the uncertainty of bringing on enough business to offset the loss of business, we were unable to replace revenues quickly enough to reach profitability.

Fees and other revenue decreased approximately $300,000 from $2.5 million for the year ended July 31, 2004 to $2.2 million for the year ended July 31, 2005. This decrease is mainly a result of a reduction in file handling fees from the reduced collision management revenue, and was partially offset by an increase in the click fee revenue as explained above in the management interim operating plan.

The glass revenue decreased by 61%, or approximately $750,000, from $1.2 million in fiscal year 2004 to approximately $.5 million in fiscal year 2005. This decrease is primarily due to the loss of our second and third largest glass customers. The Company continues to pursue additional glass customers as the glass repair business complements our core business and allows our customers to use a single source for all repair needs.

The fleet revenue increased approximately $5,000, or 1% from approximately $713,000 in fiscal 2004 to approximately $718,000 in fiscal 2005. This reflects substantially no change in the claims volume from our existing fleet customers in fiscal 2005 as compared to fiscal 2004.

Expense

Claims processing charges include the costs of collision, fleet and glass repairs paid to repair shops within our repair shop network, as well as the cost of the estimating software sold to the Company’s network of shops. Claims processing charges for the fiscal year 2005 were approximately $11.0 million compared to $22.1 million in fiscal 2004. This is a decrease in total costs of 50% and a decrease in the percentage of claims costs compared to total revenue from 81.5% in fiscal 2004 to 75.3% in fiscal 2005. This reduction in claims processing charges as a percentage of total revenue is a result of the change in the percentage of revenue generated from higher margin products as well as the increased emphasis on click fees. If revenues from customers generated by the ADP Co-marketing agreement grow as management expects, the margins will continue to increase.

eAutoclaims currently has approximately 2,700 affiliated repair facilities in its network for claims repairs. We electronically and manually audit individual claims processes to their completion using remote digital photographs transmitted over the Internet. We are dependent upon these third party collision repair shops for insurance claim repairs. If the number of shops or the quality of service provided by collision repair shops fall below a satisfactory level leading to poor customer service, this could have a harmful effect on our business. We control our service requirements by continually monitoring customer service levels and providing staff inspections of our network shops and, if required, establish similar relationships with other collision repair shops.

Selling, general and administrative (SG&A) expenses is mainly comprised of salaries and benefits, facilities related expenses, telephone charges, professional fees, advertising costs and travel expenses. SG&A expenses for the year ended July 31, 2005 were approximately $5.6 million or 38% of revenue compared to approximately $6.4 million or 24% of revenue for the year ended July 31, 2004. During the year ended July 31, 2005 and 2004 we incurred payroll related expenses of approximately $ 3.5 million and approximately $4.6 million, respectively. The 2004 figure includes a one time charge of approximately $869,000 for expensing employee stock options. The actual decrease in payroll cost, after adjusting for the stock option expense, was approximately $200,000 in fiscal 2005 compared to fiscal 2004. The decrease is primarily due to lower costs associated with reduced claims volume. We have maintained staff in anticipation of significant new business expected to be generated by the ADP Co-marketing agreement.

SG&A expenses included non-cash charges of approximately $290,000 for the year ended July 31, 2005. These non-cash charges include approximately $220,000 of stock issued for legal, board and professional services as well as approximately $23,000 of stock issued in lieu of a cash interest payment. There was also an increase in the allowance for doubtful accounts of $47,000. This is compared to approximately $1.0 million non-cash charges included in SG&A expenses for the fiscal year ended July 31, 2004. These non-cash charges included a $77,000 write-off of equipment that was replaced to keep pace with new technology, $869,000 of compensatory options issued to employees, and approximately $165,000 of stock issued for consulting agreements for interest and legal, board and professional services as well as $12,000 for interest. There was also an $81,000 credit in the allowance for doubtful accounts that partially offset these charges.

Also included in the SG&A is interest expense related to a loan from a shareholder, capital leases and a convertible note payable. This interest expense totals approximately $43,000 in fiscal 2005 compared to approximately $57,000 for fiscal 2004. There was no interest income from cash reserves for the year ended July 31, 2005 compared to approximately $2000 in interest income for the year ended July 31, 2004.

Depreciation of property and equipment of approximately $512,000 was recognized in the year ended July 31, 2005. This was compared to approximately $516,000 of depreciation in the year ended July 31, 2004. There was no charge for debenture amortization taken in the year ended July 31, 2005 compared to approximately $308,000 of debenture amortization recorded in the year ended July 31, 2004.

Net Loss

We recognized a net loss of approximately $2.4 million and $2.2 million for the years ended July 31, 2005 and 2004, respectively. The increase in net loss was primarily a result of the reduction in revenue experienced in fiscal 2005 compared to fiscal 2004 and the retention of staff in anticipation of new business expected to be generated by the ADP Co-marketing agreement that had not yet materialized as of the end of fiscal 2005.

Fiscal Year Ended July 31, 2004, Compared to Fiscal Year Ended 2003

Revenue

Total revenue for the year ended July 31, 2004 was approximately $27.2 million, which consists of approximately $22.7 million in collision repair management for insurance companies, approximately $1.3 million in auto glass repairs and approximately $3.2 million in fleet repair management and other repairs and fees. Total revenue for the year ended July 31, 2003 was approximately $34.1 million, which consists of approximately $29.7 million in collision repair management for insurance companies, approximately $0.9 million in auto glass repairs and approximately $3.5 million in fleet repair management and other repairs and fees. Total revenues decreased approximately $6.9 million or 20% compared to approximately $34.1 million for the year ended July 31, 2003. This decrease is primarily the result of the loss of revenues from our two largest clients. During the year ended July 31, 2004 we derived 60% and 13% of our revenue from two customers. In October 2003, our largest client announced that they were selling one-half of their U.S. auto physical damage business to another insurance carrier. We have experienced approximately a $5.2 million or 20% decrease in the revenue from that customer between fiscal years ended July 31, 2003 and 2004. The loss in monthly revenue was the highest in the last three months of the fiscal year ended July 31, 2004. The decrease in revenue between the three months ended July 31, 2003 and 2004 totaled $2.6 million or 47%. We also experienced a decrease in revenue from our second largest customer because of a change in their state’s legislation regarding a special type of insurance policy requiring a direct repair network. We experienced approximately a $1.9 million or 35% decrease in the revenue from that customer between fiscal years ended July 31, 2003 and 2004. The loss in monthly revenue was the highest in the last three months of the fiscal year ended July 31, 2004. The decrease in revenue between the three months ended July 31, 2003 and 2004 totaled $1.0 million or 67%. The Company anticipates meaningful growth in new clients based on the early results of its new co-marketing agreement with ADP Claims Services Group. However, because of the competitive nature of our business and the uncertainty of bring on enough business to offset the loss of business, we may be unable to replace revenues quickly enough to sustain profitability. However, the company’s management will cut expenses in the event we are unable to obtain profitability.

Glass revenue increase by 39%, or $345,000, from $894,000 in fiscal year 2003 to approximately $1.2 million in fiscal year 2004. This increase is a result of a new customer in fiscal year 2004. We also negotiated lower pricing from one of our larger glass vendors, which has helped our competitiveness in this market. The glass repair business complements our core business and allows our customers to use a single source for all repair needs. Fleet revenue decreased approximately $156,000, or 18% from approximately $869,000 in fiscal 2003 to approximately $713,000 in fiscal 2004. This decrease is mostly a result of a decrease in the amount of claims from one of our existing clients.

Expenses

Claims processing charges are primarily the costs of collision repairs we pay to our collision repair shop network. Claims processing charges for the fiscal year 2003 were approximately $28.3 million compare to $22.1 million in fiscal 2004. This is a decrease in total costs of 22% and a decrease in the percentage of claims costs compared to total revenue from 83.2% in fiscal 2004 to 81.5% in fiscal 2003. This decrease in the percentage of the claims processing charges compared to revenue over the same periods last year was mostly caused by an increase in the overall margin of our products.

We are dependent upon our third party collision repair shops for insurance claims repairs. As of September 30, 2004, we had approximately 2,500 affiliated repair facilities in our network for claims repairs. We electronically and manually audit individual claims processes to their completion using remote digital photographs transmitted over the Internet. However, if the quality of service provided by collision repair shops falls below a satisfactory standard leading to poor customer service, this could have a harmful effect on our business. We control our service requirements by continually monitoring customer service levels and providing staff inspections of our network shops and, if required, establishing similar relationships with other collision repair shops.

Selling, general and administrative (SG&A) expenses for the year ended July 31, 2004 were approximately $6.4 million or 24% of revenue compared to approximately $6.4 million or 19% of revenue for the year ended July 31, 2003. During the year ended July 31, 2004 and 2003 we incurred payroll related expenses of approximately $ 3.7 million and approximately $4.2 million, respectively, a 12% decrease. During fiscal year ended July 31, 2004, approximately $240,000 of the payroll expense related to personnel establishing the systems and infrastructure to support the ADP Co-marketing agreement. While there was no return on this expenditure in fiscal year 2004, management expects it to provide for revenues in fiscal year 2005 and beyond.

SG&A expenses included non-cash charges of approximately $1.0million for the year ended July 31, 2004. These non-cash charges included a $77,000 write-off of equipment that was replaced to keep pace with new technology, $869,000 of compensatory options issued to employees, and approximately $165,000 of stock issued for consulting agreements for interest and legal, board and professional services as well as $12,000 for interest. There was also an $81,000 credit in the allowance for doubtful accounts that partially offset these charges.

During fiscal 2004, we implemented a series of cost reductions, including a reduction in the RSA servicing team, but have maintained staff to service new clients expected from the ADP co-marketing agreement. In addition, our management team took salary reductions ranging from 5% to 15%. The senior management team took the highest percentage reductions. The middle managers received a total of 72,767 stock options with a strike price of $0.01 as partial compensation for their 5% salary reduction. The senior management team did not receive stock options for their salary reductions. We also implemented reductions in other operational expenses, which we anticipated would result in total annual cost savings of approximately $524,000 per year.

Depreciation and amortization was approximately $823,000 and $503,000 for the years ended July 31, 2004 and 2003, respectively. Depreciation of fixed assets represented approximately $516,000 and $491,000, respectively. Amortization expense of approximately $308,000 in fiscal year 2004 reflects the amortization of discount on the convertible debentures issued in July of 2003. The amortization expense of $12,000 in fiscal year 2003 reflects the warrants and debenture conversion feature created by the debenture financing in fiscal year 2003.

Interest income of approximately $2,000 and $12,000 is included in selling, general and administrative expenses, net of interest expense of approximately $57,000 and $45,000 for the year ended July 31, 2004 and 2003, respectively. Interest expense related primarily to interest on shareholder loans and capital leases and interest income resulted primarily form interest earned on our cash reserves.

Net loss

We recognized a net loss of approximately $2.2 million and $1.2 million for the years ended July 31, 2004 and 2003, respectively. The increase in net loss was a result of non-cash charges as described above. Net loss before non-cash charges were approximately $345,000 and $683,000 for the years ended July 31, 2004 and 2003, respectively. The decrease in the net-loss before non-cash charges was primarily a result of the restructuring of expenses and improving margins.

Fiscal Year Ended July 31, 2003, Compared to Fiscal Year Ended July 31, 2002.

Revenue

Total revenue for the year ended July 31, 2003 was approximately $34.1 million, which consists of approximately $29.7 million in collision repair management for insurance companies, approximately $0.9 million in auto glass repairs and approximately $3.5 million in fleet repair management and other repairs and fees. During the year ended July 31, 2003, we derived 58% and 14% of our revenues from two (2) customers. Total revenue for the year ended July 31, 2002 was approximately $32.3 million, which consists of approximately $28.5 million in collision repair management for insurance companies, approximately $1.0 million in auto glass repairs and approximately $2.8 million in fleet repair management and other repairs and fees. Total revenues increased approximately $1.7 million or 5% compared to approximately $32.3 million for the year ended July 31, 2002. This increase is primarily the result of growth in revenues attributed to our core collision repairs management business and the growth in fees and other revenue as described below. We implemented a series of price increases during this period and evaluated the contribution to net margin by all accounts.

The glass revenue decrease by 10% from approximately $1.0 million in fiscal year ended July 31, 2002 to approximately $0.9 million in fiscal year ended July 31, 2003. This decrease is a result of the loss of a major customer in fiscal year 2002 due to the maturing and increased competition for the glass repair business. We negotiated lower pricing from one of our larger glass vendors, which has helped our competitiveness in this market in the last quarter of fiscal year 2003. In the fourth quarter of fiscal 2003, glass revenue increased 89% or by approximately $186,000. The glass repair business complements our core business and allows our customers to use a single source for all their repair needs. The fleet revenue decreased approximately $261,000, or 23% from approximately $1.1 million in fiscal 2002 to approximately $0.9 in fiscal 2003. This decrease is mostly a result of a decrease in the amount of claims from our existing clients and two clients from 2002 that are no longer clients in 2003.

Expenses

Claims processing charges are primarily the costs of collision repairs paid by eAutoclaims to its collision repair shop network. Claims processing charges for the fiscal year 2002 were approximately $27.3 million compare to $28.3 million in fiscal 2003. This is an increase in total costs but a decrease in the percentage of claims costs compared to total revenue from 84.5% in fiscal 2002 to 83.2% in fiscal 2003. This decrease in the percentage of the claims processing charges compared to revenue over the same periods last year was mostly caused by increase sales in higher margin products.

SG&A expenses for the year ended July 31, 2003 were approximately $6.4 million or 19% of revenue compared to approximately $8.1 million or 25% of revenue for the year ended July 31, 2002. This represents an overall decrease in SG&A of 21%. This decrease in expense is mostly a result of a $1.1 million reduction in payroll and operating expenses. During the year ended July 31, 2003 and 2002 we incurred payroll related expenses of approximately $ 4.2 million and approximately $5.1 million, respectively, a 17% decrease.

SG&A expenses included non-cash charges of approximately $997,000 for the year ended July 31, 2002. These non-cash charges included a $360,000 write-off of software, a $340,000 reserve for bad debts, $136,000 of stock and stock options for rent and employee compensation, and approximately $161,000 of stock issued for consulting agreements for investor relation services, legal, board and professional consultants.

During fiscal year ended 2002, two insurance companies that owed the Company approximately $289,000 were placed into receivership in the state of California. During the summer of 2003 we were notified that our claims against these insurance companies are eligible and will be paid out of the State of California Guaranteed Fund. We received approximately $30,000 from this fund prior to the July 31, 2003 year-end, and have been told the Company will receive the remaining funds by the end of December 2003. Consequently, we have reversed approximately $122,000 of the allowance for doubtful accounts that was originally established due to the nature of the receivables.

The Company has settled the two lawsuits that were present at the end of the 2002 fiscal year. In both cases management settled the suit in order not to incur significant legal fees. The settlements in each case were for amounts far less than the plaintiff was asserting. Cash combined settlement for these two lawsuits totaled $110,000, the effects of which have been recorded in the July 31, 2003 financial statements.

Interest income of approximately $12,000 is included in selling, general and administrative expenses, net of interest expense of approximately $45,000 for the year ended July 31, 2003. For the 2002 fiscal year interest income of approximately $33,000 is included in selling, general and administrative expenses, net of interest expense of approximately $35,000, including approximately $10,000 of debenture interest. Interest expense related primarily to interest on shareholder loans and capital leases and interest income resulted primarily form interest earned on our cash reserves.

Depreciation and amortization

Depreciation and amortization was approximately $503,000 and $1,086,000 for the years ended July 31, 2003 and 2002, respectively. Depreciation of fixed assets represented approximately $491,000 and $312,000, respectively. Amortization expense of approximately $0 and $218,000 in fiscal year ended 2003 and 2002, respectively, reflects the amortization of goodwill from the purchase of Premier Express Claims and Salvage Connection. The remaining amortization in the fiscal year ended 2003 and 2002 of approximately $12,000 and $556,000, respectively, relates to the warrants and debenture conversion feature created by the debenture financing in fiscal year 2003 and 2002. Due to a change in the accounting standards, no amortization is recorded in the year-ended July 31, 2003 from our acquisition of Premier Express Claims or Salvage Connection.

Net loss

We recognized a net loss of approximately $1.2 million and $4.2 million for the years ended July 31, 2003 and 2002, respectively. This represents a 72% decrease in the loss between the two years. Net loss before non-cash charges, which are described above, were approximately $0.7 million and $2.1 million for the years ended July 31, 2003 and 2002, respectively. The decrease in the loss was primarily a result of the restructuring of expenses, improving margins and focusing on the most profitable clients. These three initiatives resulted in profitability for the third and forth quarters of fiscal year 2003.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2006, we had approximately $546,000 in cash. This is an increase of approximately $240,000 from July 31, 2005. We have a working capital deficiency of approximately $3.4 million compared to a deficiency of approximately $3.6 million as of January 31, 2005. The primary source of our working capital during the six-months ended January 31, 2006 was from cash generated by operations and the sale of our Oldsmar facility, from which we netted over $800,000. The Company has additional avenues available to raise capital, one of which is the exercising of currently outstanding warrants. On March 21, 2006 we issued a total of 11,341,076 shares of our common stock in connection with the exercise of a like number of outstanding common stock purchase warrants with exercise prices ranging from $.16 to $.20 per share. We generated gross proceeds of $1,818,752 from the exercise of these warrants. We paid Noble International Investments, Inc. a fee of $50,662 to render certain financial advisory and investment banking services in connection with the exercise of these outstanding common stock purchase warrants.

We believe that cash generated from operations and proceeds from the sale of our securities will be sufficient to meet our working capital requirements for the next 12 months. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure that our cash resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period or that we will be able to generate capital from the sale of our securities.

DEBT AND CONTRACTUAL OBLIGATIONS

Our commitments for debt and other contractual arrangements as of January 31, 2006 are summarized as follows:

	Years ending January 31,
	2007	2008	2009	2010	2011	Thereafter	Total
Property lease	261,000	269,000	276,000	285,000	294,000	587,000	1,972,000
Equipment lease	93,000	71,000	4,000	—			168,000
Employee compensation	615,000	670,000		—			1,285,000

	969,000	1,010,000	280,000	285,000	294,000	587,000	3,425,000

The Company leases equipment and facilities under non-cancelable capital and operating leases expiring on various dates through 2012. The main operating lease consists of a 7-year lease for 30,000 square feet of a 62,000 square foot facility. This lease, which was signed as part of the agreement to sell the facility, runs through December, 2012. The lease agreement stipulates that the Company’s rent will increase at the rate of 3% per year through the end of the agreement.

In May 2005, the Company entered into a new two year employment agreement with its President and Chief Executive Officer. The agreement specifies an annual base salary of $170,000, representing a voluntary pay cut in base taken by the CEO. If the Company generates positive cumulative EBITDA (which excludes non-cash compensatory and equity charges under GAAP) of greater than $50,000 for any three consecutive months, the base salary will be increased to $200,000. The CEO will be entitled to receive a quarterly bonus equal to 3% of the Company’s EBITDA as computed under GAAP, which may be paid in cash or shares of the Company’s common stock, at the CEO’s election. The CEO shall also be entitled to receive an option to purchase 25,000 shares of the Company’s common stock, exercisable at the fair market price, for each month the Company has net income before taxes and extraordinary items, as computed in accordance with GAAP. These options vest over the remaining term of the employment agreement. The individual is entitled to a $750 per month automobile allowance and a $1000 per month personal allowance. The contract requires the Company to issue the CEO 1,000,000 shares of the Company’s common stock. If the individual loses his position for any reason other than for cause during the term of the agreement, he will receive a lump sum payment equal to two (2) times the current base salary. If the Company does not employ the individual beyond the expiration term of the agreement, he will receive his monthly base salary for the next twelve months. At the election of the individual, any compensation including severance or termination payments, may be made one-half (1/2) in cash and one-half (1/2) in the Company’s shares valued at 75% of the average closing price over the 30 trading days preceding the termination date. Any shares issued shall be registrable under a form S-8 and shall have “piggyback” registration rights.

In addition, in May 2005 the Company entered into employment agreements ranging in length from eighteen to twenty-four months with all four of the Company’s senior executives that total $72,000 to $125,000 annually. This represents voluntary base pay cuts taken by all of the previously contracted executives. These executives also receive automobile allowances ranging from $400 to $700 per month and will receive 10,000 shares of the Company’s common stock each month, not to exceed 200,000 shares each. In October 2005 the contract of one executive was modified increasing his salary to $125,000 per year and requiring the Company to issue 200,000 additional shares of registered stock to this executive. If the contracts of all executives are not renewed they receive severance packages of six months of their annual compensation.

Inflation

We believe that the impact of inflation and changing prices on our operations since the commencement of our operations has been negligible.

Seasonality

The Company typically experiences a slow down in revenue during November and December each year because consumers tend to delay repairing their vehicles during the holidays.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of our operations are based upon our consolidated financial statements and the data used to prepare them. The Company’s financials have been prepared in accordance with accounting principles generally accepted in the United States. On an ongoing basis we re-evaluate our judgments and estimates including those related to revenues, bad debts, long-lived assets, and income taxes. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. Our estimates are guided by observing the following critical accounting policies.

Revenue recognition:

The Company derives revenue primarily from collision repairs, glass repairs and fleet repairs. Revenue is recognized when an agreement between the Company and its customer exists, the repair services have been completed, the Company’s revenue is fixed and determinable and collection is reasonably assured.

The Company records revenue gross in the areas of collision and fleet repairs. It also records at gross in certain glass repair transactions. Revenue is recorded at gross in these areas when:

•	The Company is the primary obligor in its arrangements. The Company is responsible for the quality of the repair and must satisfy the customer if the body shop fails to repair the vehicle properly.

•	The Company has latitude in establishing price. The price is established based on the Company’s audit of the repair estimate submitted by the repair facility. The repair facility cannot begin the repair until an agreed upon price is established between the facility and the Company for the repair.

•	The Company controls what is repaired with their contracted shops, as they audit the estimate submitted by the repair facility. The Company must agree that the repair is reasonable and necessary before the repair facility is allowed to proceed with the work being requested.

•	The Company has discretion in supplier selection. Through the use of software, the Company prioritizes which repair facility is used based on the efficiency and effectiveness of the repair facility, and

•	The Company has credit risk. The Company is responsible to pay the repair facility even if the customer does not pay for the repair.

The Company records revenue net of the repair costs when the supplier, not the Company, is the primary obligor in an arrangement, the amount the Company earns is fixed or the supplier has credit risk. This occurs when the repair has been performed before it is referred to the Company. When they receive notice of the transaction, they call the glass repair facility to ask them to become part of our network and to negotiate a better price on the repair. If the Company is able to negotiate a better price for the customer they keep a portion of the added discount. In that situation the revenue is recorded net of the repair costs even though the Company pays for the entire claim and are reimbursed by the insurance company, since they did not have the risk of loss and are not responsible for the repair.

The revenue generated from the co-marketing agreement with the ADP Claims Services Group (ADP) is recorded net of the repair costs because in the agreement the Company is performing a fee for service. The insurance company is the customer of ADP, who will be collecting the revenue and paying the shop. The first claims from this agreement were processed in the fiscal year ended July 31, 2005.

The Company maintains an allowance for doubtful accounts for losses that they estimate will arise from the customers’ inability to make required payments. Collectibilty of the accounts receivable is estimated by analyzing historical bad debts, specific customer creditworthiness and current economic trends. At January 31, 2006 and July 31, 2005 the allowance for doubtful accounts was approximately $193,000 and $208,000, respectively.

Accounting for Income taxes:

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While we consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. We have recorded valuation allowances against our deferred tax assets at January 31, 2006 and July 31, 2005 of $9,996,000 and $9,841,000, respectively. The valuation allowance consists mainly of net operating losses previously realized and stock compensation currently not deductible. The valuation allowance was necessary because the use of these deductions is not reasonably assured since the company just recently reached profitability.

Valuation of long-lived assets:

The Company identifies and records impairment on long-lived assets, including goodwill, when events and circumstances indicate that such assets have been impaired. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows, and recognizes impairment, if any, based on expected discounted cash flows. Factors we consider important which could trigger an impairment review include the following:

•	Significant negative industry trends

•	Significant underutilization of the assets

•	Significant changes in how we use the assets of our plans for their use.

At each balance sheet date, the Company evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (iii) any other material factors that affect the continuity of the business. No charge for impairment of goodwill was deemed necessary as a result of that evaluation as of July 31, 2005.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” which we adopted on August 1, 2005, that changes the accounting for share based payments to employees, including stock and employee stock options. This statement requires the expensing of stock options granted to employees. Previously the computation of expenses related to stock options was only disclosed in the financial statements.

BUSINESS

GENERAL

eAutoclaims is a Nevada corporation which provides Internet based vehicle collision claims services for insurance companies, managing general agents (MGA) and third party claims administrators (TPA) and self-insured automobile fleet management companies. We accept assignment of claims from our customers, and provide vehicle repairs through a network of repair shops. We also provide online systems to connect clients with service providers of estimates, audits and claims administration services for claims for which we do not perform the repair.

Our business strategy is to use the Internet to streamline and lower the overall costs of automobile repairs and the claims adjustment expenses of our clients. We believe that our proprietary web-based software products and services make the management of collision repairs more efficient by controlling the cost of the repair and by facilitating the gathering and distribution of information required in the automobile repair process.

eAutoclaims controls the vehicle repair process from the reporting of the accident through the satisfactory repair of damage. We bring together and coordinate the activities of the insurance company, its insured, and the various parties involved in evaluating a claim, negotiating the cost of the repair, and performing necessary repair services. We have contracted with approximately 2,700 body shops throughout the United States to repair vehicles. These shops, referred to as our “provider network,” provide us 10% to 15% discount on the vehicle repair because of the volume of repairs we provide to them. Since we audit every line of every repair estimate and because we share a portion of the volume discount with our customer, we are able to lower the average cost being paid by our customer.

We derive our revenues by accepting assignments of auto repair claims from our customers and having them repaired through our network of contracted repair shops. Once we accept these claims, we also accept the risk that the repair will not be done properly. Additionally, we derive revenue from fees for processing and coordinating claims that do not go through our network of body shops.

In March 2004, we entered into a Co-Marketing Agreement with ADP Claims Service Group (“ADP”), pursuant to which ADP will sell and market eAutoclaims’ core Internet application and service of collision management services, the product is being private labeled under the name ADP Managed Repair Solutions and utilizes EACC as the back room for processing the claim repairs and EACC’s network of repair facilities. Although there is no assurance, we believe that this Agreement with ADP will substantially increase the volume of claims processed by eAuto resulting in significant long-term benefit to eAuto and its shareholders.

During the year ended July 31, 2005, we derived 55% and 8% of our revenues from two customers. Our previous largest customer sold a substantial part of its U.S. based auto physical damage business which substantially reduced revenue from their account beginning in fiscal year ended 2004 and carrying into 2005. The loss of this customer’s business combined with the increase in expenditures required to implement the ADP contract and the time lag involved before we recognize significant revenues under the ADP contract, resulted in us incurring significant losses in fiscal 2005.

PRODUCTS AND SERVICES

Our latest product, eJusterSuiteTM, provides both outsourcing and ASP (application service provider) solutions. The outsourcing solution requires eAuto personnel to audit and coordinate the vehicle repair. The ASP solution allows the customer to use our technology independent of our personnel; thereby, providing a solution for the largest insurance companies that already have the staff to process and control the claims process, while paying us a fee for every transaction that is run through our system. The ASP model will provide margin without the associated personnel and operating costs.

eJusterSuite also builds in service partners that can provide the needed services such as independent adjustors, car rentals, tow trucks and accident reporting by merely clicking an Icon that is added to the screen of the customer’s desktop in the current system. The system automatically provides the service partner the information already in our system via the Internet. The service partner will systematically provided the requested services and pay us a fee for each assignment they receive through our system. This process significantly reduces the customers’ time and cost to process claims as well as reduces the number of mistakes that occur in a manual process. Because there is no need to reenter the information, in most cases it also reduces the cost of the service partner to obtain and process the transaction, even after paying our transaction fee. This added revenue provides additional margin without the additional personnel and operating costs.

For our outsourcing customers, we approve all repair shops for inclusion in our network and determine which repair shop will ultimately perform the repairs on a particular vehicle. We receive a discount, ranging from 10% to 15%, from repair facilities that are members of our provider network. The revenues generated from the vehicle repair facilities through our provider network accounts for 85% of the revenue for the fiscal year ended July 31, 2005. We are paid on a per claim basis from all our customers for each claim that we process through our system. These fees vary from $10 to $65 per claim depending on the level of service required. For the fiscal year ended July 31, 2005, 15% of our revenue was received from claims processing fees and other income.

Outsourcing Solutions:

In our outsourcing solution we handle the entire collision repair function for our customers from the time of reporting of the accident through the vehicle’s satisfactory repair. Through our network of parts and repair service providers, we are frequently able to obtain parts and services at lower costs than otherwise available. We monitor and audit all repair work to help assure that the proper repair work is performed at the negotiated price. In most cases, digital photographs of the damaged vehicle are transmitted to us via the Internet to assist us in monitoring repairs.

We strive to provide our customers with ways to control costs associated with processing collision claims. These services include:

1.	Centralized accident reporting.
2.	Copies of accident reports.
3.	Identifying the appropriate network repair facility and directing the policyholder to such facility.
4.	Deliver repair estimates and photographs/digital images of damage to any location overnight or same day upload.
5.	Audit of every claim by our in-house physical damage experts.
6.	Assignment of independent field appraiser, when necessary.
7.	Expedited delivery of parts and materials as needed.
8.	Computerized tracking and follow-up system to minimize repair time.
9.	Replacement rental vehicles.
10.	A lifetime guarantee from our network of repair shops (for as long as the insured owns the vehicle) on all physical damage body repairs and administration of manufacturer or installer’s warranty on replacement parts.

        We help our clients monitor their automobile claims losses by providing the following:

•	Technology – We built one of the first customized web-based vehicle claim assignment and delivery systems for insurance companies and corporate fleets. We use state-of-the-art technology and security for the transmission of files and records. In addition, we utilize digital cameras, Internet communication, advanced data storage and scanners for auto repair shops that are not equipped with digital cameras, to create a defined audit trail and high capacity digital storage. We provide these applications to our clients with their own private label that includes their corporate colors and logos, which makes the claims process transparent to both insurance company personnel and the insured.

•	Online, real time reporting – We provide our customers with online, real-time reports of the most critical information used in their operations. These reports include a comparison of their average paid losses (cost to repair a vehicle), cycle time (time to complete an estimate of the damage), and lost adjustment expense (cost of the repair estimate or appraisal) between the eAutoclaims network, independent appraisers and staff appraisers. This comparison allows them to see the cost saving they realize while using our outsourcing solution.

•	Audit Trail – We audit every claim that comes into our network. This helps us deliver the lowest available audited cost to our clients on every repair.

        Our system produces financial benefits for our customers as follows:

•	Our audit process reduces the average paid loss per vehicle.

•	We share a portion of the discounts obtained from the body shops with our clients based on their submitted volume.

•	With lower average paid losses, insurance companies are able to establish lower loss claims reserves. This, in turn, frees up capital and surplus allowing for additional premiums at lower premium rates.

•	Technology efficiencies reduce their cost of processing each file.

•	Our typically faster settlement time reduces the days and cost of rental cars and increases customer satisfaction.

•	Our process of claims investigation helps reduces fraudulent claims.

Application Service Provider (ASP):

eJusterSuite® provides insurance companies with an ASP solution that fits into their current environment. Our ASP solution allows these insurance companies to utilize our advanced technology while continuing to use their staff and network of body shops. We host the data on our servers while their staff and body shop network processes the claims based on their current operating procedures and shop relationships. Under this solution, the customer pays us a click fee for each transaction they process through our system.

AuditPro is a rules-based estimate auditing application that has been well received by existing clients and prospects. Large carriers can use AuditPro as a stand-alone model that can be integrated within their organization without the need for significant initial cost and without materially changing their internal workflow. Based on the initial favorable acceptance, we believe this product, with its exceptional high margins, will be a source of significant revenue growth in the future.

Additionally, the service partners described above (rental car companies, towing, salvage, etc.) can also be plugged into the ASP solution, whereby we are paid a fee for each referral being made to the service partner.

Technology Provider:

The company has developed technologies that create efficiencies for the automobile parts industry. One new product that we believe will have a significant impact on the Company’s net financial results is “eDataTransfer.” eDataTransfer significantly reduces the customers’ costs by automating the part price lookup function when an automobile repair estimate is received from an outside party. Since the function is done programmatically, the staff time necessary to assist customers is reduced.

CUSTOMERS

Our customers consist primarily of insurance companies, managing general agents (MGAs), third party administrators (TPAs) and managers of self-insured automobile fleets. The most recent addition is a category of customers that services the insurance market. We have found interest from providers that have requested proposals from eAutoclaims to build an application to meet their unique needs or in some cases to allow them to transact business using the eJusterSuite application. We have built several specialty applications for companies serving the insurance industry.

Contracts with existing clients are typically from one to five years and the first phase of the rollout of a new client starts with a 90-day pilot contract. This initial phase allows the customer to experience the reductions in appraisal expenses and realize the efficiencies offered by the eJusterSuite application and utilization of the eAutoclaims Guaranteed Repair Network (GRN). Most of our customers are on a one to five-year contract. That contract specifies that we take responsibility for repairing the vehicle, and liability to pay for the repairs performed in our network of body and glass repair providers. As a general rule, within seven days of the assignment of the vehicle to the body shop, our insurance and TPA customers pay us the completed audited repair price, before the shop discount, less the customer’s volume discount. Our fleet and glass customers generally pay us within 30 days of the repair. If a vehicle owner decides not to have the vehicle repaired at the eAutoclaims network shop, we are paid a file-handling fee only.

Integration of service partners in the eJusterSuite application continues. In addition to a larger offering of service partners our auto glass network administration services are also a value added service to our collision management clients.

Summary of our Co-Marketing Agreement with ADP Claims Solution Group, Inc.

On March 9, 2004, we entered into a Co-marketing agreement (the “ADP Agreement”) with ADP Claims Solution Group, Inc. (“ADP”). We granted ADP the non-transferable, non-assignable right to market and sell our web-based claims management system and related services that automates the administration, estimating, auditing, appraising and management of physical damage repair and claims processing for vehicles via a network of vendors and service partners. Pursuant to the ADP Agreement, we will customize our products and private label our customized Internet applications to ADP’s specifications for use in the United States and, at the option of ADP, Canada.

The ADP Agreement has an initial term of three years. After the initial term, the agreement automatically continues until terminated by either ADP or us upon 180 days prior notice to the other party.

For the first 100,000 claims processed by ADP pursuant to the ADP Agreement, we will be paid 60%, and ADP will retain 40%, of Semiweekly Recurring Revenues (as defined in the ADP Agreement) received by ADP from its clients. After claims processed under the ADP Agreement exceed 100,000, we will be paid 50% of such revenues.

ADP’s responsibilities under the ADP Agreement include: (i) marketing and selling, at its discretion, the system; (ii) performing all billing and collections for its clients; (iii) allowing on-site visits at our option, no more frequently than once annually, to ADP’s places of business upon prior written notice and during normal business hours and allow us to periodically examine books and records of ADP insofar as they relate specifically to the ADP Agreement; (iv) using reasonable efforts to keep us informed as to any material problems encountered with our products and any resolutions arrived at for those problems; (v) establishing sales incentives and commission policies for its sales personnel; (vi) working with us to develop a mutually acceptable periodic reporting mechanism; and (vii) providing us, at no cost, ADP products to assist us in our internal operations. There is no minimum sales commitment by ADP under the agreement.

Our responsibilities under the ADP agreement include: (i) assisting ADP with development of marketing materials, sales training and ongoing support for the ADP sales personnel; (ii) performing client implementation, set-up training and customer support for ADP clients; (iii) performing all product maintenance support; data center operation; and customer and technical support; as well as any other function normally performed by eAutoclaims in selling, implementing, training and supporting our products; (iv) providing ongoing samples of our product literature and online sales tools for the ADP sales team and to package the ADP products with the appropriate documentation (including, product reference guides and instructions); (v) allowing a reasonable number of on-site audits and visits at ADP’s option to our places of business upon reasonable prior written notice and during normal business hours and allow ADP and/or any ADP client to periodically examine our business practices, policies and procedures and make copies of our books and records insofar as they relate to the ADP Agreement; and (vi) integrate our product in the ADP Managed Network Solution with ADP products and work with ADP to develop, implement and maintain ADP proprietary software developed by us.

We have agreed to provide ADP with a “favored nation” treatment, ensuring preferred pricing should the Company enter into another Co-Marketing agreement with another organization. ADP has the right to cancel the Co-Marketing agreement should the Company enter into a similar agreement with a direct competitor.

ADP shall have the right to terminate the ADP Agreement if ADP determines that our product is non-compliant with any federal, state or local laws, statues or regulations including, without limitation, claims licensing and handling regulations. Both parties have the right to terminate the agreement upon certain events of default, including the breach of significant provision of the ADP Agreement or insolvency of the other party.

SALES AND MARKETING

Over the past year we have made significant progress with the joint sales initiative with ADP. ADP has allocated a sales team to market the ‘ADP Managed Repair Solution Powered by Eautoclaims’. The primary focus is building the sales pipeline with larger managed repair prospects through a consultative sales process. As a result of this effort we have signed a three-year agreement with Continental Casualty Company (C N A Insurance), a top 20 carrier, and are currently in a pilot agreement with another sizable carrier. In addition, we have received notification from a second top 20 carrier that we have been selected to process their claims. As a result of this joint initiative with ADP, we will now have two top 20 insurance carriers as clients as well as over a dozen other accounts of various sizes.

In addition to reselling managed collision repair services, the agreement with ADP Claims Solution Group, Inc. also allows eAutoclaims to market ADP Shoplink, an estimating system used by collision repair shops to produce estimates. The agreement stipulates that eAutoclaims will market Shoplink to shops on the eAutoclaims collision repair network. We have a dedicated unit within eAutoclaims to focus efforts on this initiative, which generates an attractive profit margin.

The eAutoclaims sales force is focusing the majority of available resources to market ASP applications due to the relatively high margins generated by our ASP products. Eautoclaims markets three ASP products including eJusterSuite®, AuditPro, and the Appraisal Management System. Each of the products can be used independently or may use other ASP modules, depending on client workflow and business needs.

eAutoclaims recently released AuditPro, a rules-based estimate auditing application that has been well received by existing clients and prospects, which has allowed eAutoclaims to grow our high margin ASP revenue. Large carriers can use AuditPro as a stand-alone model that can be integrated within their organization without the need for significant initial cost and without materially changing their internal workflow.

Licensing of eJusterSuite® as an ASP has been another growth product that is used by carriers who rely on existing Staff Appraisers and those who manage an existing Direct Repair Program. eJusterSuite® allows carriers to manage appraisal assignments, monitor performance of appraisal sources through various metrics, and includes access to service partners for rental car procurement, assignment to salvage vendors, police report pick-up services, and several other service partners frequently used by Insurance Adjusters.

Competition

The auto collision claims service industry is highly competitive and has low barriers to entry. We are aware of several other companies that offer internet-based services similar to ours. Several of these competitors serve the insurance industry although most tend to focus on either the fleet or insurance segments of the market. We are aware of one competitor that offers collision repair services through a network of collision repair providers, online connectivity with those providers, and the estimate review service combined with a share of the volume discount with the customer that is provided by the repair facility.

Several of our competitors offer application services (Application Service Provider models) along with electronic auditing capabilities. Even though most of our competitors have either changed their targeted marketing efforts or narrowed their focus to the insurance arena, the majority of these competitors have been in business longer than we have. Several of these competitors have significantly greater assets and financial resources than currently available to us. We expect competition to continue to intensify in the on-line claims management segment of this industry as current non-Internet competitors expand their market into the Internet and new competitors enter the market utilizing the Internet.

We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures could force us to reduce our prices and may make it more difficult for us to attract new customers and retain current customers. As competition in our industry increases, it is likely that many of our competitors will have access to greater resources than are currently available to us, including financial, employee, customer relations, technology, and expertise in developing and implementing new technologies as the industry evolves.

The principal factors that help us to maintain and grow our market share are:

•	Continuous implementation of new technology to streamline the claims processing workflow for insurance adjusters;

•	Maintain attractive processing cycle time for claims; Quality of repair shop services;

•	Ability to offer nationwide access to repair facilities;

•	Processing of claims/assignment fees and charges;

•	Ability to offer new services and efficiencies while incorporating technological change into existing services;

•	Access to claim status 24/7;

•	The increase in the volume of vehicles that a repair facility can expect to repair as part of our network;

Customer Service

Our continued growth will be dependent upon our ability to consistently deliver customer centered service at competitive prices. Our eJusterSuite system is designed to ensure that the claims process flows smoothly and seamlessly. The Company’s follow-up on claims assignments helps to ensure that all details of the claim will be verified to our quality standards.

We have implemented a “Customer Service Professional” certification as part of our Associate Development Program to ensure that our employees are fully trained in the latest in customer service techniques and to help us in attaining our objective of becoming known as one of the best customer service organizations in the industry.

Employees

As of July 31, 2005, eAutoclaims, Inc. had 75 full-time employees. There is no union contract relating to any of our employees nor does the Company anticipate there to be unionization of its employees. We believe that our relationship with our employees is generally good.

INTELLECTUAL PROPERTY

We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. The confidentiality and nondisclosure agreements with employees, contractors and suppliers are in perpetuity. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we intend to pursue the registration of our trademarks and service marks in the U.S.

During fiscal 2004 we changed our corporate name from eAutoclaims.com, Inc. to eAutoclaims, Inc. We have filed for and have been granted the fictitious name EAUTOCLAIMS in the State of Florida. We also own thirty-seven (37) URL Internet domain names. We maintain a website located at www.eautoclaims.com. We are not incorporating by reference any information on our website and information on our website should not be considered part of this report.

On January 19, 2001, we were notified by our trademark counsel that although the trademark examiner did not find any similar or pending marks which would prevent registration of “eAutoclaims.com”, she refused registration of this mark on the principal register because the service mark “eAutoclaims.com” is merely descriptive of our service since we combined the letter “e” with the word “Autoclaims”. Our trademark counsel has advised us that there is some merit to the trademark examiner’s position. Based upon the advice of our trademark counsel, we amended the application for registration on the “supplemental register” which is reserved for those marks which have a descriptive quality, but have not achieved the degree of use or secondary meaning necessary to establish distinctiveness, which is a requirement for registration on the principal register. Our application for registration and the supplemental registration for the mark eAutoclaims.com(R) was granted in October 2001. Registration on the supplemental register is valid for 10 years but does not prevent other parties from use of a similar mark.

On June 15, 2005 we received a Federal Registration Certificate for our service mark eJusterSuite®. The registration will remain in effect for ten years and may be renewed for additional ten-year terms if the mark remains in use as is. In July 2003, we entered into a Settlement Agreement with IBM regarding the use and scope of the “e” logo/mark which precedes several of our trademarks and service marks. IBM takes the position it is the owner of the “e” logo relating to computer hardware and software and that our use of “e” logo infringed on their rights. The Settlement Agreement allows us to continue using, in a limited fashion, the use of the “e” logo in a manner not objectionable to IBM. We do not believe that the limitations imposed by the IBM Settlement Agreement will adversely affect our business.

There can be no assurance that other parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter to royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.

OPERATIONS AND TECHNOLOGY

Overview
eAutoclaims has created several web based applications that assist insurance adjusters, appraisal sources, and repair centers to efficiently and effectively conduct business. The web applications facilitate lower turn around times in settling claims through the use of digital technology integrated with the web, lower average paid losses through extensive programmatic audits that are individually customized to the insurance company’s auditing profile, and increased workflow efficiencies by using software modules (First Notice Of Loss, System Integration to eliminate re-keying, Intelligent dispatch Systems, etc…) designed to compliment the customer’s existing business system and not replace it.

Each of our products evolves through feedback from our clients. We design new functionality requests in a modular approach so that any other customer can have that same functionality by a simple change in their profile. This evolution and modular integration of functionality allows us to have one of the most dynamic and versatile products in the marketplace for on line claims processing.

All products are web based and, as such, are periodically updated by us online, eliminating the need to send updates to our customers. As changes are made to any application they are deployed and realized in our programs in real time. Our existing hardware and software requirements to use any of our products are Internet Explorer 5.5 SP2 or above and an adequate Internet connection.

Understanding the need for high reliability/availability of our customer’s data, eAutoclaims has signed a contract with Peak 10, a Co-Location Facility provider, to install equipment in their Charlotte, North Carolina facility as well as their Tampa, Florida facility. Data will be replicated between Oldsmar, Florida, eAutoclaims Corporate Headquarters, and both data centers. Redundancies have been built into the network topology. Currently equipment exists in all three locations.

1.	Products

eJustersuite®

Our eJustersuite® application is a one call contact center solution that give insurance adjusters the ability to take the First Notice of Loss (FNOL) and dispatch the assignment to the appraisal source of their choice (Staff Appraiser, Repair Shop, Independent Appraiser, or Desk Estimator) through geographical proximity algorithms as well as assignment loading for each appraisal source. An Insurance Adjuster can also make real time rental car reservations and tow truck pickup arrangements for the car while the customer is on the phone. The eJustersuite® product interfaces with a multitude of partners for scene investigation, police reports, salvage partners, etc.

eJustersuite® customers can use innovative technology called CAsE (Customizable Assignment Entry). With CAsE the client can create their own forms based on a comprehensive collection of data elements. There are no limits on the number of forms a client can create and each form can be tailored to ensure that only the necessary information is obtained thus increasing efficiency when entering data.

AuditPro

Our AuditPro product is an extremely versatile estimate auditing program. Auditpro allows an Insurance Company to create auditing guidelines and place them into a profile. This profile can then be associated with an appraisal source. Insurance companies can have profiles for specific Independent Appraisers, or all Independent Appraisers, another profile could be for shops on their Direct Repair Network, or another for their Staff Appraisers. Profiles can even be associated to the State in which the vehicle is located and the appraisal source.

With eAutoclaims ‘alias’ technology we are able to minimize the amount of false positives and produce a highly accurate audit result that characterizes the estimate violations based on severity and cost variance. Auditpro also has the ability for the Insurance Company to modify the estimate on the fly and send the corrected estimate to the appraisal source.

Auditpro versions are also available for shops and independent appraisers. Within those versions estimates can be verified against the auditing guidelines of the insurance company at the appraisal source level prior to being submitted to the insurance company.

Appraisal Management System (AMS)

AMS is a web-based application that allows for centralized dispatch of the automobile loss assignments received from multiple customers via a customized portal. AMS supports separate websites for every branch with local administrative privileges in terms of managing users, subcontractors, branch invoicing, etc. AMS also provides a top level site for company-wide administration of the branches. The assignment distribution process is based on zip code which allows the automation and distribution of work among different branches. Comprehensive metrics on a company’s activity including billing and invoicing features are available.

Product Development

eAutoclaims finished a proof of concept project in the second quarter of fiscal year 2004 entitled Virtual Adjuster. Virtual Adjuster allows the appraisal source the ability to communicate in real time with the call center adjuster or appraiser where both parties could see the damage to the vehicle and collaborate on the estimate while capturing the necessary screenshots and documentation required for the claim. Technology has advanced and now with higher resolution cameras and higher speed wireless devices the product can be commercialized. Through video and audio streaming technology claims could be settled in minutes. We anticipate a production release of this product in 2006.

2.	Infrastructure

Software

eAutoclaims is a rapid application development environment. eAutoclaims uses a form of agile programming methodology called extreme programming (XP) to development our products. This XP process facilitates us working closely with our customer to ensure successful completion of our common project objectives.

Approximately 95% of all products are written at our Oldsmar Corporate Office in Cold Fusion Markup Language (CFML) and the remaining 5% of code consist of Active Server Pages (ASP), .Net, or Visual Basic (VB). In order to reduce outside dependencies or influences on our product, we use very little code written by outside vendors.

We have standard schemas that are used for integration with other client’s systems. This standardized interface is open and non-proprietary. We frequently make customized changes to our application to accommodate the business process needs of our customer, but each of those changes is modularized to minimize interaction with other code. Once modularized the code is available for our entire customer base upon request.

Our production environment is segregated from our development environment. All code creation or modifications occur on the development platform. From development all code is migrated and tested on a staging server that is a replica of production. After successful testing the changes are scheduled for deployment to production. Our version control software monitors and track all changes to code. Changes can be deployed to all customers at the same time. Customers are always notified of changes through a flashing icon on their screens that details any changes in appearance or functionality of the application.

We are moving to a Service Oriented Architecture (SOA) with many of our new modifications. This SOA will allow for a myriad of functionality from the shop level to the Insurance Company level. These Web Services will allow for the addition and integration of new partners into our entire web based products.

Network Infrastructure

eAutoclaims has a fiber connection to the Internet with Synchronous Optical Network (SONET) technology. There are two entrance and two exits points for the fiber at the Oldsmar, Florida corporate headquarters. In each of the Peak 10 Co-Location facilities, Charlotte and Tampa, we also have redundant SONET technology. SONET technology ensures a high availability telecommunication network is available for our application servers and our call center. Our Oldsmar facility and the Peak 10 facilities all have diesel powered backup generators that can sustain network operations indefinitely (with adequate refueling every 10 days) should a power outage occur. All mission critical equipment has dedicated APC uninterruptible power supplies (UPS). All non mission essential computer equipment including workstations has either common UPS modules or small dedicated units.

Security and protection of customer data is also a paramount concern for our enterprise. We have in place Intrusion Detection Systems (IDS) that alert us to attempts to breach our security. We vigorously keep our operating systems updated with the most current security patches as well as keep our Antivirus software patterns updated and deployed to all systems within the organization.

Our web products can be used with Secure Socket Layer (SSL) technology to ensure sensitive data is encrypted between our servers and our clients or partners. We use F5‘s Security Appliances to perform encryption and decryption thus removing unnecessary overhead from servers. eAutoclaims also prefers to restrict access to customer web sites through the use of IP restrictions which limit access to a specific point of origin, such as the Insurance Company’s corporate headquarters gateway or proxy server.

3.	Security

Intrusion Detection System (IDS)

An IDS is deployed and monitors all traffic to and from our servers. This system is monitored 7/24/365 through ProtectPoint Security services. ProtectPoint also has IDS systems installed for our equipment in Charlotte and Tampa. ProtectPoint is extremely proactive in their denial of access to our equipment should suspicious activity be occurring.

Physical Security

Corporate headquarters Network Operations Center (NOC) has RFID secure door locks. Only authorized people can access the NOC. There is also a Cipherlock on the door entering the IT department. Access to the code is on a ‘need to know’ basis. The building also has cipherlocks that require unique PINs to enter.

Each Co-Location facility has three factor authentication, PIN, Biometric Scan, and RFID tag restricting access to our remote located servers. Each rack of servers is also confined in a cage requiring a combination to enter the cage.

Our VPN uses two factor authentication which include RSA tokens that restrict access to a very limited amount of users. Upon access to the VPN rights and privileges are restricted based on credentials.

All visitors must be recorded in a visitor log upon entering the facility. Visitor passes are provided that must be wore at all time. Contractors are also logged and given contractor badges that must be worn at all times.

Data Security

eAutoclaims takes the following precautions to help assure continuous service in the event of catastrophic events such as fire, water intrusion or loss of power and the prevention of data loss:

All data and program code is backed up nightly to a magnetic tape. One month of historical data is maintained with the previous weeks backups stored in an off site Category 5 Shelter location. A Grandfather, Father, and Son scenario is used for tape backups.

An additional copy of historical data is stored on a development server outside of the production server area nightly to provide further redundancy protection.

Our Network Operation Center is separately housed within the facility and has a dedicated electrical supply and redundant air-handling units.

Security sensors detect unauthorized entry. Video Camera surveillance is in place in the NOC.

All units are on UPS (Uninterruptible Power Supplies) in the event of a momentary loss of power. Our fire suppression system is computer friendly.

We have a diesel powered backup generator that will keep us up and running for a minimum of seven and maximum of 12 days depending on electrical load in case the power were to fail for any reason. We have multiple contracts with local fuel companies to ensure we have access to additional diesel fuel to keep us running indefinitely.

We have redundant Internet circuits with separate fiber paths to our building

Notwithstanding these precautions, a catastrophic event could interrupt our service for a substantial period of time, which would adversely affect our business prospects.

Prevention of Access to Data by Unauthorized Personnel

Our technology systems are designed to address important security concerns. Only personnel in our Information and Technology Department are allowed access to stored data. IP Restrictions, username and password, and SSL technology are used to restrict customer access to our servers.

Notwithstanding such safeguards and procedures, like with all online systems providers, a successful unauthorized access to sensitive data or a destructive virus attack on our infrastructure is possible. A malicious unauthorized access or effective virus could adversely affect our internal business processes and our customer’s access to our computer systems. With contingency planning using three redundant sources of operations we would anticipate the interruption to be minimal.

4.	Risks

We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our products and services. Rapidly changing technology, evolving industry standards, and changing customer demands characterize the market in which we compete. Accordingly, our future success will depend on our ability to:

•	Adapt to rapidly changing technologies;

•	Adapt our services to evolving industry standards;

•	Continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace.

Our failure to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure. This could have a material adverse effect on our business, results of operations and financial condition.

Governmental Regulation

From time to time we receive inquiries from state regulators relating to licensing and qualification requirements as insurance claims adjuster, appraiser or legality of a direct repair network under the laws of that particular jurisdiction. We also received inquiries regarding compliance with steering laws of certain jurisdictions. To date, we have been successful in demonstrating to the appropriate state regulators that we do not violate the jurisdiction laws, that qualification is not required.

Certain jurisdictions could adopt laws directed at the auto insurance industry, which could affect our business in an unforeseen and adverse manner. A couple of states have pending or proposed legislation which, if adopted, could adversely affect our business model. To date, industry trade associations have been successful in preventing the passage of unfavorable legislation.

It is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated actions against online service providers regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market place. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

In addition, because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We are incorporated in Nevada and are currently only required to be qualified as a foreign corporation authorized to do business in the State of Florida because our offices and employees are located in Oldsmar, Florida. Changes in the laws affecting the Internet or the automobile insurance repair industry may require us to quality in additional jurisdictions. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in such jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

PROPERTIES

Our corporate headquarters are located at 110 East Douglas Road, Oldsmar, Florida 33467. On December 9, 2005 the Company completed a transaction in which it purchased its Oldsmar facility under a purchase agreement completed with the then current landlord, and immediately sold the facility to a third party. As part of the agreement to purchase the facility, the Company issued the then current landlord 400,000 shares of the Company’s common stock. The net result of the purchase and sale transaction, after deducting applicable expenses, was a gain to the Company of $756,943. As part of the agreement to sell the facility, the Company signed a new 7 year lease with the new owner, which runs through December, 2012. The monthly rent increased to $21,694 through December 31, 2006. Thereafter the rent increases 3% annually until it reaches $25,894 for the year ended December 31, 2012.

We believe that the facilities are well maintained, are in substantial compliance with environmental laws and regulations, and are adequately covered by insurance. We also believe that these leased facilities are not unique and could be replaced, if necessary, at the end of the term of the existing lease.

LEGAL PROCEEDINGS

We are currently not involved in any legal proceedings which are considered material.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth certain information with respect to our executive officers as follows:

Name	Age	Position
Eric Seidel	42	Chief Executive Officer, President and Director

Reed Mattingly	36	Executive Vice President

Larry Colton	56	Chief Financial Officer

Stacey Adams	33	Sr. VP of Operations

Dave Mattingly	47	Chief Information Officer

Jeffrey D. Dickson	62	Chairman of the Board of Directors

Christopher Korge	51	Director

Nicholas D. Trbovich, Jr.	45	Director

John K. Pennington	50	Director

Because we are a small company, we are currently dependent on the efforts of a limited number of management personnel. We believe that, given the development stage of our business and the large amount of responsibility being placed on each member of our management team, the loss of the services of any member of this team at the present time would harm our business. Each member of our management team supervises the operation and growth of one or more integral parts of our business.

The Chief Executive Officer/President is elected and can be removed by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term.

Business Experience of Executive Officers and Directors

Eric Seidel, Director, President and Chief Executive Officer – Mr. Seidel has been a Director and our Chief Executive Officer and President since June 1, 2000. From January 1, 2000 through May 31, 2000, Mr. Seidel was the Chief Executive Officer and President of eAutoclaims, Inc., which was privately held Delaware corporation, which merged with us. From September 1997 through December 1999, Mr. Seidel was employed as a senior executive officer of First American AMO. From August 1995 through June 1997, Mr. Seidel was a senior executive at Salex Corporation; a fleet management company serving Fortune 500 companies, where, among other responsibilities he was responsible for insurance company services. Mr. Seidel is a Past President of the U.S. Junior Chamber of Commerce.

Reed Mattingly, Executive Vice President – Mr. Mattingly was formerly the Chief Operating Officer of eAutoclaims and VP Premier Express Claims prior to its acquisition by eAutoclaims in July of 2000. He has 16 years of experience in the automotive insurance services business. Mr. Mattingly currently leads our sales and marketing teams. Mr. Mattingly is responsible for growth in revenue from new and existing clients through the effective marketing and sales of existing eAutoclaims applications and services as well as identification and development of alternative revenue generating opportunities. In the previous position of COO for eAutoclaims, he was instrumental in significantly increasing revenue by working directly with national accounts and consistently providing excellent service to clients. He has also built and managed a 24-hour/7 day national claim reporting call center. Companies under his management have been known for a “high-tech, high-touch” approach to personalized customer service. He earned a degree in Business Management from the University of South Carolina.

Larry Colton, Chief Financial Officer – Mr. Colton became our Chief Financial Officer on May 1, 2005. Prior to becoming CFO, Mr. Colton was the Controller of eAutoclaims since December 2000. He has over 25 years experience in accounting and finance, having held a variety of positions in several industries. Between December 1997 and December 2000, prior to joining eAutoclaims, Mr. Colton was Vice President of an asset management division of Sky Financial Group. He holds a bachelor’s degree from Elmhurst College and a Masters of Business Administration degree from Northern Illinois University.

David Mattingly, Chief Information Officer – David Mattingly began his career with eAutoclaims after our purchase of Premier Express Claims in 2000. Mr. Mattingly was the MIS Director of Premier and joined the eAutoclaims staff as the VP IT. In June 2002 Mr. Mattingly became the CIO and assumed the responsibility for developing new products and keeping the Company’s technology on the ‘cutting edge.’ He oversees and manages all eAutoclaims technology projects, LAN and WAN infrastructure, Intranet and Internet Programming Projects, and research and development endeavors. Mr. Mattingly has been in the Computer Technology field for over 24 years. He earned a BS Degree in Electronic Engineering Technology from the State University of New York during his seven-year tour with the United States Air Force. Mr. Mattingly has several other Computer Technology & Engineering degrees as well as a MBA from Devry University’s Keller Graduate School of Management. Mr. Mattingly plans on attending Argosy University in 2006 for his Doctorate in Business Administration.

Stacey Adams, Sr., Vice President Operations – Ms. Adams has been with eAutoclaims since its inception in December 1999. She is formerly the Operations Manager of the Royal Care Division. She has over 6 years experience in the insurance and technology industries. Prior to eAutoclaims Ms. Adams was with a Senior Customer Account Representative/Account Executive with NetWireless, where she provided technical support and marketing support for the customers and sales team. Stacey earned a bachelor’s in communications from Arizona State University and carries agents license in Property & Casualty Insurance.

Jeffrey D. Dickson, Chairman of the Board – Mr. Dickson has been the Chairman of the Board of Directors since June 2000. From May 1997 through November 1999, Mr. Dickson was the President and Chief Executive Officer of First American AMO. From February 1995 through May 1997, Mr. Dickson was the president and chief operating officer of Salex Corporation. Mr. Dickson has served as an executive vice president of the American Bankers Insurance Group and president of Interloc Corp. Mr. Dickson was awarded a Masters of Business Administration degree from Harvard University in 1979.

Christopher Korge, Director – Mr. Korge has been a director since June 2000. He is the managing partner at the law firm of Korge & Korge, P.A. in Miami, Florida. He received his J.D. degree from Temple School of Law in 1981 and B.S. in Business Administration, from the University of Florida, in 1977. Mr. Korge’s firm represents numerous Fortune 500 corporations. Mr. Korge serves on numerous boards of directors and is a major shareholder in various companies including two housing development companies, and one E commerce company, Intune Group. He is Chairman of Intune. Mr. Korge is Finance Vice Chairman of the Democratic National Committee. He is past Co-Chair of the Democratic National Committee Business Council.

Nicholas D. Trbovich, Jr., Director – Mr. Trbovich Jr. has been a director of eAutoclaims since June 2000. He is a director and vice president of AMEX-listed Servotronics, Inc., President of TSV ELMA, Inc. and TSV Franklinville, Inc. (Servotronics development subsidiaries), Chairman and CEO of Queen Cutlery and CEO and President of the Ontario Knife Company, (the U.S. Military’s largest supplier of bayonets and survival knives). He is founder and owner of Aero, Inc., A fabricator of hot forged metal products.

John K. Pennington, Director – has been a director of eAutoclaims since October 2004. He is founder, president and director since 2002 of Advantage Fund G.P. Limited, which acts as general partner of Canadian Advantage Limited Partnership and VC Advantage Limited Partnership, two large technology investment funds. He is also founder, president and director since 2001 of Canadian Equity Resources Corporation, a private investment firm. He holds a Bachelor of Arts (Economics) from Queen’s University, Kingston, Ontario, Canada and a Master of Business Administration from the University of Western Ontario, London, Ontario, Canada.

Other Key Employees

In addition to the individuals identified above as “Executive Officers”, the following individuals are considered key employees and certain information with respect to these key employees is described below:

John Prozinski, Vice President Business Development – Mr. Prozinski has been employed with eAutoclaims since July 1998 and currently serves as the Vice President of Business Development. His responsibility is the development of sales and integration opportunities across all eAutoclaims product lines for Outsourcing, ASP and Specialty Markets. Included are the incorporation of service partners (Rental, Salvage, Field Adjusting, Report Pick-up, Desk Review and Towing), independent appraisers, and corporate repair centers for both eJusterSuite® and AuditPro platforms. Mr. Prozinski has served eAutoclaims as a Regional Sales Manager, National Vendor Manager and Director of Consumer products. Prior to eAutoclaims, John was employed by both Ashland, Inc. and Betz Laboratories and served in regional sales, marketing and product development roles. In 2000, John was elected and served as the 80th President of the United States Junior Chamber of Commerce. He graduated from St. John’s University, Collegeville MN with a Bachelor of Science Degree in 1987.

Marilyn Maginnes, Controller – Ms. Maginnes became eAutoclaims Controller in May 2005. Prior to becoming Controller, Ms. Maginnes had been with eAutoclaims as Assistant Controller since July 2001. She has over 25 years of accounting management experience. Prior to eAutoclaims and relocating from Long Island, New York to Florida, Ms. Maginnes was a Regional Accounting Manager for Petro Inc. of Stamford Connecticut. She managed Petro’s Long Island Region, which included their largest four branches. Ms Maginnes had obtained her accounting degree and then went on to obtaining public accounting experience before going into the private sector.

Mike Probyn, Vice President of Operations – Mr. Probyn has been with eAutoclaims for 5 years and is currently serving as our Vice President of Operations overseeing the Auditing, Claims and Vendor departments. He formerly served as the Regional Vendor Manager and National Vendor Manager. Prior to working for eAutoclaims, Mr. Probyn was Co-Owner of a Pest Control Company for over 15 years and also Past President of the Florida Junior Chamber of Commerce.

Ryan Blade, Vice President Information Technology – Mr. Blade joined eAutoclaims in September 2000. He has served as a Technical Support Specialist, a programmer and an IT Department Manager. He was promoted to Vice President Information Technology in May 2003 and oversees the IT Support, Programming and Network Administration departments. Formerly he served thirteen years in the United States Army.

Election

The Company’s Bylaws fix the size of the Board of Directors at no fewer than three and no more than nine members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently there are four Committees of the Board of Directors and Meetings.

Board of Directors Meetings

Our Board of Directors held five (5) meetings during the fiscal year ended July 31, 2005. Each of our directors attended all five meetings.

Audit Committee

The Audit Committee, which held five meetings during fiscal 2005 to review the three 10Qs and one 10K, acts on behalf of the Board to oversee all material aspects of the Company’s reporting, control and audit functions. The Audit Committee’s role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on Company processes for the management of the business/financial risk and for compliance with significant applicable legal, ethical and regulatory requirements. In addition, the Audit Committee reviews the adequacy of internal account, financial and operating controls and reviews the Company’s financial reporting compliance procedures. During fiscal 2005 Mr. Trbovich, Jr. was Chairman of the Audit Committee and served with Mr. Korge and Mr. Dickson. None of our Audit Committee members is a financial expert as defined under Item 401(h) of Regulations S-F. However, two Audit Committee members are not part of the Company’s management. We are an OTC:BB issuer and, accordingly, are not currently required to have a financial expert on our board.

Compensation Committee

The Compensation Committee, which held one meeting during fiscal 2005 to review compensation issues, and sets policy for compensation of all senior management and directors. The Compensation Committee consists of Mr. Dickson, Mr. Trbovich, Jr. and Mr. Korge. During fiscal 2005, Mr. Korge served as Chairman of the Compensation Committee. See “Board Compensation Committee Report on Executive Compensation.”

Nominating Committee

The Company does not currently have a standing nominating committee of the Board of Directors. The entire board of directors acts as the nominating committee.

Director Compensation

Two of our three outside Directors were paid an annual retainer of $25,000 during the fiscal year ended July 31, 2005. One individual, who became a Director in October 2004 was paid a prorated amount of $19,178, which is equal to the time he served as a Director during the fiscal year. All of the Directors were paid in Company Stock for these retainers. In addition, each Director was entitled to $1,250 worth of Common Stock to be issued on a quarterly basis at the fair market value as of the end of each quarter. For the fiscal year ended July 31, 2005 we issued 67,144 shares to our outside directors under this arrangement. The three outside Directors also receive $6,000 per year for attending board meetings and $4,000 per year for attending committee meetings. The committee fee is raised from $4,000 to $8,000 per year, if they are the Chairperson of the committee. All of these fees were paid in Company Stock. If they don’t attend one or more committee or board meetings, their compensation is reduced accordingly.

The three outside Directors are also compensated with stock options at various points throughout the year. All these options have an exercise price set at the market value of the stock on the date of the granting of the option. The options vest after one year and have a term of five years. For the fiscal year ended July 31, 2005, the three outside Directors received 12,500 options each quarter, which were issued on January 21, 2005, January 31, 2005, April 30, 2005 and July 31, 2005 at exercise prices of $0.25, $0.30, $0.14 and $0.21, respectively, for a total of 50,000 options for two Directors and a 37,500 for the third Director (for 3 quarters of service), or 137,500 options in aggregate.

Code of Ethics

The Company has adopted a “Code of Business Conduct and Ethics” that applies to all eAuto employees and Board of Directors, including eAuto’s principal executive officer and principal financial officer, or persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics is attached as an exhibit to this annual report on Form 10-K. The Company intends to post the Code of Business Conduct and Ethics and related amendments or waivers, if any, on its website at www.eautoclaims.com. Information contained on the Company’s website is not a part of this report. Copies of the Company’s Code of Business Conduct and Ethics will be provided free of charge upon written request to eAutoclaims, Inc., 110 East Douglas Road, Oldsmar, Florida 34677, attention: Larry Colton.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of the Forms 3, 4 and 5 filed during fiscal 2005 the registrant reasonably believes, except as described below, that each person who, at any time during the current fiscal year, was a director, officer, or beneficial owner of more than 10% of our common stock filed the appropriate form on a timely basis with respect to changes in such owner’s beneficial ownership of our common stock. Mr. Korge was delinquent on his Form 4 filing related to the acquisition of 12,500 options that occurred on or about January 21, 2005 and his March 10, 2005 acquisition of 446,429 additional units (shares of common stock and warrants) issued as required by the terms of the 2004 capital raise. Mr. Trbovich, Jr. was delinquent on his Form 4 filing related to the acquisition of 12,500 options that occurred on or about January 21, 2005. Mr. Reed Mattingly was delinquent on his Form 4 filing related to the acquisition of 192,308 common shares that occurred on July 29, 2005.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation paid or accrued by us for the fiscal years ended July 31, 2005, 2004, and 2003 to or for the account of our Officers that exceed $100,000.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name of Individual & Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Stock Awards	Securities Underlying Options/SARs	Long-Term Incentive Plan Payouts	All Other Compensation
Eric Seidel	2003	$ 242,402	$ 37,500	-0-	-0-	165,000	-0-	-0-
President and	2004	$ 198,859	$ 19,752	-0-	-0-	1,075,000	-0-	-0-
Chief Executive Officer	2005	$ 182,250	$ 12,000	-0-	-0-	-0-	-0-	-0-

Reed Mattingly	2003	$ 104,931	-0-	-0-	-0-	30,000	-0-	-0-
Executive Vice President	2004	$ 121,320	$ 1,500	-0-	-0-	200,000	-0-	-0-
	2005	$ 108,478	$ 25,000	-0-	-0-	-0-	-0-	-0-

Scott Moore (2)	2003	$ 131,424	-0-	-0-	-0-	80,000	-0-	-0-
Chief Financial Officer	2004	$ 134,221	$ 1,500	-0-	-0-	150,000	-0-	-0-
	2005	$ 108,458	-0-	-0-	-0-	-0-	-0-	-0-

Dave Mattingly	2003	$ 100,185	-0-	-0-	-0-	30,000	-0-	-0-
Chief Information Officer	2004	$ 108,808	$ 1,500	-0-	-0-	150,000	-0-	-0-
	2005	$ 109,897	-0-	-0-	-0-	-0-	-0-	-0-

The cost to us of personal benefits, including premiums for life insurance and any other perquisites, to such executives do not exceed 10% of such executive’s annual salary and bonus.

(1)	Other annual compensation, including cell phones is less than 10% of the officers’ salaries and is therefore not disclosed above.

(2)	Mr. Moore resigned at the end of his contract in April 2005.

Option/SAR Grants in Last Fiscal Year –

Name of Individual	Number of Securities Underlying Options/SARs Granted (1)	Percent of Total Options/SARs Granted to Employees/ Directors In Fiscal Year	Exercise or Base Price	Fair Market Value At date of Grant	Expiration Date
Eric Seidel	-0-	-0-	-0-	-0-
Reed Mattingly	-0-	-0-	-0-	-0-
Scott Moore	-0-	-0-	-0-	-0-
Dave Mattingly	-0-	-0-	-0-	-0-

_________________

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table provides information with respect to the named officer concerning exercised and unexercised options in fiscal year ended July 31, 2005.

Name of Individual	Shares Acquired on Exercise (#)	Value Realized (1)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SARs at Fiscal Year End($) Exercisable/Unexercisable (2)
Eric Seidel	350,000	$52,500	726,667 / 13,333	$136,600 / $800
Reed Mattingly	-0-	-0-	220,000 / 10,000	$41,200 / $600
Scott Moore (3)	-0-	-0-	203,333 / 0	$33,867 / $0
Dave Mattingly	-0-	-0-	170,000 /10,000	$31,200 / $600
_________________
(1)	Value Realized represents the market value of the underlying securities on the exercise date minus the exercise price of such options.

(2)	Value Realized represents the market value of the underlying securities on 7/31/05 minus the exercise price of such options.

(3)	Mr. Moore resigned at the end of his contract in April, 2005

Employment Contracts and Other Arrangements

Eric Seidel, President and Chief Executive Officer. In May 2005 the Company entered into a new two-year employment agreement with its President and Chief Executive Officer. The agreement specifies an annual base salary of $170,000, representing a voluntary pay cut in base taken by the CEO. If the Company generates positive cumulative EBITDA (which excludes non-cash compensatory and equity charges under GAAP) of greater than $50,000 for any three consecutive months, the base salary will be increased to $200,000. The individual will be entitled to receive a quarterly bonus equal to 3% of the Company’s EBITDA as computed under GAAP, which may be paid in cash or shares of the Company’s common stock, at the election of the individual. The individual shall also be entitled to receive an option to purchase 25,000 shares of the Company’s common stock, exercisable at the fair market price, for each month the Company has net income before taxes and extraordinary items, as computed in accordance with GAAP. These options vest over the remaining term of the employment agreement. The individual is entitled to a $750 per month automobile allowance and a $1000 per month personal allowance. The Company is required to issue the individual 1,000,000 shares of its common stock and has agreed to include the shares in the S-8 Registration Statement. If the individual loses his position for any reason other than for cause during the term of the agreement, he will receive a lump sum payment equal to two (2) times the current base salary. If the Company does not employ the individual beyond the expiration term of the agreement, he will receive his monthly base salary for the next twelve months. At the election of the individual, any compensation including severance or termination payments, may be made one-half (1/2) in cash and one-half (1/2) in the Company’s shares valued at 75% of the average closing price over the 30 trading days preceding the termination date. Any shares issued shall be registrable under a form S-8 and shall have “piggyback” registration rights.

Reed Mattingly, Executive Vice President – Sales. We entered into an employment agreement with Reed Mattingly. Mr. Mattingly is currently our Executive Vice President in charge of Sales. This agreement was effective May 1, 2005, and has a term of twenty-two (22) months. Under this agreement, Mr. Mattingly is entitled to an annual base salary of $93,500 through April 30, 2006. Mr. Mattingly will receive an automatic increase to his base salary of $6,500 upon the completion of a capital raise and an automatic increase of $16,500 to his base when the Company reaches an EBITDA of $1. From May 1, 2006 until the expiration of the contract on February 28, 2007, Mr. Mattingly’s base will be $130,000. Mr. Mattingly will receive 10,000 shares of the Company’s common stock per month, not to exceed 200,000 shares. The stock will vest upon the Company raising material working capital. Mr. Mattingly has the option of receiving 25% of the value of the common shares in cash. The value of the Company’s common shares will be based on the closing price on the day the shares become vested and the stock has piggy-back rights to the Company’s S-8 registration filing. Mr. Mattingly is entitled to bonus compensation as determined by the Company and may be paid in cash or issued in shares of the Company’s common stock on terms approved by the Company. Mr. Mattingly is entitled to participate in the “Executive Bonus Plan” as set forth by the Company and may elect to receive part or his entire bonus, if any, in shares of our Common Stock valued at 90% of the then current market value. Mr. Mattingly is entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He may participate in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverage and other benefits afforded our employees. He is entitled to a $700 per month automobile allowance. If we elect not to renew this agreement, then he is entitled to six (6) months severance pay at his then current base salary and will provide 90 days of consulting services to the Company upon his departure at the base pay in effect at that time of departure. During the term of his agreement and for a period of six (6) months after termination of his agreement, Mr. Mattingly is subject to a non-competition and restrictive covenant with us. This agreement supersedes the contract dated May 1, 2003.

Larry C. Colton, Chief Financial Officer. In May 2005, we entered into an employment agreement with Larry C. Colton, our Chief Financial Officer. This agreement has a term of twenty-two (22) months. Under this agreement, Mr. Colton is entitled to an annual base salary of $84,800 through April 30, 2006. He will receive an automatic adjustment to his base of $5,000 when the Company reaches an EBITA of $1. From May 1, 2006 until February 28, 2007 Mr. Colton will receive an annual base salary of $99,678. Mr. Colton will receive 10,000 shares of the Company’s common stock per month, not to exceed 200,000 shares. The stock will vest upon the Company raising material working capital. Mr. Colton has the option of receiving 25% of the value of the common shares in cash. The value of the Company’s common shares will be based on the closing price on the day the shares become vested and the stock has piggy-back rights to the Company’s S-8 registration filing. Mr. Colton is entitled to bonus compensation as determined by the Company and may be paid in cash or issued in shares of the Company’s common stock on terms approved by the Company. Mr. Colton is entitled to participate in the “Executive Bonus Plan” as set forth by the Company and may elect to receive part or his entire bonus, if any, in shares of our Common Stock valued at 90% of the then current market value. Mr. Colton is entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He may participate in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverage and other benefits afforded our employees. He is entitled to an automobile allowance of $400 per month during the term of his agreement. If we elect not to renew this agreement, then he is entitled to six (6) months severance pay at his then current base salary. Mr. Colton has agreed not to compete with us during the term of this agreement and for a period of six (6) months after termination of this agreement. This agreement supersedes the contract dated May 1, 2003.

David Mattingly, Chief Information Officer. We entered into an employment agreement with David Mattingly. Mr. Mattingly is currently our Chief Information Officer. This agreement was effective May 1, 2005, modified in October 2005, and has a term of two (2) years. Under this agreement, Mr. Mattingly is entitled to an annual base salary of $125,000 through April 30, 2006., Mr. Mattingly will receive an automatic increase to his base salary of $5,000 upon the completion of a capital raise and an automatic increase of $18,000 to his base when the Company reaches an EBITDA of $1. From May 1, 2006 until the expiration of the contract on April 30, 2007, Mr. Mattingly’s base will be $138,750. Mr. Mattingly will receive 10,000 shares of the Company’s common stock per month, not to exceed 200,000 shares. The stock will vest upon the Company raising material working capital. Mr. Mattingly has the option of receiving 25% of the value of the common shares in cash. The value of the Company’s common shares will be based on the closing price on the day the shares become vested and the stock has piggy-back rights to the Company’s S-8 registration filing. In addition, Mr. Mattingly received a one time grant of 200,000 shares of the Company’s common stock, which the Company agreed to register. Mr. Mattingly is entitled to bonus compensation as determined by the Company and may be paid in cash or issued in shares of the Company’s common stock on terms approved by the Company. Mr. Mattingly is entitled to participate in the “Executive Bonus Plan” as set forth by the Company and may elect to receive part or his entire bonus, if any, in shares of our Common Stock valued at 90% of the then current market value. Mr. Mattingly is entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He may participate in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverage and other benefits afforded our employees. He is entitled to a $400 per month automobile allowance. If we elect not to renew this agreement, then he is entitled to six (6) months severance pay at his then current base salary. If Mr. Mattingly resigns voluntarily with thirty (30) days written notice, he will provide consulting services to the Company for a period of ninety (90) days at his base salary rate in effect at the time of termination. During the term of his agreement and for a period of six (6) months after termination of his agreement, Mr. Mattingly is subject to a non-competition and restrictive covenant with us. This agreement supersedes the contract dated May 1, 2003.

Stacey Adams, Senior Vice President – Operations. We entered into an employment agreement with Stacey Adams. Ms. Adams is currently our Senior Vice President in charge of operations. This agreement was effective May 1, 2005, and has a term of eighteen (18) months. Under this agreement, Ms. Adams is entitled to an annual base salary of $72,250 through April 30, 2006. Ms. Adams will receive an automatic increase to her base salary of $5,000 upon the completion of a capital raise and an automatic increase of $12,750 to her base when the Company reaches an EBITDA of $1. From May 1, 2006 until the expiration of the contract on September 30, 2006, Ms. Adams’ base will be $100,000. Ms. Adams will receive 10,000 shares of the Company’s common stock per month. In the final month of her contract she will receive 30,000 shares for a total of 200,000 shares. The stock will vest upon the Company raising material working capital. Ms. Adams has the option of receiving 25% of the value of the common shares in cash. The value of the Company’s common shares will be based on the closing price on the day the shares become vested and the stock has piggy-back rights to the Company’s S-8 registration filing. Ms. Adams is entitled to bonus compensation as determined by the Company and may be paid in cash or issued in shares of the Company’s common stock on terms approved by the Company. Ms. Adams is entitled to participate in the “Executive Bonus Plan” as set forth by the Company and may elect to receive part or her entire bonus, if any, in shares of our Common Stock valued at 90% of the then current market value. Ms. Adams is entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with her services. She may participate in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverage and other benefits afforded our employees. She is entitled to a $400 per month automobile allowance. If we elect not to renew this agreement, then she is entitled to six (6) months severance pay at her then current base salary. During the term of her agreement and for a period of six (6) months after termination of her agreement, Ms. Adams is subject to a non-competition and restrictive covenant with us. This agreement supersedes the contract dated May 1, 2003.

Change of Control Shares

On March 27, 2003, as part of an employee and board member retention program the Board of Directors voted to grant certain employees (Mr. Seidel is not entitled to participate in the employee retention program) a total of 2,000,000 shares of our Common Stock or equivalent consideration thereof and the current and future board members 1,000,000 common shares if there is a change in control of greater than 50% ownership of the Company or a sale of all or substantially all it’s assets. Only those employees and board members employed or on the board at the time of the change will participate in the compensation.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors administers our Chief Executive Officer’s compensation package. The committee reviews, recommends and approves changes to our compensation policies and programs, makes recommendations to the Board of Directors as to the amount and form of executive officer compensation, and administers our stock option plans.

General Compensation Philosophy.   Our compensation programs are designed to directly align compensation with individual performance and stockholder value. These programs enable us to attract, retain and reward executives and employees needed to accomplish our goals. The committee believes that executive pay should be linked to our overall performance. Therefore, we provide an executive compensation program, which includes base pay, long-term incentive opportunities through the use of stock options, shares and, in some cases, cash bonuses.

Base Salary.   Base salary is designed primarily to be competitive with base salary levels in effect at high technology companies that area of comparable size and with which we compete for executive personnel. Base salary is set annually based on job-related experience, individual performance and pay levels of similar positions at comparable companies. Salaries for executive officers were generally determined on an individual basis by evaluating each executive’s scope of responsibility, performance, prior experience and salary history, as well as salaries for similar positions at comparable companies.

Cash Performance Awards.   Management believes that cash performance awards, such as bonuses, should be tied to achievement of performance goals established by the committee. On June 2, 2003 the board approved a bonus plan based on achieve certain levels of profitability. If the management team achieves earnings per share of $0.01 to $0.10 per share then eight senior managers will split a total bonus pool ranging from $10,000 to $100,000 based on the level of profitability. The computation was tied to profitability to directly tie the employee bonuses to goals that will enhance shareholder value.

Stock Options.   In order to link the interests of our stockholders and senior management, we issue stock options. We believe that the practice of granting stock options is critical to retaining and recruiting the key talent necessary at all employee levels to ensure our success. Stock options generally have value for executive officers only if the price of our Common Stock increases above the fair market value of a share of Common Stock on the grant date and the officer remains in our employ for the period required for the options granted to such person to vest.

The number of shares subject to stock options granted is within the discretion of the Compensation Committee. In determining the size of stock option grants, the Compensation Committee considers the officer’s responsibilities, the expected future contribution of the officer to the Company’s performance and the number of shares, which continue to be subject to vesting under outstanding options. For 2003, options were granted to the executive officers based on their positions and a subjective assessment of individual performances. Stock options typically have been granted to executive officers when the executive first joins the Company. At the discretion of the Committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with the Company and to strive to increase the value of the Company’s Common Stock.

Compensation for the Chief Executive Officer.   Mr. Seidel’s base salary for the year 2004 was determined by the employment agreement previously signed on February 1, 2003 with Mr. Seidel. The Compensation Committee believes that the employment agreement terms are in a manner consistent with the factors described above for all executive officers.

Internal Revenue Code Section 162(m) Limitation.   Section 162(m) of the Internal Revenue Code imposes a limit, with certain exceptions, on the amount that a publicly held corporation may deduct in any year for the compensation paid or accrued with respect to its five most highly compensated executive officers. In general, it is the Committee’s policy to qualify, to the maximum extent possible, executives’ compensation for deductibility under applicable tax laws.

Stock Options

We established the 1998 Stock Option Plan (the “1998 Plan”). The 1998 Plan is intended to provide the employees and directors of the Company with an added incentive to continue their services to the Company and to induce them to exert their maximum efforts toward the Company’s success. The 1998 Plan provides for the grant of options to directors and employees (including officers) of the Company to purchase up to an aggregate of twenty percent (20%) of the number of shares of Common Stock in the capital of the Company issued and outstanding from time to time less any shares of Common Stock reserved, set aside and made available pursuant to the terms of the Company’s employee share purchase plan (the “Share Purchase Plan”) and pursuant to any options for services rendered to the Company. The number of shares of Common Stock subject to options granted to any one person under the Plan, the Share Purchase Plan and options for services rendered to the Company may not at any time exceed five percent (5%) of the outstanding shares of Common Stock. The 1998 Plan is currently administered by the Board of Directors. The Board determines, among other things, the persons to be granted options under the 1998 Plan, the number of shares subject to each option and the option price.

The 1998 Plan allows the Company to grant Non-Qualified Stock Options (“NQSOs”) not intended to qualify under Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”). The exercise price of NQSOs may not be less than the fair market value of the Common Stock on the date of grant. Options may not have a term exceeding ten years. Options are not transferable, except upon the death of the optionee.

During the fiscal year ended July 31, 2005 and the six months ended January 31, 2006 we issued 71,000 and 15,000 options, respectively, to employees in accordance with the 1998 Plan. During the fiscal year ended July 31, 2005 and the six months ended January 31, 2006, the Board members were issued 150,000 and 87,500 options, respectively, in accordance with the Board compensation plan. All of these options are subject to vesting and are exercised at the current market price of our stock as of the date of issuance.

We have the right to increase the total amount of options, which may be issued so long as total outstanding options do not exceed 15% of the number of our fully diluted outstanding shares of Common Stock. Furthermore, in lieu of paying cash bonuses, the employees may be issued shares of our Common Stock at the then fair market value in an amount not to exceed 50% of that employee’s base salary. All of the options we have issued are subject to immediate vesting and are exercisable in the event of a change of control, which is defined as a sale of substantially all of our assets or a merger in which we are not the surviving entity.

As of April 1, 2006, we have issued, or reserved for issuance, 27,026,771 shares of our Common Stock relating to outstanding options and warrants which are categorized as follows:

Options issued to Directors	825,000	(1)
Options issued to Chief Executive Officer	935,000	(2)
Options issued in connection with acquisition of PEC	130,000	(3)
Options issued to Employees	2,144,487	(4)
Options issued to Consultants	21,429	(5)
Warrants relating to debentures	1,150,000	(6)
Warrants relating to private placement	17,514,860	(7)
Purchaser’s Warrants	225,000	(8)
Agent’s Warrants	76,220	(9)
Placement Agent warrants	4,004,775	(10)

Total	27,026,771

(1)	The options issued to our directors have strike prices ranging from $0.01 to $1.91 and are exercisable through April 9, 2011. See “Directors and Executive Officers-Directors Compensation”.

(2)	Mr. Seidel currently owns the following options with the following terms:

# of Options	Strike Price	# Vested	Expiration Date
20,000	$1.26	20,000	03/31/06
50,000	$0.69	50,000	09/18/06
75,000	$0.55	75,000	03/27/07
40,000	$0.15	40,000	12/21/07
50,000	$0.10	50,000	04/07/08
25,000	$0.21	25,000	05/16/08
25,000	$0.39	25,000	06/15/08
25,000	$0.52	25,000	07/25/08
50,000	$0.32	50,000	08/29/08
25,000	$0.35	25,000	11/01/08
550,000	$0.01	550,000	03/10/14

935,000	0.00	935,000

During fiscal year ended July 31, 2005, Mr. Seidel exercised 350,000 options at a strike price of $.01, and 32,500 options with a strike price of $2.00 were canceled. During the six months ended January 31, 2006 Mr. Seidel exercised 100,000 options with a strike price of $0.01. A total of 180,000 options, with strike prices of $1.01 to $2.00 were canceled. See “Executive Compensation” and “Directors and Executive Officers – Employment Contracts and Other Matters”.

(3)	65,000 options immediately exercisable at $2.00 per share were issued to each of Randall K. Wright and Reed Mattingly. See “Executive Compensation – Employment Contracts and Other Matters”.

(4)	Represents options issued to our employees at exercise prices ranging from $0.01 to $2.00. 2,055,821 of these options are currently exercisable. The remaining options vest over a three-year term.

(5)	21,429 options were given to a public relations consultant with an exercise price of $0.49 per share.

(6)	Represents warrants issued in connection with previous debenture investors, exercisable at a price range of $0.16 to $0.63 per share, with a term of 10 years, expiring in 2011.

(7)	Represents warrants issued to purchasers of commons stock with an exercise price of between $0.16 and $0.75 per share with anti dilution rights, with a term of between 3 and 5 years expiring between 2006 and 2007.

(8)	Represents warrants issued to the purchasers of our Series A Preferred Stock. These warrants are exercisable at $.35. See “Market for Common Equity and Related Stockholder Matters – Preferred Stock and Related Warrants”.

(9)	Represents warrants issued to Thomson Kernaghan and Greenfield Investments, as Agents, exercisable at $0.35. See “Market for Common Equity and Related Stockholder Matters – Preferred Stock and Related Warrants”.

(10)	Represents 790,200 placement agent warrants to purchase a unit for $0.28. Each unit consists of one share of stock and one warrant to purchase another share of stock at $0.16. Also includes 1,616,250 placement agent warrants to purchase a unit for $0.16. Each unit consists of one share of stock and one-half warrant to purchase another share at $0.30, with anti dilution rights.

The following table sets forth information with respect to our common stock that may be issued upon the exercise of outstanding options, warrants, and rights to purchase shares of our common stock as of April 1, 2006.

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column (a))
Equity Compensation Plans
Approved by Stockholders	1,473,733	$ 0.48	10,339,292 (4)
Equity Compensation Plans
Not Approved by Stockholders (1) (2) (3)	7,582,183	$ 0.09	N/A

Total	9,055,916	$ 0.15

_________________
(1)	Includes options issued to our Chairman of the Board at $.01, and options issued to employees.

(2)	Includes 3,000,000 shares that may be issued in connection with a change of control, and 2,000,000 shares to be issued per management contracts.

(3)	Exclude 22,970,859 warrants issued to investors in connection with capital raising transactions not approved by our stockholders.

(4)	Based on a Board of Directors imposed limit of 15%, not the 20% shown in the approved plan.

CERTAIN TRANSACTIONS

As a result of the eAutoclaims (Del.) merger, we assumed obligations under a Consulting Agreement with Jeffrey D. Dickson. This agreement was effective December 1, 1999 and is renewable on an annual basis. Mr. Dickson agreed to provide Mr. Seidel, our Chief Executive Officer, day-to-day advisory services concerning management, capitalization, corporate structure, organizational, industrial and regulatory issues. In addition, Mr. Dickson agreed to serve as our Chairman of the Board of Directors.

In consideration for these consulting services Mr. Dickson was paid an annual consulting fee of $107,825, payable every two (2) weeks. In addition, Mr. Dickson was entitled to a non-interest bearing $126,500 line of credit that was originally established in fiscal year 2000. No borrowings were made subsequent to September 2002 or will be made in the future under this line of credit. As of July 31, 2005, $6,231 is still outstanding under this arrangement, after application of service credits as described below. Mr. Dickson is spending a substantial amount of his time dealing with administrative matters, investor relations and public relations. This frees up Mr. Seidel’s time to focus on sales and marketing. The Company and Mr. Dickson have agreed that $3,000 per month of his consulting fee will be withheld by the Company and used to reduce the outstanding balance under the line of credit. In June 2005 Mr. Dickson and the Company terminated the consulting arrangement described above. The Company subsequently entered into an agreement with a firm, which Mr. Dickson is associated with, to perform basically the same services as were being performed under the previous agreement. The Company will pay an annual fee of $74,100, payable every two weeks, to this firm. In addition, the firm will be paid an additional $3,100 for the first four months of the agreement to off-set additional start up costs. A total of $11,400 was paid to this firm for the fiscal year ended July 31, 2005.

We have entered into employment agreements with all of our senior management. For description of these employment agreements and related rights to our stock options, see “Executive Compensation – Employment Contracts and Other Arrangements.”

In fiscal year ended 2005, 2004, and 2003, we issued 1,011,288, 228,498, and 412,521 shares, respectively, of our Common Stock to Michael T. Cronin, Esq., who is a partner in the law firm which serves as our corporate and securities counsel, in consideration for $175,351, $80,584, and $118,525 of his services charged. All other charges incurred by us for other employees of his firm are paid in cash. As of July 31, 2005, all these common shares have been earned.

Christopher Korge, one of our directors, purchased $300,000 of convertible debentures in July, 2001. Upon the September 30, 2001 maturity date, we converted the $300,000 face amount of debentures acquired by Mr. Korge into 476,190 shares of our Common Stock (a $0.63 conversion price). In consideration for Mr. Korge’s purchasing and facilitating the placement of these debentures, we have agreed to issue Mr. Korge, or his assigns, warrants to acquired 1,000,000 shares of our Common Stock and Mr. Seidel’s broker-in-law warrants to acquire 150,000 shares of our Common Stock, both at an exercise price of $0.63 per share. We adjusted the exercise price of Mr. Korge’s warrants to $.35 in connection with Mr. Korge’s recent purchase of a $250,000 convertible note.

In connection with the issuance of shares of our Common Stock in August 2003, Mr. Korge acquired 107,527 shares at a fixed price of $.279 per share. In addition, the broker-in-law of Mr. Seidel, our CEO, acquired 35,842 shares at a fixed price of $.279.

On April 23, 2004 the Company received $250,000 from Mr. Korge in exchange for 8% convertible debentures due and payable on October 14, 2004 unless converted. The debentures were convertible into common stock at $0.28 per share. The Company also issued 892,857 three-year warrants with a strike price of $0.35 per share. The Company also adjusted the strike price on 1,000,000 warrants that the investor owned prior to this investment from $0.63 to $0.35 per share. The Company agreed to register the shares underlying the warrants and the convertible debenture. The investor also has anti-dilution rights on the warrants and conversion price of the debentures, in case other securities are issued with a lower sales price or strike price per share prior to the maturity date of the debentures. On November 8, 2005 the Board voted to adjust the strike price from $0.35 to $0.16 in order to match the strike price of other investor’s warrants issued under the anti-dilution provisions of their agreements. On June 24, 2004, Mr. Korge elected to exchange the convertible debentures and the 892,857 warrants received from his investment for 892,857 units. Each unit consists of one share of stock and one warrant, with a three-year term and a strike price of $0.35 per share. In January 2005 these warrants were re-priced to $0.16 in order to match the strike price of other investor’s warrants issued under the anti-dilution provisions of their agreements.

On November 8, 2005 the Board of Directors gave approval for, and the Company subsequently issued, 1,000,000 shares of the Company’s common stock to the Chairman of the Board to compensate him for his past services and his role as Chairman. The Company expensed a total of $190,000 for these shares, which was equal to the fair market value of the shares at the grant date. In addition, the Board also approved future compensation for the Chairman of the Board to include the same annual retainer of $25,000 to be paid in shares of the Company’s common stock as well as the same quarterly stock compensation currently paid to non-employee directors.

PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information with respect to the beneficial ownership of our Common Stock as of April 1, 2006, by:

•	each person who we know beneficially owns more than 5% of our Common Stock;

•	each of our directors and each individual who serve as our named executive officers individually; and

•	all of our directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage (2)
Eric Seidel (3)	2,931,221	3.67%
Reed Mattingly (4)	797,472	0.99%
Larry Colton (5)	272,000	0.34%
Dave Mattingly (6)	384,204	0.48%
Stacey Adams (7)	310,802	0.39%
Jeffrey D. Dickson (8)	2,030,816	2.57%
Nicholas D. Trbovich, Jr. (9)	747,510	0.95%
Christopher Korge (10)	7,340,335	9.02%
John K. Pennington (11)	248,987	0.32%
Canadian Advantage Limited Partnership (12)	3,221,454	4.08%
Advantage (Bermuda) Fund, Ltd. (13)	1,191,497	1.51%
Kinderhook Partners, LP (14)	11,943,575	14.41%
William Lewis (15)	9,045,022	11.18%

Directors and officers as a group (9 persons) (16)	19,476,298	24.36%
_________________
(1)	Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Unless otherwise noted, each such person is deemed to be the beneficial owner of shares of Common Stock held by such person and any shares of Common Stock which such person has the right to acquire pursuant to securities exercisable or exchangeable for, or convertible into, our common stock, within 60 days. The address of each beneficial owner is in care of the Company, 110 East Douglas Rd, Oldsmar, Florida 34677.

(2)	Based on 79,953,497 shares of Common Stock outstanding at the close of business on April 1, 2006. Excludes: (i) shares currently issuable pursuant to outstanding options issued under Stock Option Plan; and (ii ) shares issuable upon exercise of other outstanding warrants.

(3)	This amount includes options to acquire 550,000 Common Shares at an exercise price of $.01 and options to acquire 385,000 Common Shares at exercise prices between $0.10 and $1.26. . See “Executive Compensation – Employment Contracts and Other Matters”.

(4)	This amount includes options to acquire 100,000 common shares at an exercise price of $.01 and options to acquire up to175,000 shares at exercise prices between $0.15 to $1.26 See “Executive Compensation”.

(5)	This amount includes options to acquire 85,000 common shares at an exercise price of $.01, and options to acquire up to 112,000 common shares at an exercise price between $0.15 and $1.75. See “Executive Compensation – Employment Contracts and Other Matters”.

(6)	This amount includes options to acquire up to 93,000 shares at exercise prices between $0.15 and $1.26 and 200,000 shares issued in October 2005 as part of a modification to his employment agreement.

(7)	This amount includes options to acquire 160,802 common shares at an exercise price of $.01, and options to acquire up to 70,000 shares at exercise prices between $0.15 and $1.26. See “Executive Compensation”.

(8)	This amount includes 1,000,000 shares issued in January 2006 for past services and his role as Chairman of the Board, and options to acquire up to 200,000 shares of our Common Stock at $0.01. See “Directors and Executive Officers – Director Compensation”.

(9)	Mr. Trbovich, Jr.’s ownership consists of (i) 510,430 shares issued to him for his service on the board, (ii) 2,080 shares that he purchased on the open market, (iii) 10,000 shares owned by Mr. Trbovich’s wife, of which he disclaims beneficial ownership, and (iv) options to acquire up to 225,000 shares at exercise prices between $0.13 and $1.91. This amount excludes unvested options to acquire up to 50,000 common shares at exercise prices of $0.14 to $0.30, which vest through January 31, 2007. See “Directors and Executive Officers – Director Compensation”.

(10)	Mr. Korge’s ownership consists of (i) 488,090 common shares relating to the conversion of $300,000 of our convertible debentures, which matured on September 30, 2001 at a conversion price of $0.63, (ii) 504,716 shares issued to him for his service on the board, (iii) 15,000 shares that he purchased on the open market, (iv) 107,527 shares purchased from the Company in August 2003, (v) warrants to acquire up to 1,000,000 shares of our Common Stock at a conversion price of $0.16 in connection with the issuance of our convertible debentures in 2001, (vi) 892,857 shares of our Common Stock issued in June 2004 in exchange of a convertible debenture, (vii) 892,858 shares of our Common Stock issued as a result of the Company not meeting certain claims volume targets in March and August 2005, (viii) 1,785,715 shares of our Common Stock acquired as a result of the exercising of $0.16 warrants in March 2006, (ix) 1,428,572 warrants to purchase shares of the Company Stock as part of a warrant exercise program in March 2006. The warrants are for three years and have a conversion price of $0.30; and (x) options to acquire 225,000 shares at exercise prices between $0.13 and $1.91 for services as a director. This amount excludes unvested options to acquire up to 50,000 common shares at exercise prices of $0.14 to $0.30, which vest through January 31, 2007. See ” Directors and Executive Officers – Director Compensation”.

(11)	Mr. Pennington’s ownership represents 248,987 shares issued to him for his service on the board. This amount excludes unvested options to acquire up to 12,500 common shares at an exercise price of $0.30, which vest on January 31, 2007. See “Directors and Executive Officers – Director Compensation”.

(12)	Represents 2,991,504 shares and 229,950 warrants to acquire shares as reported on a Schedule 13D on or about August 15, 2005. John Pennington has investment decision-making authority for this entity. Excludes warrants to acquire up to 353,165 shares of our Common Stock issued as Purchaser and Agent Warrants in connection with the issuance of our Series A Preferred Stock.

(13)	Represents 1,106,447 shares and 85,050 warrants to acquire shares as reported on a Schedule 13D on or about August 15, 2005. John Pennington has investment decision-making authority for this entity. Excludes warrants to acquire up to 353,165 shares of our Common Stock issued as Purchaser and Agent Warrants in connection with the issuance of our Series A Preferred Stock.

(14)	This amount includes 4,154,287 warrants issued in March 2006 with a $.30 exercise price and a three year term.

(15)	This amount includes warrants to acquire 2,000,000 shares of our Common Stock issued in January, 2005 and warrants to acquire 150,000 shares of our Common Stock at an exercise price of $.20 issued in connection with securing a bridge loan in connection with the sale of our building in October, 2005.

(16)	Includes outstanding options and warrants to acquire up to 4,821,874 shares of our Common Stock issued to our officers and directors, which are currently exercisable. The total shares include 3,221,454 from Canadian Advantage Limited Partnership and 1,191,497 from Advantage (Bermuda) Fund Ltd for which Mr. Pennington has investment decision-making authority. Mr. Pennington disclaims beneficial ownership of these shares.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 150,000,000 shares of Common Stock, $.001 par value (“Common Stock”), and 5,000,000 of preferred stock, $.001 par value (“Preferred Stock”), issuable in series. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, amendments thereto, including the Certificates of Designation for our Series A Preferred Stock, and by the provisions of applicable Nevada law. Our transfer agent is Equity Transfer Services, Inc., 120 Adelaide West, Suite 420, Toronto, Ontario, M5H 4C3

Common Stock

As of April 1, 2006, there were approximately 79,953,497 shares of our Common Stock outstanding. In addition, as of April 1, 2006, the authorized shares of common stock were subject to the following outstanding warrants:

•	301,220 warrants issued to the agent and purchasers of our Series A Preferred Stock at an exercise price of $0.35,

•	1,150,000 warrants at an exercise price of $0.16 to $0.63 per share, issued to the purchasers of our convertible debentures,

•	3,357,001 warrants at an exercise price of $0.16 (repriced in January, 2005), issued to purchasers of units (one share of common stock and one warrant to purchase one share of common stock) between March and June of 2004,

•	1,616,250 warrants to purchase one unit for $0.16. The units consist of one share of common stock and one half warrant to purchase another share of stock for $0.30

•	790,200 warrants to purchase one unit for $0.28. The units consist of one share of common stock and one warrant to purchase another share of stock for $0.16

•	13,587,859 warrants at an exercise of $0.30 issued between January 2005 and March 2006

•	350,000 warrants with an exercise price of $0.20 issued in conjunction with the securing of a bridge loan in October 2005.

•	220,000 warrants at an exercise price of $0.75 per share, issued to the purchasers of common stock.

As of April 1, 2006, we have reserved 4,655,916 shares of our Common Stock underlying options issued to our directors, employees and consultants with exercise prices of between $.01 and $2.00. As of January 31, 2006, we had approximately 235 common shareholders of record.

Preferred Stock and Related Warrants

The Company no longer has any outstanding Preferred Stock. The following discussion is a summary of certain of the terms and provisions of the original Securities Purchase Agreement and subsequent modified agreements, Registration Rights Agreement, Security Agreement, Certificate of Designation for our Series A Preferred Stock, Purchaser’s Warrants and Agent’s Warrants.

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Effective June 27, 2000, we entered into a Securities Purchase Agreement and related agreements relating to the issuance of our Series A Preferred Stock.

Each time we issued our Series A Preferred Stock we issued to the purchaser warrants (the “Purchaser’s Warrants”) to purchase the number of shares of our Common Stock determined by dividing 30% of the dollar amount of our Preferred Stock issued to that purchaser by 130% of the closing bid price of our Common Stock on the day immediately preceding the issuance of our Preferred Stock. We also issued warrants to the Agent (the “Agent’s Warrants”) equal to 10% of the number of our Common Stock that our Preferred Stock would be convertible into if the Series A Preferred Stock were convertible into our Common Stock, assuming the conversion date was the date the Preferred Stock was issued at an exercise price of $4.50. All Purchaser’s Warrants and Agent’s Warrants are immediately exercisable, and expired in May 2005.

During the time period June 2000 through June 2001, we raised a total of $2,289,929 (net of selling commissions and legal fees) from the sale of 520 shares of our Series A Preferred Stock at $5,000 per share. We paid total selling commissions of $260,000 and legal fees of $50,071 in connection with these placements. We issued a total of 780,000 Purchaser Warrants at exercise prices ranging from $1.46 to $3.33 and 264,385 Agent Warrants with an exercise price of $4.50.

The Series A Preferred Stock carried a cumulative preferred dividend of 8% per annum and a liquidation preference of $5,000 per share. We had the right to redeem the Series A Preferred Stock at a price of $5,500 per share upon giving not less than thirty days prior written notice to holders. Upon receipt of our notice of conversion, a holder of the Series A Preferred Stock may elect to convert the shares into Common Stock at any time prior to the date of redemption as specified in our notice.

In October 2003, we entered into an agreement with Governor’s Road, as the sole holder of our Series A Preferred Stock, which amended and restated in all respects the prior agreements entered into by and between us and the holders of the Series A Preferred Stock. In accordance with this agreement, in fiscal 2005 we redeemed 24 shares of Series A Preferred Stock for cash at a price equal to 110% of the purchase price plus accrued and unpaid dividends. A total of 392 shares of Preferred Stock, along with accrued dividends, were converted into Common Stock under the terms of the initial agreement and all subsequent agreements through June 2005.

In July 2005 we reached an agreement with Governor’s Road whereby the remaining 104 shares of Series A Preferred Stock, along with the accrued dividends, were converted into Common Stock at $0.165 per share. This agreement supercedes all agreements previously entered into with Governor’s Road. The July 2005 agreement further specifies that the exercise price of all Purchaser Warrants and Agent Warrants, issued to Governor’s Road or its affiliate are set at $.35 per share and that the cashless exercise provisions set forth in the Purchaser Warrants and Agent Warrants are eliminated. To date, we have issued 13,935,741 shares of our Common Stock in connection with the conversion of 496 shares of Series A Preferred Stock and the satisfaction of accrued dividends, which represents, along with the 24 shares redeemed, all of the preferred shares issued. There are currently no Series A Preferred Stock shares outstanding as of July 31, 2005.

In the future, our Board of Directors has the authority to issue additional shares of our Preferred Stock in series with rights, designations and preferences as determined by the Board of Directors. When any shares of our Preferred Stock are issued, certain rights of the holders of our Preferred Stock may affect the rights of the holders of Common Stock. The authority of the Board of Directors to issue shares of our Preferred Stock with characteristics which it determines (such as preferential voting, conversion, redemption and liquidation rights) may have a deterrent effect on persons who might wish to make a takeover bid to purchase our shares at a price, which might be attractive to our shareholders. However, the Board of Directors must fulfill its fiduciary obligation to our shareholders in evaluating a takeover bid.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Special Meeting of Stockholders

Our bylaws provided that special meetings of our stockholders may only be called by (1) resolution of the Board or the president or (2) the president or the secretary upon the written request (stating the purpose of the meeting) of a majority of the directors then in office or the holders of a majority of the outstanding shares entitled to vote.

Authorized But Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including public or private offerings to raise capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us, by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification Matters

Our Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Nevada law. Our Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling person based on the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

TRANSFER AGENT

The transfer agent for our Common Stock is Equity Transfer Services, Inc., 120 Adelaide West, Suite 420, Toronto, Ontario, M5H 4C3.

SHARES ELIGIBLE FOR FUTURE SALE

As of April 1, 2006, there were approximately 79,953,497 shares of our Common Stock outstanding. If all of the 22,970,859 shares being registered in this Prospectus underlying common stock purchase warrants are issued, we will have 102,924,356 shares issued and outstanding. Of these shares, all of the 59,445,052 shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. Shares that cannot be traded without restriction are referred to as “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933. As of April 1, 2006, approximately 64,553,250 shares are eligible for sale under Rule 144. Restricted securities may be sold in the public market only if registered of if they qualify for an exemption from registration under Rule 144 of the Securities Act of 1933.

Rule 144

In general, under Rule 144 as currently in effect, a person (or group of person whose shares are aggregated), including affiliates of the Company, who have beneficially owned shares of our Common Stock for at least one year would be entitled to sell within any three-month period, an amount of restricted securities that does not exceed the greater of:

•	1% of the number of shares of Common Stock then outstanding (approximately 787,535 shares) as of April 1, 2006; or

•	the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(K)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

No prediction can be made as to the effect, if any that market sales of the Company’s Common Stock, or the availability of the Common Stock for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of a significant number of shares of the Company’s Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and impair our future ability to raise capital through an offering of equity securities. See “Risk Factors — Future sales of our Common Stock may depress our stock price.”

Form S-8

We have a Form S-8 Registration Statement dated July 29, 2005 which has registered a total of 16,302,594 shares underlying our stock option plan and other equity securities issued to our employers, officers and directors in consideration for services. All of such shares are available for resale outside the provisions of Rule 144 (subject to our officers and directors still being subject to Rule 144 volume limitations for Form S-8 resales).

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Johnson, Pope, Bokor, Ruppel & Burns, LLP, 911 Chestnut Street, Clearwater, Florida 33756. Michael T. Cronin, a partner in this firm, currently owns 1,996,459 shares of our Common Stock.

EXPERTS

Our financial statements for the years ended July 31, 2005, 2004, and 2003 appearing in this Prospectus and registration statement have been audited by Goldstein Golub Kessler LLP, as independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon the report given on the authority of the firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended, with respect to the offer, issuance and sale of 59,445,052 shares of our Common Stock. This Prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us, and the shares of our Common Stock to be sold in this offering, we make reference to the registration statement.

You may read and copy all or any portion of the registration statement or any other information, which we filed at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The address for the SEC’s public reference room in Washington, D.C. is 100 F. Street, N.E., Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating filing fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you free or charge at the SEC’s web site at http://www.sec.gov.

EAUTOCLAIMS, INC.
FINANCIAL STATEMENTS

JULY 31, 2005

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
eAutoclaims, Inc.

We have audited the accompanying balance sheets of eAutoclaims, Inc. as of July 31, 2005 and 2004 and the related statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended July 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eAutoclaims, Inc. as of July 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2005, in conformity with United States generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

September 16, 2005

EAUTOCLAIMS, INC.

BALANCE SHEET

	July 31, 2005	July 31, 2004
ASSETS

Current Assets:
Cash	$306,280	$415,549
Accounts receivable, less allowance for doubtful accounts
of $208,000 and $161,000 respectively	742,237	728,776
Due from related parties	6,231	65,431
Prepaid expenses and other current assets	88,290	79,341

Total current assets	1,143,038	1,289,097

Property and Equipment, net of accumulated depreciation	857,440	1,073,409

Goodwill	1,093,843	1,093,843

Other Assets	25,800	25,800

Deferred Income Tax Asset, net of valuation
allowance $9,841,000 and $9,002,000 respectively

Total Assets	$3,120,121	$3,482,149

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Accounts payable, advanced payments and accrued expenses	$4,701,483	$4,378,858
Loan payable - stockholder	36,866
Current portion of capital lease obligation	86,642	63,888
Convertible debenture	275,000

Total current liabilities	5,063,125	4,479,612

Convertible debenture		300,000
Capital Lease Obligation, net of current portion	108,979	195,621

Total liabilities	5,172,104	4,975,233

Stockholders’ Deficiency:
Convertible preferred stock – $.001 par value; authorized 5,000,000 shares, issued and outstanding 0 shares and 200 shares respectively
aggregate liquidation preference of $0 and $1,000,000 respectively		1
Common stock – $.001 par value; authorized 100,000,000 shares, issued
and outstanding 59,488,026 shares and 34,337,362 shares respectively	59,488	34,338
Additional paid-in capital	25,081,358	22,171,857
Accumulated deficit	(27,192,829)	(23,699,280)

Stockholders’ Deficiency	(2,051,983)	(1,493,084)

Total Liabilities and Stockholders’ Deficiency	$3,120,121	$3,482,149

EAUTOCLAIMS, INC.

STATEMENT OF OPERATIONS

	Year Ended July 31,
	2005	2004	2003
Revenue:
Collision repairs management	$11,248,882	$22,718,284	$29,697,420
Glass repairs	487,723	1,239,969	894,485
Fleet repairs management	718,240	713,303	868,962
Fees and other revenue	2,196,387	2,489,126	2,600,205

Total revenue	14,651,232	27,160,682	34,061,072

Expenses:
Claims processing charges	11,029,261	22,130,634	28,323,741
Selling, general and administrative	5,554,430	6,417,316	6,418,911
Depreciation and amortization	511,812	515,813	490,935
Amortization of beneficial conversion feature on convertible debentures and fair value of warrants issued in connection with debentures		307,694	11,738

Total expenses	17,095,503	29,371,457	35,245,325

Net loss	$(2,444,271)	$(2,210,775)	$(1,184,253)

Adjustment to net loss to compute loss per common share:
Preferred stock dividends	(50,655)	(95,518)	(101,296)
Dividend to unit holders	(986,623)

Net loss applicable to common stock	$(3,481,549)	$(2,306,293)	$(1,285,549)
Loss per common share – basic and diluted	$(0.08)	$(0.09)	$(0.06)

Weighted-average number of common shares outstanding – basic and diluted	44,905,261	26,308,434	20,209,634

EAUTOCLAIMS, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIENCY

Years ended July 31, 2005, 2004 and 2003	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity (Deficiency)
	Shares	Amount	Shares	Amount
Balance at July 31, 2002	268	1	18,390,118	18,390	17,723,229	(20,107,438)	(2,365,818)
Issuance of common stock upon exercise of options			958,850	960	8,630		9,590
Issuance of common stock for amounts due to shareholder			84,034	84	9,916		10,000
Issuance of common stock for services			570,437	571	156,264		156,835
Accrued dividends on preferred stock						(101,296)	(101,296)
Issuance of common stock upon conversion of preferred stock	(21)		928,481	927	(927)		—
Issuance of common stock for preferred stock dividends			184,670	185	19,895		20,080
Issuance of common stock			1,712,365	1,712	401,358		403,070
Recognition of beneficial conversion feature on convertible debenture					140,860		140,860
Net loss						(1,184,253)	(1,184,253)

Balance at July 31, 2003	247	1	22,828,955	22,829	18,459,225	(21,392,987)	(2,910,932)
Issuance of common stock for services			436,419	437	164,599		165,036
Accrued dividends on preferred stock						(95,518)	(95,518)
Issuance of common stock upon conversion of preferred stock	(47)		1,071,891	1,072	(1,072)		—
Issuance of common stock for preferred stock dividends			326,800	327	71,325		71,652
Issuance of compensatory stock options					868,756		868,756
Fair value of warrants issued in conjunction with convertible debenture					89,286		89,286
Recognition of beneficial conversion feature on convertible debenture					89,286		89,286
Proceeds from sale of common stock and exercise of warrants, net of costs and common stock warrants liability			8,737,429	8,737	2,169,388		2,178,125
Conversion of debt to equity			892,857	893	249,107		250,000
Isssuance of common stock for interest on convertible debt			43,011	43	11,957		12,000
Net loss						(2,210,775)	(2,210,775)

Balance at July 31, 2004	200	1	34,337,362	34,338	22,171,857	(23,699,280)	(1,493,084)
Issuance of common stock for services			968,901	969	219,160		220,129
Accrued dividends on preferred stock						(50,655)	(50,655)
Issuance of common stock upon conversion of preferred stock and preferred stock dividends	(176)	(1)	6,774,319	6,774	273,951		280,725
Conversion of convertible debenture to equity			89,606	90	24,910		25,000
Issuance of common stock for interest on convertible debt			112,391	112	23,400		23,512
Redemption of preferred stock	(24)				(120,000)	(12,000)	(132,000)
Proceeds from sale of common stock and exercise of warrants, net of costs and common stock warrants liability			11,715,000	11,715	1,497,239		1,508,954
Dividends issued to unit holders in the form of shares and warrants			4,502,218	4,502	982,121	(986,623)	0
Issuance of common stock upon exercise of options			988,229	988	8,720		9,707
Net loss						(2,444,271)	(2,444,271)

Balance at July 31, 2005	—	—	59,488,026	59,488	25,081,358	(27,192,829)	(2,051,983)

EAUTOCLAIMS, INC.

STATEMENT OF CASH FLOWS

	Year Ended July 31,
	2005	2004	2003
Cash flows from operating activities:
Net loss	(2,444,271)	(2,210,775)	$(1,184,253)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	511,812	515,813	490,935
Loss on disposal of property and equipment		77,430
Amortization of discount on debentures		307,694	11,738
Common stock issued for services	220,129	165,036	156,835
Common stock issued for interest	23,512	12,000
Issuance of compensatory stock options		868,756
Bad debts	47,000	(81,000)	(158,000)
Changes in operating assets and liabilities
Accounts receivable	(60,461)	550,988	(176,412)
Prepaid expenses and other current assets	(8,949)	(23,119)	180,681
Other assets	0	14,740	(15,610)
Accounts payable and accrued expenses	591,393	(1,904,331)	870,186
Deferred software subscription revenue			(284,676)

Net cash used in operating activities	(1,119,835)	(1,706,768)	(108,576)

Cash flows from investing activity:
Purchases of property and equipment	(295,843)	(463,725)	(418,448)
Proceeds from related parties	59,200	43,000	38,563
Loans to related parties			(7,000)

Net cash used in investing activities	(236,643)	(420,725)	(386,885)

Cash flows from financing activities:
Proceeds from sale of common stock	1,508,954	2,178,125	403,070
Proceeds from exercise of stock options	9,707		9,590
Principal payments on capital lease	(63,888)	(30,117)	(28,686)
Payments on redemption of preferred stock	(170,698)
Proceeds from sale of convertible debentures		250,000	300,000
Principal payments on shareholder loans	(36,866)	(81,127)	(7,007)

Net cash provided by financing activities	1,247,209	2,316,881	676,967

Net (decrease) increase in cash	(109,269)	189,388	181,506

Cash at beginning of year	415,549	226,161	44,655

Cash at end of year	$306,280	$415,549	$226,161

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$42,581	$56,855	$45,324

Supplemental disclosure of noncash investing and financing activities:
Gross proceeds from sale of equity	$1,724,000	$2,436,240
Less costs paid to raise equity	$(215,046)	$(258,115)

Net proceeds from sale of equity	$1,508,954	$2,178,125

Fair value of warrants issued in conjunction with convertible debenture		$89,286

Recognition of beneficial conversion feature on convertible debenture		$89,286

Conversion of debentures to common stock	$25,000	$250,000

Issuance of common stock for amount due to shareholders			$10,000

Issuance of stock for preferred stock dividends	$331,381	$71,652	$20,080

Accrued dividends on preferred stock	$—	$95,518	$101,296

Shares and warrants issued to unit holders	$986,623

Equipment acquired by capital lease		$169,376	$106,899

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	THE BUSINESS AND BASIS OF PRESENTATION

eAutoclaims.com, Inc. changed its name to eAutoclaims, Inc. (the “Company”) as of July 29, 2004. The Company is a Nevada corporation which provides Internet based vehicle collision claims services for insurance companies, Managing General Agents (MGA) and third party claims administrators (TPA) and self-insured automobile fleet management companies. The Company accepts assignment of claims from customers, and provides vehicle repairs through a network of repair shops. The Company also handles estimate, audit and claims administration services for claims for which the Company does not perform the repair.

The Company uses the Internet to streamline and lower the overall costs of automobile repairs and the claims adjustment expenses of its clients. Management believes that the proprietary web-based software products and services make the management of collision repairs more efficient by controlling the cost of the repair and by facilitating the gathering and distribution of information required in the automobile repair process.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As shown in the financial statements, the Company has suffered recurring losses from operations, has a stockholders’ deficiency and a working capital deficiency. The Company has been able to raise additional funds from debt and equity offerings and management believes it can continue to do so in the future. During the year ending July 31, 2004, the Company entered into new agreements and alliances, which should provide the Company with increased revenue. During the year ended July 31, 2005 the Company began to realize revenue from these agreements and expects increased revenue will continue. In addition, the Company has secured a noncancellable line of equity from a shareholder in the amount of $2,000,000.

The accompanying financial statements include the accounts of the Company and SalvageConnection.com, Inc. (“Salvage), which was merged into the Company in January 2004. All intra-company accounts and transactions have been eliminated.

The Company maintains cash in bank deposit accounts that exceed federally insured limits. The Company has not experienced any losses on these accounts.

The Company derives revenue primarily from collision repairs, glass repairs and fleet repairs. Revenue is recognized when an agreement between the Company and its customer exists, the repair services have been completed, the Company’s revenue is fixed and determinable and collection is reasonably assured.

The Company records revenue gross for collision repairs. This occurs when the Company is the primary obligor in its arrangements, the Company has latitude in establishing price, the Company controls what services are provided and where the services will take place, the Company is involved in the determination of product or service specifications and the Company has credit risk.

The Company records revenue gross for fleet repairs. This occurs when the Company is the primary obligor in its arrangements, the Company has latitude in establishing price, the Company controls what services are provided and where the services will take place, the Company is

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

involved in the determination of product or service specifications and the Company has credit risk.

The Company records revenue gross for certain glass repairs. This occurs when the Company is the primary obligor in its arrangements, the Company has latitude in establishing price, the Company controls what services are provided and where the services will take place, the Company has discretion in supplier selection, the Company is involved in the determination of product or service specifications and the Company has credit risk.

The Company records revenue net for certain glass repairs. Revenue is recorded at net when situations occur whereby the supplier (not the Company) is the primary obligor in an arrangement, the amount the Company earns is fixed or the supplier (and not the Company) has credit risk.

The Company records revenue generated from the co-marketing agreement with the ADP Claims Services Group (ADP) net of the repair costs because in the agreement the Company is performing a fee for service. The insurance company is the customer of ADP, who will be collecting the revenue and paying the shop.

The Company derives revenue from the sale of estimating software to shops within the Company’s repair shop network. Since the Company only resells and does not service the estimating software, the revenue and cost of revenue from the transaction is recognized on the date of shipment.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customer’s ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment are stated at cost. Additions and improvements to property and equipment are capitalized. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

The Company identifies and records impairment on long-lived assets, including goodwill, when events and circumstances indicate that such assets have been impaired. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows, and recognizes impairment, if any, based on expected discounted cash flows. At July 31, 2005, no such impairment existed.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company accounts for its employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principals Board Opinion No 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123. Had the Company determined compensation expense based on the fair value at the grant dates for those awards consistent with the method of SFAS 123, the Company’s net loss per share would have been increased to the following pro forma amounts:

	Year Ended July 31,
	2005	2004	2003
Net loss as reported	$(2,444,271)	$(2,210,775)	$(1,184,253)
Add back intrinsic value of the options issued to employees and charged to operations		868,756
Deduct total stock based employee compensation expense determined under fair value based methods for all awards	(17,786)	(905,006)	(607,267)

Pro forma net	$(2,462,057)	$(2,247,025)	$(1,791,520)

Basic and diluted net loss per share as reported	$(.08)	$(.09)	$(.06)
Pro forma basic and diluted loss per share	$(.08)	$(.09)	$(.09)

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended July 31, 2005, 2004, and 2003. The assumed risk-free interest rate was 3.87%, 4.68%, and 6.50%, respectively, and the assumed market volatility of the Company’s common stock was 45%, 170% and 200%, respectively. The revised volatility factor was determined based on a study done by an independent securities valuation firm. The assumed dividend yield was 0% and an expected option life was five years for all three years presented.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” which revised Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective for the Company beginning August 1, 2005. It is expected to have an impact on the Company’s consolidated financial statements similar to the pro forma disclosure under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”(“SFAS 123”). Management does not believe that, other than FAS 123(R) disclosed above, there are any other recently issued, but not yet effective, accounting standards that if currently adopted would have a material effect on the accompanying financial statements.

In accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, the Company measures the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.

The costs of software developed for internal use, including web site development costs, incurred during the preliminary project stage are expensed as incurred. Direct costs incurred during the application development stage are capitalized. Costs incurred during the post implementation/operation stage are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over their estimated useful lives.

The carrying value of cash, accounts payable, and accrued expenses are reasonable estimates of their fair value because of short-term maturity. The fair value of the loans payable and convertible debentures approximates their principal amounts.

The Company believes that the concentration of credit risk in its trade receivables, with respect to its limited customer base, is substantially mitigated by its credit evaluation process. The Company does not require collateral.

3.	PER SHARE CALCULATIONS

Basic loss per share is computed as net loss available to common stockholders’ divided by the weighted- average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants and convertible securities. As of July 31, 2005, 2004, and 2003, 31,367,131, 19,909,078, and 7,112,536 options and warrants, respectively, were excluded from the diluted loss per share computation, as their effect would be antidilutive. Additionally, as of July 31, 2005, 2004, and 2003, 1,724,401, 6,075,269, and 5,363,463 of shares respectively, that would be issuable upon conversion of convertible securities plus accrued interest were excluded from the dilutive loss per share computation, as their effect would be antidilutive.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT

At July 31, 2005 property and equipment, at cost, consists of the following:

	2005	2004	Estimated Useful Life
Computer Equipment	$656,183	719,266	3 years
Software	1,105,776	977,608	3 years
Office equipment	303,563	367,026	3 to 10 years
Leasehold improvements	247,550	247,550	Term of Lease
Furniture and fixtures	88,421	88,421	7 to 10 years

	2,401,493	2,399,871
Less accumulated depreciation	1,544,053	1,326,462

	$857,440	$1,073,409

Office equipment and software include amounts acquired under capital leases of approximately $276,000 at July 31, 2005 and 2004, with related accumulated depreciation of approximately $89,000 for the year ended July 31, 2005 and approximately $22,000 for the year ended July 31, 2004.

5.	ACCOUNTS PAYABLE, ADVANCED PAYMENTS AND ACCRUED EXPENSES

Accounts payable, advanced payments and accrued expenses consist of the following:

	July 31
	2005	2004
Advanced payments from customers	$2,957,330	$2,658,295
Accounts payable to repair facilities and other vendors	$1,226,058	$1,057,093
Accrued payroll and vacation wages	181,706	149,846
Accrued dividends	268,768
Other accrued liabilities (none in excess of 5% of current liabilities)	336,389	244,856

	$4,701,483	$4,378,858

6.	LOAN PAYABLE – STOCKHOLDER

As of July 31, 2004 the Company had one loan outstanding to a stockholder totaling $36,866. The loan bore interest at the rate of 12% per annum and was being paid over 18 months with principal and interest payments of $7,582 per month through December of 2004. The fair value of the loan approximated its carrying amount based on rates available to the Company for similar loans. The Company paid off the loan in December, 2004. Interest expense amounted to approximately $1,000 and $10,000 for the years ended July 2005 and 2004 respectively.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

7.	CONVERTIBLE NOTE AND DEBENTURES

In July of 2003 the Company entered into a $300,000, 8% convertible note payable with a term of 1 year. This note is convertible at the discretion of the creditor at a fixed rate of $0.279 per share. The interest can be paid in either cash or common shares at the Company’s discretion at the end of the loan. In July 2003, The Company recorded a discount to the note payable of $140,860 representing the beneficial conversion feature of the debentures. The discount was amortized to interest expense over the one-year term of the note.

On July 21, 2004, the holder of the convertible debenture extended the term of the 8% note to mature in August of 2005. No discount to the note payable was recorded in July of 2004 because the market price of the stock was materially the same as the $0.279 conversion rate in the extension. On August 24, 2004, the holder of the convertible debenture converted $25,000 of the principal into 89,606 shares of common stock. On August 15, 2005 the holder of the Convertible debenture converted the remaining $275,000 into 1,718,750 shares of common stock (see Subsequent Events). Interest expense relating to these debentures amounted to approximately $24,000 and $22,000 for the years ended July 31, 2005 and 2004 respectively.

On April 23, 2004 the Company received $250,000 from a member of the Board of Directors in exchange for 8% convertible debentures due and payable on October 14, 2004 unless converted. The debentures are convertible into common stock at $0.28 per share. The Company also issued 892,857 three-year warrants with a strike price of $0.35 per share. These warrants were re-priced to $0.16 per share in January 2005 to comply with the anti-dilution provisions of the agreement and were triggered by a capital raise in January 2005. The Company also adjusted the strike price on 1,000,000 warrants that the investor owned prior to this investment from $0.63 to $0.35 per share. The initial value assigned to the warrants of $89,286, plus the value assigned to the debentures’ beneficial conversion feature of another $89,286 for a total of $178,572, was recorded as a discount to the debenture and was to be accreted to interest expense over the term of the debenture. In June of 2004 the Director converted his debentures into 892,857 shares of the Company’s common stock, and the discount was expensed on the date of the conversion.

During the months June and July 2001 the Company issued $650,000 of debentures with interest at the rate of Libor (2.6%) plus 3% maturing on September 30, 2001. Upon the maturity date the debentures were converted into common stock at rates between $0.63 and $0.75 per share. In connection with the issuance of these convertible debentures 1,150,000 warrants were issued to purchase shares of common stock at $0.63 per share through June 30, 2011. The Company recorded a discount to the debentures of $260,600 representing the fair value of the warrants, and $389,400 representing the beneficial conversion feature of the debentures.

There was no charge to operations under these agreements for the year ended July 31, 2005. For the years ended July 31, 2004, and 2003 totals of $307,694, and $11,738 were charged to operations under these agreements.

8.	COMMITMENTS AND CONTINGENCIES

In May 2005 the Company entered into a new two year employment agreement with its President and Chief Executive Officer. The agreement specifies an annual base salary of $170,000, representing a voluntary pay cut in base taken by the CEO. If the Company generates positive cumulative EBITDA of greater than $50,000 for any three consecutive months, the base salary

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

8.	COMMITMENTS AND CONTINGENCIES (continued)

will be increased to $200,000. The individual will be entitled to receive a quarterly bonus equal to 3% of the Company’s EBITDA, whose components are computed under GAAP, which may be paid in cash or shares of the Company’s common stock, at the election of the individual. The individual shall also be entitled to receive an option to purchase 25,000 shares of the Company’s common stock, exercisable at the fair market price, for each month the Company has net income before taxes and extraordinary items, as computed in accordance with GAAP. These options vest over the remaining term of the employment agreement. The individual is entitled to a $750 per month automobile allowance and a $1000 per month personal allowance. The Company is required to issue the individual 1,000,000 shares of its common stock upon execution of the agreement and agreed to include the shares in an S-8 Registration Statement when filed by the Company. If the individual loses his position for any reason other than for cause during the term of the agreement, he will receive a lump sum payment equal to two (2) times the current base salary. If the Company does not employ the individual beyond the expiration term of the agreement, he will receive his monthly base salary for the next twelve months. At the election of the individual, any compensation including severance or termination payments, may be made one-half (1/2) in cash and one-half (1/2) in the Company’s shares valued at 75% of the average closing price over the 30 trading days preceding the termination date. Any shares issued shall be registrable under a form S-8 and shall have “piggyback” registration rights.

In addition, in May 2005 the Company entered into employment agreements ranging in length from eighteen to twenty-four months with all four of the Company’s Senior executives that total $72,000 to $102,000 annually. This represents voluntary base pay cuts taken by all of the previously contracted executives. These executives also receive automobile allowances ranging from $400 to $700 per month and will receive 10,000 shares of the Company’s common stock each month, not to exceed 200,000 shares each. If their contracts are not renewed they receive severance packages of six months of their annual compensation.

On March 27, 2003 the Board of Directors voted to grant certain key employees a total of 2,000,000 shares of our common stock or equivalent consideration thereof and the current and future board members 1,000,000 common shares if there is a change in control of greater than 50% ownership of the Company or a sale of all or substantially all it’s assets.

The Company leases its facilities under a non-cancelable operating lease expiring on November 30, 2006. The main operating lease consists of a 5-year lease for 30,000 square feet of a 62,000 square foot facility. The Company has an option to buy the entire facility with the associated land for $2,950,000. The Company issued 51,971 shares of common stock to pay for the January through March 31, 2002 rent, and another 45,956 shares for the purchase option, for a total of 97,927 shares. Total rent expense under the operating leases for the years ended July 31, 2005, 2004and 2003 totaled approximately $219,000, $212,000 and $219,000 respectively.

Approximate minimum future payments under this operating lease is payable as follows:

Year ending July 31,	$
2006		225,000
2007		76,000

		$301,000

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

8.	COMMITMENTS AND CONTINGENCIES (continued)

On September 14, 2005 the Company signed an agreement to sell its Oldsmar facility. The agreement calls for a 45 day due diligence period and for closing to take place within 95 days and will be part of a simultaneous closing process whereby the Company purchases the facility from its current landlord under a purchase option provided for in the current lease agreement and subsequently sell the facility. As part of the agreement, the Company will remain in the facility under a new long term lease to be signed concurrent with the closing of the sale.

The Company leases equipment under non-cancelable capital leases expiring on various dates through fiscal 2008.

The approximate minimum future payments under these capital lease are payable as follows:

Year ending July 31,
2006	$113,000
2007	105,000
2008	18,000

$236,000
Less amount representing interest	40,000

$196,000
Less current maturities	87,000

Long term debt less current maturities	$109,000

Interest expense on capital leases for the years ended July 31, 2005, 2004 and 2003 amounted to approximately $40,000, $20,000 and $22,000, respectively.

9.	STOCKHOLDERS’EQUITY

On July 8, 2004, shareholders holding greater than 50% of the outstanding common stock of the Company consented to increase the Company’s authorized shares of common stock from 50,000,000 to 100,000,000 shares.

The Company is authorized to issue 5,000,000 shares of $5,000 face value, series A, preferred stock. Each share of preferred stock is convertible into a number of shares of common stock. Dividends are payable at the rate of 8% of the aggregate liquidation preference amount per annum and are cumulative. During the year ended July 31, 2005 the Company elected to redeem 24 shares of preferred stock with a face value of $120,000 and $38,698 of accrued dividends for $170,698, which included a ten percent premium of $12,000. Also, on July 8, 2005 the remaining 176 shares of preferred stock with a face value of $880,000 plus dividends of $280,726 were converted into 6,774,319 shares of common stock. As of July 31, 2005 and 2004, the Company had issued 520 shares of preferred stock with 0 and 200 still outstanding, respectively.

During the year ended July 31, 2002 $650,000 of debentures which were issued were converted into 942,855 shares of common stock in accordance with the debenture agreements. In addition, accrued interest of approximately $9,200 on those debentures was converted to 23,028 shares of common stock.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

9.	STOCKHOLDERS’EQUITY (continued)

During the year ended July 31, 2003, employees exercised 958,850 options to purchase shares of the Company’s common stock.

On November 20, 2002, a shareholder and officer of the Company converted $10,000 of debt owed to him by the Company into 84,034 shares of common stock ($ .12 per share).

During the year ended July 31, 2003, the Company issued 412,521 shares of common stock in exchange for $118,525 of legal services. The price of shares was determined by the market value of shares when earned.

During the year ended July 31, 2003, the Company issued 55,797 shares of common stock to three directors in exchange for their services. The Company charged operations $11,250, which was equal to the fair market value of the shares when earned.

During the year ended July 31, 2003, the Company issued 94,119 shares of common stock to a company in final payment of public relations consulting services. During the year ended July 31, 2003, all of these shares were earned resulting in a charge to operations of $24,000. The price of shares was determined by the market value of shares when earned.

On July 31, 2003, the Company issued 8,000 shares of common stock to a past employee as part of a severance agreement. The Company recorded a charge to operations of $3,060 on the shares issued. The price of shares was determined by the market value of shares when earned.

On September 5, 2002, 11 shares of preferred stock with a face value of $55,000, plus dividends of $9,632 were converted into 327,250 shares of common stock. On January 16, 2003, 4 shares of preferred stock with a face value of $20,000, plus dividends of $4,090 were converted into 301,123 shares of common stock. On February 19, 2003, 6 shares of preferred stock with a face value of $30,000, plus dividends of $6,359 were converted into 484,778 shares of common stock.

In June and July of 2003, the Company sold 1,712,365 shares of common stock at $0.279 per share. The funds raised totaled $477,750, less finders’ fees and legal fees of $74,680, resulting in net proceeds of $403,070.

During the year ended July 31, 2003, the Company issued options to employees and members of the Company’s Board of Directors to purchase 908,000 shares of common stock where the exercise prices of the options are equal to or greater than the fair market value of the Company’s common stock on the date of each grant. Additionally, options to purchase 541,398 shares of common stock were canceled during the years ended July 31, 2003.

In August 2003, the Company issued 591,396 shares of common shares at $ .0279 per share.

The funds raised totaled $165,000, less finder’s fees and legal fees of $1,750 resulting in net proceeds of $163,250.

On October 23, 2003, the Company entered into an agreement to restructure the preferred stock terms with the existing preferred stockholders. The agreement provides the Company an opportunity to purchase a certain number of preferred shares each month should we choose to do so. If the Company does not purchase preferred shares in a month, and the holders elect to convert some preferred shares, the holders must give the Company four days notice since the Company may arrange a block trade in order to minimize the impact of the sale of converted shares in the open market. The agreement also sets a minimum conversion price of $0.20 per

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

9.	STOCKHOLDERS’EQUITY (continued)

share for the conversion of preferred shares to common shares. During the year ended July 31, 2004 the Company did not repurchase preferred shares under this agreement.

On February 2, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $17,293 were converted into 386,466 shares of common stock. On March 9, 2004, 11 shares of preferred stock with a face value of $55,000, plus dividends of $16,274 were converted into 274,659 shares of common stock. On June 4, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $18,898 were converted into 392,525 shares of common stock. On June 25, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $19,187 were converted into 345,041 shares of common stock.

On March 10, 2004 the Board approved and the Company issued 2,020,000 options to the management team for executing an agreement with ADP Claims. The Company issued 35,000 options to a consultant for services performed for the Company. On April 20, 2004 the Company issued 72,767 options to managers who took a pay cut as partial compensation for the pay cut. All three sets of options are exercisable at $0.01, immediately vested and have a term of ten years. During the 2004 fiscal year, the Company recorded non-cash charges of $868,756 to operations relating to these stock options.

During the year ended July 31, 2004, the Company issued 248,046 shares of common stock to two directors in exchange for their services. The Company charged operations $98,833, which was equal to the fair market value of the shares when earned.

During the year ended July 31, 2004, the Company issued options to purchase common stock, where the exercise price of the options are equal to or greater than the fair market value of the Company’s common stock on the date of the grant, as follows:

•	Options to purchase 75,000 shares of common stock to the President and CEO, in accordance with his contract.

•	Options to purchase 100,000 shares of common stock to the Board of Directors in accordance with their compensation agreement.

•	Options to purchase 367,500 shares of common stock to the employees of eAutoclaims, excluding senior management.

Additionally, options to purchase 458,552 shares of common stock were canceled.

In March through June 30, 2004 the Company raised $2,271,240 from the sale of 8,111,572 Units at $.28 per Unit to twenty-one (21) investors. Each Unit consists of one (1) share of common stock and one (1) common stock purchase warrant exercisable at $.35. The Company paid Noble International Investment, Inc. (“Noble”) total commissions and expenses of $170,378, one other individual $9,667 as a finder’s fee in connection with the issuance of these securities and incurred other expenses of $69,320. The Company also issued Noble placement agent warrants to acquire 790,200 Units valued at $158,040 and issued the other finder 34,525 shares of our restricted common stock valued at $9,667.

In addition to the investors described in the preceding paragraph, the Director that held $250,000 of convertible debentures and 892,857 warrants at $0.35 exchanged his debentures and warrants for 892,857 units as described in the previous paragraph. This resulted in a total of 9,004,429 units being sold.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

9.	STOCKHOLDERS’EQUITY (continued)

Pursuant to the terms of the registration rights agreement entered in connection with the transaction, within 30 days of the closing of the private placement, the Company was required to file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, covering the resale of all the common stock purchased and the common stock underlying the warrants. Additionally, within 120 days of closing, the Company was required to cause such registration statement to become effective. The registration rights agreement further provided that if a registration statement is not filed, or does not become effective, within the defined time periods, then in addition to any other rights the holders may have, the Company would be required to pay each holder up to 10% additional shares of stock, as damages. The registration statement was filed within the allowed time and was declared effective as of June 10, 2004. Therefore, no additional shares will be issued as damages.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants and the transaction documents, the warrants were accounted for as a liability in the amount of $517,427. On June 10, 2004, the registration statement covering the shares underlying the warrants was declared effective. Accordingly, the fair value of the warrants at that date was reclassified to additional paid in capital.

In order to obtain an appropriate valuation of the warrants that were issued as of July 31, 2004, in connection with the offering of the units, issuance of placement warrants and the $250,000 convertible debenture the Company hired an investment banker. The investment banker employed several valuation models and provided a preliminary valuation of $0.05 to $0.10 per warrant. The Company estimated the value of each warrant to be $0.10.

During the year ended July 31, 2005, the Company issued 455,305 shares of common stock to three directors in exchange for their services. These shares were expensed over the year as they were earned. During the year ended July 31, 2005, the Company expensed $124,678 which was approximately equal to the fair market value of the shares when earned.

During the year ended July 31, 2005, the Company issued 71,288 shares of common stock in exchange for $24,951 in legal services. In addition, the Board agreed to issue the Company’s legal counsel 940,000 shares of the Company’s common stock, valued at $150,400 as part of his fee for counsel and services rendered relating to the sale of equity securities.

During the year ended July 31, 2005 the Company elected to redeem 24 shares of preferred stock with a face value of $120,000 and $38,698 of accrued dividends for $170,698, which included a ten percent premium of $12,000. Also, in the year ended July 31, 2005, the remaining 176 shares of preferred stock with a face value of $880,000 plus dividends of $280,726 were converted into common stock. Total shares of common stock issued from the conversion of preferred stock and accrued dividends for these transactions totaled 6,774,319. After these conversion transactions, the Company no longer has any preferred stock outstanding.

On August 24, 2004, an investor converted $25,000 of debt owed to him by the Company into 89,606 shares of common stock. In addition, for the year ended July 31, 2005 interest on the debt of $23,512 was converted into 112,391 shares of common stock.

In July 2005 192,308 shares of common stock were awarded to an officer in the form of a bonus. A charge of $25,000, which represented the fair market value of the stock at the time of the award, was charged to operations in July 2005.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

9.	STOCKHOLDERS’EQUITY (continued)

During the year ended July 31, 2005, the Company issued options to purchase 137,500 shares of common stock to three Board members for services rendered in accordance with an approved compensation plan. The Company also issued an option to purchase 71,000 shares of common stock to three employees under an approved compensation plan. All options issued had strike prices of $0.12 to $0.30 per share, which was the market price at the date of issuance.

On April 12, 2005 an officer/director and another director of the Company each exercised options to purchase 350,000 shares of the Company’s common stock, for a total of 700,000 shares, with a strike price of .01 per share. On May 20, the director exercised an additional 150,000 options, with a strike price of $.01 per share. Options to purchase 17,500 shares of the Company’s common stock with a strike price of $0.01 per share were exercised by a consultant on October 26, 2004. An additional 120,729 options to purchase common stock were exercised by employees. Options to purchase 890,166 shares of common stock were canceled.

During the year ended July 31, 2005, the Company raised $1,724,000 from the sale of 10,775,000 Units at $0.16 per Unit to ten (10) investors. Each Unit consists of one (1) share of common stock and one-half (½), 3-year, common stock purchase warrant with an exercise price of $0.30 per share. The warrants are not callable during their first year. After the first year, the Company has the right to call the warrants for nominal consideration at the average closing per share if any 20 consecutive trading days exceeds the warrant exercise price by $.50 or more. The warrants contain “full ratchet” anti-dilution protection to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, such as share dividends or stock splits or the issuance of equity securities with an issuance, conversion or exercise price less than $.30

The Company paid Noble International Investment, Inc. (“Noble”) total commissions and expenses of $185,520 in connection with the issuance of these securities and incurred $29,526 of other expenses. Noble also earned placement agent warrants to purchase 1,616,250 Units at $0.16 per Unit. In addition, as previously discussed above, the Board agreed to issue the Company’s legal counsel 940,000 shares of the Company’s common stock as part of his fee for counsel and services rendered relating to the sale of these equity securities.

Pursuant to the terms of the registration rights agreement entered in connection with the transaction, within 30 days of the closing of the private placement, the Company was required to file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, covering the resale of all the common stock purchased and the common stock underlying the warrants. Additionally, within 120 days of closing, the Company was required to cause such registration statement to become effective. The registration rights agreement further provided that if a registration statement is not filed, or does not become effective, within the defined time periods, then in addition to any other rights the holders may have, the Company would be required to pay each holder up to 10% additional shares of stock, as damages. The registration statement was filed within the allowed time and was declared effective as of March 8, 2005. Therefore, no additional shares will be issued as damages.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in a Company’s Own Stock,” and the terms of the warrants and the transaction documents, the warrants were accounted for as a liability. On March 8, 2005, the registration statement covering the shares underlying the warrants was declared effective. Accordingly, the fair value of the warrants at that date was reclassified to additional paid in capital.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

9.	STOCKHOLDERS’EQUITY (continued)

In order to obtain an appropriate valuation of the warrants that were issued as of January 31, 2005, in connection with the offering of the units, issuance of placement warrants and the $250,000 convertible debenture the Company hired an investment banker. The investment banker employed several valuation models and provided a valuation of $0.01 to $0.015 per warrant. The Company estimated the value of each warrant to be $0.01

Also, as part of the provisions of the sales of equities in March through May of 2004 there is a requirement to meet certain claims volume targets under the ADP Co-Marketing Agreement. If we fail to meet those targets, up to 100% of the original Units (as defined in that document) would have to be issued to those 2004 investors for no additional consideration (True up). In order to help resolve this open issue, in December 2004 we offered the 2004 investors 50% of the total potential True up Units in exchange for releasing the Company from the remaining target volume commitment. Investors representing 4,678,716 of these units accepted our offer. We therefore granted 2,339,358 units to the investors that agreed to the True Up amendment. We are still subject to the target volumes on the remaining 4,325,713 units and the 790,200 placement agent unit warrants if they are exercised. As part of that agreement we gave them piggyback registration rights on these units, which were registered along with the securities described above.

On March 1, 2005, the Company evaluated the claims volume that it had received from customers generated by the ADP Claims Service Group Co-marketing agreement as specified in the subscription agreements from the 2004 capital raise. In accordance with those agreements, the Company did not meet the minimum volume requirements and therefore had to issue 2,162,860 Units (one share of common stock and one, 3-year, $0.16 warrant to purchase a common share) to the investors who did not accept our December 2004 offer. The True Up units issued in December 2004 and March 2005 caused the Company to record a stock dividend to these shareholders valued at approximately $987,000.

On February 22, 2005, the Company entered into a twelve month Investor Relations Consulting Agreement. The Consultant will provide various investor relations services for $6,500 per month plus 250,000 shares of the Company’s common stock. Either party can terminate the agreement after five months.

10.	STOCK OPTIONS

The Company has an incentive stock option plan under which options to purchase shares of common stock may be granted to certain key employees. The exercise price is based on the fair market value of such shares as determined by the board of directors at the date of the grant of such options.

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

10.	STOCK OPTIONS (continued)

A summary of the status of the company’s options as of July 31, 2005, 2004, and 2003 and changes during the years then ended is presented below:

	July 31, 2005
	Number of Shares	Weighted-Average Exercise Price
Balance at beginning of year	6,849,437	$0.45
Granted	208,500.19
Cancelled or Expired	(890,166)	1.34
Exercised	(970,729)	0.15

Outstanding at end of year	5,197,042	$0.37

Options exercisable at end of year	4,706,206	$0.39

Weighted Average fair value of options granted during the period		$0.09

	July 31, 2004		July 31, 203
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Balance at beginning of year	4,672,722	$0.80	5,264,970	$0.78
Granted	2,635,267.07		908,000	0.18
Cancelled	(458,552)	1.89	(541,398)	0.98
Exercised	(0)	0.00	(958,850)	0.01

Outstanding at end of year	6,849,437	$0.45	4,672,722	$0.80

Options exercisable at end of year	5,685,010	$0.47	3,085,263	$0.96

Weighted Average fair value of options granted during the period		$0.40		$0.16

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

10.	STOCK OPTIONS (continued)

The following table summarizes information about fixed stock options outstanding at July 31, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$0.01	2,279,858	7.80	$0.01	2,279,858	$0.01
$0.10 – $ .47	1,380,834	3.10	0.23	889,998	0.24
$ .51 – $ .90	834,750	1.51	0.60	834,750	0.60
$1.01 – $1.91	515,600.51		1.32	515,600	1.32
$2.00 – $3.00	186,000	2.00	2.12	186,000	2.12

$0.01 – $3.00	5,197,042		$.37	4,706,206	$0.39

11.	INCOME TAXES

As of July 31, 2005, and 2004 the Company had deferred tax assets of approximately $9,841,000 and $9,002,000, respectively, resulting from temporary differences and net operating loss carry-forwards of approximately $21,891,000 and $19,411,000, respectively, which are available to offset future taxable income, if any, through 2024. However, as of July 31, 2002 approximately $10,452,000 of those losses is subject to an annual limitation of deducting $267,000 per year against future operating income. As utilization of the net operating loss carry-forwards and temporary differences is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance.

The tax effects of temporary differences, loss carry-forwards and the valuation allowance that give rise to deferred income tax assets were as follows:

	July 31,
	2005	2004
Temporary differences:
Allowance for doubtful accounts	83,000	64,000
Accrued vacation	35,000	37,000
Fair value of warrants	0	123,000
Compensation not currently deductible	966,000	1,014,000
Net operating losses	8,757,000	7,764,000
Less valuation allowance	(9,841,000)	(9,002,000)

Deferred tax assets	$-0-	$-0-

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

11.	INCOME TAXES (continued)

The reconciliation of the effective income tax rate to the federal statutory rate for the years ended July 31, 2005, 2004, and 2003 is as follows:

Federal income tax rate	(34.0)%
State income tax rate	(6.0)%
Change in valuation allowance on net operating carry-forwards	40.0%

Effective income tax rate	-0-%

12.	401K

The Company has a noncontributory defined contribution plan under Section 401 (k) of the Code covering all qualified employees. An officer of the Company serves as trustee of the plan. The Company did not make a contribution to the plan for the years ended July 31, 2005, 2004, or 2003.

13.	MAJOR CUSTOMERS

During the years ended July 31, 2005, 2004 and 2003 one customer accounted for 55%, 60% and 58% of total revenue respectively. During the years ended July 31, 2005, 2004 and 2003 a second customer accounted for approximately 8%, 13% and 14% of total revenue, respectively.

14.	RELATED PARTY TRANSACTIONS

The Chairman of the Board of the Company was provided a non-interest bearing loan prior to July 31, 2002, which totaled approximately $120,000. Over the last 12 months this loan has been reduced by forgoing certain compensation approved by the Board of Directors. As of July 31, 2005 the loan balance was $6,231 and is included in due from related parties on the accompanying balance sheet.

15.	SUBSEQUENT EVENTS

As part of the provisions of the sales of equities in March through May of 2004 there is a requirement to meet certain claims volume targets under the ADP Co-Marketing Agreement. If we fail to meet those targets, up to 100% of the original Units (as defined in that document) would have to be issued to those 2004 investors for no additional consideration (True up). In order to help resolve this open issue, in December 2004 we offered the 2004 investors 50% of the total potential True up Units in exchange for releasing the Company from the remaining target volume commitment.

On August 1, 2005, the Company evaluated the claims volume that it had received from customers generated by the ADP Claims Service Group Co-marketing agreement as specified in the subscription agreements from the 2004 capital raise. In accordance with those agreements,

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

15.	SUBSEQUENT EVENTS (continued)

the Company did not meet the minimum volume requirements and therefore had to issue 2,162,860 Units (one share of common stock and one, 3-year, $0.16 warrant to purchase a common share) to the investors who did not accept our December 2004 offer. Issuing these units resulted in the Company recording a stock dividend of approximately $476,000.

On August 12, 2005 an investor exercised warrants to purchase 357,143 shares of common stock with a strike price of $0.16 per share. The Company received $57,143 from this transaction.

On August 15, 2005 the holder of the convertible debenture converted the note into 1,718,750 shares of the Company’s common stock. In addition, interest on the note from the end of July, 2005 until August 15 was paid to the holder of the note with 5,651 shares of the Company’s common stock.

On August 17, 2005 a total of 357,144 shares of common stock were issued to three directors in exchange for their services in fiscal 2006. These shares are being expensed over the year as they are earned.

16.	SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited quarterly operating results for each of the Company’s last twelve fiscal quarters. This information has been consistent with the Company’s audited financial statements and includes all adjustments consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of the data.

EAUTOCLAIMS, INC.

QUARTERLY RESULTS OF OPERATIONS

	Three Months Ended
	July 31, 2005	April 30, 2005	January 31, 2005	October 31, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total revenue	3,453,669	3,552,198	3,525,569	4,119,796

Expenses:
Claims processing charges	2,465,088	2,689,195	2,674,492	3,200,486
Selling, general and administrative	1,384,861	1,512,695	1,326,602	1,330,271
Depreciation and amortization	120,144	123,981	133,104	134,584
Amortization of beneficial conversion feature on convertible debentures and fair value of warrants issued in connection with debentures

Total expenses	3,970,093	4,325,871	4,134,198	4,665,341

Net loss	$(516,424)	$(773,673)	$(608,629)	$(545,545)

Adjustment to net loss to compute loss per common share:
Preferred stock dividends	(7,865)	(15,273)	(11,389)	(16,128)
Dividends to unit holders		(432,572)	(554,051)

Net loss applicable to common stock	$(524,289)	$(1,221,518)	$(1,174,069)	$(561,673)

Loss per common share – basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.02)

Weighted-average number of common shares outstanding – basic and diluted	55,806,133	51,529,115	37,681,925	35,361,541

EAUTOCLAIMS, INC.

QUARTERLY RESULTS OF OPERATIONS

	Three Months Ended
	July 31, 2004	April 30, 2004	January 31, 2004	October 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total revenue	4,397,591	6,563,222	7,509,359	8,690,510

Expenses:
Claims processing charges	3,449,203	5,368,369	6,190,356	7,122,706
Selling, general and administrative	1,181,005	2,401,353	1,407,418	1,427,540
Depreciation and amortization	118,205	131,836	135,750	130,022
Amortization of beneficial conversion feature on convertible debentures and fair value of warrants issued in connection with debentures	307,694

Total expenses	5,056,107	7,901,558	7,733,524	8,680,268

Net income (loss)	$(658,516)	$(1,338,336)	$(224,165)	$10,242

Adjustment to net income (loss) to compute loss per common share:
Preferred stock dividends	(23,148)	(22,564)	(24,903)	(24,903)

Net loss applicable to common stock	$(681,664)	$(1,360,900)	$(249,068)	$(14,661)

Loss per common share – basic and diluted	$(0.02)	$(0.06)	$(0.01)	$(0.00)

Weighted-average number of common shares outstanding – basic and diluted	30,113,428	24,666,084	23,569,733	23,458,463

EAUTOCLAIMS, INC.

QUARTERLY RESULTS OF OPERATIONS

	Three Months Ended
	July 31, 2003	April 30, 2003	January 31, 2003	October 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total revenue	8,673,501	9,388,172	7,834,573	8,164,826

Expenses:
Claims processing charges	7,127,041	7,813,145	6,527,086	6,856,469
Selling, general and administrative	1,364,177	1,268,795	1,719,424	2,066,515
Depreciation and amortization	123,919	122,601	125,721	118,694
Amortization of beneficial conversion feature on convertible debentures and fair value of warrants issued in connection with debentures	11,738

Total expenses	8,626,875	9,204,541	8,372,231	9,041,678

Net income (loss)	$46,626	$183,631	$(537,658)	$(876,852)

Adjustment to net income (loss) to compute income (loss) per common share:
Preferred stock dividends	(24,904)	(24,212)	(25,847)	(26,333)

Net income (loss) applicable to common stock	$21,722	$159,419	$(563,505)	$(903,185)

Income (loss) per common share – Basic & dilutive	$—	$0.01	$(0.03)	$(0.05)

Weighted-average number of common shares outstanding
Basic	22,592,685	20,651,859	19,562,796	18,782,334
Diluted	29,896,097	22,022,522	19,562,796	18,782,334

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors
eAutoclaims, Inc.

The information included on Schedule II is the responsibility of management, and although not considered necessary for a fair presentation of financial position, results of operations, and cash flows is presented for additional analysis and has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the information included on Schedule II relating to the years ended July 31, 2005, 2004, 2003, 2002 and 2001 is fairly stated in all material respects, in relation to the basic financial statements taken as a whole. Also, such schedule presents fairly the information set forth therein in compliance with the applicable accounting regulations of the Securities and Exchange Commission.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

September 16, 2005

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Information relating to the allowance for doubtful accounts is as follows:

	Beginning Balance	Additions	Deductions	Ending Balance
Year ended 7/31/2001	$34,077	$25,923	$—	$60,000
Year ended 7/31/2002	$60,000	$353,132	$13,132	$400,000
Year ended 7/31/2003	$400,000	$139,874	$297,874	$242,000
Year ended 7/31/2004	$242,000	$63,607	$144,607	$161,000
Year ended 7/31/2005	$161,000	$89,675	$42,675	$208,000

EAUTOCLAIMS, INC.

BALANCE SHEETS

	January 31, 2006 (unaudited)	July 31, 2005

ASSETS

Current Assets:
Cash	$546,431	$306,280
Accounts receivable, less allowance for doubtful accounts
of $193,000 and $208,000 respectively	782,368	742,237
Due from related parties	—	6,231
Prepaid expenses and other current assets	131,802	88,290

Total current assets	1,460,601	1,143,038

Property and Equipment, net of accumulated depreciation	782,543	857,440

Goodwill	1,093,843	1,093,843

Other Assets	85,800	25,800

Deferred Income Tax Asset, net of valuation
allowance of $9,996,000 and $9,841,000 respectively	—	—

Total Assets	$3,422,787	$3,120,121

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Accounts payable, advanced payments and accrued expenses	$4,794,446	$4,701,483
Current portion of capital lease obligation	93,312	86,642
Convertible debenture		275,000

Total current liabilities	4,887,758	5,063,125

Capital Lease Obligation, net of current portion	75,104	108,979

Total liabilities	4,962,862	5,172,104

Stockholders’ Deficiency:

Convertible preferred stock – $.001 par value; authorized 5,000,000 shares,
No shares outstanding
Common stock – $.001 par value; authorized 150,000,000 shares, issued
and outstanding 67,654,921 shares and 59,488,026 shares respectively	67,655	59,488
Additional paid-in capital	26,552,288	25,081,358
Accumulated deficit	(28,160,018)	(27,192,829)

Stockholders’ Deficiency	(1,540,075)	(2,051,983)

Total Liabilities and Stockholders’ Deficiency	$3,422,787	$3,120,121

EAUTOCLAIMS, INC.

STATEMENTS OF OPERATIONS

	Three-month Period Ended January 31, 2006	Three-month Period Ended January 31, 2005	Six-month Period Ended January 31, 2006	Six-month Period Ended January 31, 2005

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Collision repairs management	$2,622,441	$2,699,251	$5,376,095	$5,968,858
Glass repairs	61,337	107,340	156,048	268,428
Fleet repairs management	226,436	191,861	468,615	326,611
Fees and other revenue	723,842	527,117	1,435,344	1,081,471
Gain on sale of building	756,943		756,943

Total revenue	4,390,999	3,525,569	8,193,045	7,645,368

Expenses:
Claims processing charges	2,458,586	2,674,492	5,145,935	5,874,979
Selling, general and administrative	1,814,826	1,326,602	3,293,319	2,656,874
Depreciation and amortization	113,867	133,104	236,151	267,687

Total expenses	4,387,279	4,134,198	8,675,405	8,799,540

Net income (loss)	$3,720	$(608,629)	$(482,360)	$(1,154,172)

Adjustment to net income (loss) to compute income (loss) per common share:
Preferred stock dividends		(19,273)	—	(35,401)
Dividend to unit holders		(554,051)	(475,829)	(554,051)

Net income (loss) applicable to common stock	$3,720	$(1,181,953)	$(958,189)	$(1,743,624)
Income (loss) per common share
Basic	$—	$(0.03)	$(0.01)	$(0.05)
Diluted	$—	$(0.03)	$(0.01)	$(0.05)

Weighted-average number of common shares outstanding
Basic	65,794,075	37,681,925	64,576,450	36,521,733
Diluted	75,292,746	37,681,925	64,576,450	36,521,733

EAUTOCLAIMS, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIENCY

Six month period ended January 31, 2006
(unaudited)			Additional
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficiency

Balance at July 31, 2005	59,488,026	59,488	25,081,358	(27,192,829)	(2,051,983)

Issuance of common stock upon exercise of options	733,437	733	14,241		14,974

Issuance of common stock for interest	5,651	6	898		904

Issuance of common stock for employee services	1,774,768	1,775	344,626		346,401

Dividends issued to unit holders in the form of warrants and shares	2,162,860	2,163	473,666	(475,829)	0

Issuance of common stock upon exercise of warrants	1,371,429	1,371	218,058	0	219,429

Conversion of convertible note to equity	1,718,750	1,719	273,281	0	275,000

Issuance of warrants in conjunction with note payable			9,000	(9,000)	0

Issuance of common stock in conjunction with building transaction	400,000	400	115,600		116,000

Vesting of options granted to employees			21,560		21,560

Net Loss				(482,360)	(482,360)

Balance at January 31, 2006	67,654,921	67,655	26,552,288	(28,160,018)	(1,540,075)

EAUTOCLAIMS, INC.

STATEMENTS OF CASH FLOWS

	Six-month Period Ended January 31, 2006	Six-month Period Ended January 31, 2005

	(unaudited)	(unaudited)

Cash flows from operating activities:
Net loss	$(482,360)	$(1,154,172)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	236,151	267,687
Gain on sale of building	(756,943)
Common stock issued for services	346,401	119,879
Common stock issued for interest	904	12,603
Bad debts	(15,000)	40,000
Vesting of options granted to employees	21,560
Changes in operating assets and liabilities
Accounts receivable	(25,131)	66,367
Prepaid expenses and other current assets	(50,203)	(37,900)
Accounts payable and accrued expenses	92,964	187,317

Net cash used in operating activities	(631,657)	(498,219)

Cash flows from investing activity:
Purchases of property and equipment	(141,687)	(116,825)
Proceeds from sale of building	819,634
Payments from related parties	6,231	18,000
Principal payments on stockholder loans		(36,866)

Net cash provided by (used in) investing activities	684,178	(135,691)

Cash flows from financing activities:
Proceeds from exercise of warrants	219,429
Proceeds from exercise of options	14,974
Proceeds from sale of common stock		743,397
Principal payments on capital lease	(46,773)	(21,800)
Proceeds from note payable		100,000
Payments on redemption of preferred stock		(56,923)

Net cash provided by financing activities	187,630	764,674

Net increase in cash	240,151	130,764

Cash at beginning of period	306,280	415,549

Cash at end of period	$546,431	$546,313

Supplemental disclosure of cash flow information:

Cash paid during the period for interest	$31,031	$21,115

Supplemental disclosure of noncash investing and financing activities:

Conversion of debentures to common stock	$275,000	25,000

Issuance of common stock for preferred stock dividends		$70,806

Accrued dividends on preferred stock		$31,401

Gross proceeds from sale of equity		876,000
Less costs paid to raise equity		(132,603)

Net proceeds from sale of equity	$—	$743,397

Warrant liability		27,375

Shares and warrants issued to unit holders	$475,829	554,051

Equipment acquired by capital lease	$19,567

Fair value of warrants issued in conjunction with bridge loan	$9,000

EAUTOCLAIMS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of presentation

The accompanying unaudited financial statements contain all adjustments (consisting only of those of a normal recurring nature) necessary to present fairly the financial position of eAutoclaims, Inc. as of January 31, 2006 and its results of operations and cash flows for the three and six-month periods ended January 31 2006 and 2005. Results of operations for the three and six-month periods ended January 31, 2006 are not necessarily indicative of the results that may be expected for the year ending July 31, 2006.

The Company derives revenue primarily from collision repairs, glass repairs and fleet repairs. Revenue is recognized when an agreement between the Company and its customer exists, the repair services have been completed, the Company’s revenue is fixed and determinable and collection is reasonably assured.

The Company records revenue gross when the Company is the primary obligor in its arrangements, the Company has latitude in establishing price, the Company controls what services are provided and where the services will take place, the Company has discretion in supplier selection, the Company is involved in the determination of product or service specifications and the Company has credit risk. The Company records revenue net when situations occur whereby the supplier (not the Company) is the primary obligor in an arrangement, the amount the Company earns is fixed or the supplier (and not the Company) has credit risk.

As shown in the financial statements, the Company has suffered recurring losses from operations, has a stockholders’ deficiency and a working capital deficiency. The Company has been able to raise additional funds from debt and equity offerings and management believes it can continue to do so in the future. During the year ending July 31, 2006 the Company expects to realize increased revenue from agreements signed in prior years. In addition, the Company has secured a noncancellable line of equity from a shareholder in the amount of $2,000,000.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment” which revised Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”. This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the statement of operations. The revised statement has been implemented for the Company effective August 1, 2005.

The implementation of FAS No. 123R had the following effect on the statement of operations for six-month period ended January 31, 2006.

2006

Net loss before stock option expense	$(460,800)

Deduct stock option expense	(21,560)

Net loss as reported	$(482,360)

Note 1 – Basis of presentation (continued)

The implementation of FASB 123R is not expected to have an impact on the basic or diluted earnings per share reported on the statement of operations.

For the 2005 fiscal year the Company accounted for its employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No 25, “Accounting for Stock Issued to Employees.” Had the Company determined compensation expense based on the fair value at the grant dates for those awards consistent with the method of SFAS 123, the Company’s net income (loss) per share would have been increased to the following pro forma amounts:

Six-month period ended January 31,	2005

Net loss as reported	$(1,154,172)

Deduct total stock based employee
compensation expense determined under
fair value based methods for all awards	(33,465)

Pro forma net loss	$(1,187,637)

Basic and diluted net loss per share as reported	$(.05)
Pro forma and diluted basic loss per share	$(.03)

Effective August 1, 2005, the Company adopted FAS No. 123R utilizing the modified prospective method. Under the modified prospective method, the provisions of FAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, measured under the original provisions of FAS 123, “Accounting for Stock Based Compensation”, shall be recognized in net earnings in the periods after the date of adoption.

Stock based compensation consists primarily of stock options. Stock options are granted to employees at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest over three years and have a term of ten years. Compensation expense for stock options is recognized over the vesting period for each separately vesting portion of the stock option award.

The fair value for options issued prior to August 1, 2005 was estimated at the date of grant using a Black-Scholes option-pricing model. The risk free rate was derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor was determined based on a study done by an independent securities valuation firm. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 1 – Basis of presentation (continued)

A summary of the status of the company’s options for the six months ended January 31, 2006 is as follows:

	January 31, 2006
	Shares	Weighted Avg Price	Remaining Life	Aggregate Intrinsic Value
Balance at beginning of year	5,197,042	$0.37	—	—
Granted	102,500	$0.25	—	—
Cancelled or Expired	(436,151)	$1.17	—	—
Exercised	(733,437)	$0.20	—	—

Outstanding at end of period	4,129,954	$0.38	2.23	568,419

Note 2 – Per share calculations

Basic loss per share is computed as net loss available to common stockholders’ divided by the weighted- average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants and convertible securities. As of January 31, 2006 and 2005, 29,980,455 and 26,493,938 options and warrants, respectively, were excluded from the diluted loss per share computation, as their effect would be anti-dilutive.

Note 3 – Purchase and Sale of Building

On December 9, 2005 the Company completed a transaction in which it purchased its Oldsmar facility under a purchase agreement completed with the then current landlord, and immediately sold the facility to a third party. As part of the agreement to purchase the facility, the Company issued the then current landlord 400,000 shares of the Company’s common stock. The net result of the purchase and sale transaction, after deducting applicable expenses, was a gain to the Company of $756,943. As part of the agreement to sell the facility, the Company signed a new 7 year lease with the new owner, which runs through December, 2012.

Note 4 – Note Payable

The Company entered into temporary financing through a $500,000 bridge loan from an investor on October 26, 2005 in order to secure additional working capital. The loan was repaid in full, along with $9,792 of interest, from the proceeds of the sale of the Oldsmar facility which occurred in December, 2005.

Note 5 – Equity Transactions

As part of the provisions of the sales of equities in March through May of 2004 there is a requirement to meet certain claims volume targets under the ADP Co-Marketing Agreement. If we fail to meet those targets, up to 100% of the original Units (as defined in that document) would have to be issued to those 2004 investors for no additional consideration (True up). In order to help resolve this open issue, in December 2004 we offered the 2004 investors 50% of the total potential True up Units in exchange for releasing the Company from the remaining target volume commitment.

On August 1, 2005, the Company evaluated the claims volume that it had received from customers generated by the ADP Claims Service Group Co-marketing agreement as specified in the subscription agreements from the 2004 capital raise. In accordance with those agreements, the Company did not meet the minimum volume requirements and therefore had to issue 2,162,860 Units (one share of common stock and one, 3-year, $0.16 warrant to purchase a common share) to the investors who did not accept our December 2004 offer. Issuing these units resulted in the Company recording a stock dividend of approximately $476,000.

During the six-months ended January 31, 2006 two investors exercised warrants to purchase 1,371,429 shares of common stock with a strike price of $0.16 per share. The Company received $219,429 from these transactions.

On August 15, 2005 the holder of the convertible debenture converted the note into 1,718,750 shares of the Company’s common stock. In addition, interest on the note from the end of July 2005 until August 15, 2005 was paid to the holder of the note with 5,651 shares of the Company’s common stock.

During the six months ended January 31, 2006 the Company issued a total of 1,774,768 shares of common stock in exchange for services. A total of 200,000 shares of stock were issued to an officer as a result of a modification to his employment contract. A total of $30,000 was charged to expense during this time period, which was approximately equal to the fair market value of the shares at the time of issuance. On November 8, 2005 the Board of Directors gave approval for, and the Company subsequently issued, 1,000,000 shares of the Company’s common stock to the Chairman of the Board to compensate him for his past services and his role as Chairman. The Company expensed a total of $190,000 for these shares, which was equal to the fair market value of the shares at the grant date. In addition, the Board also approved future compensation for the Chairman of the Board to include the same annual retainer of $25,000 to be paid in shares of the Company’s common stock as well as the same quarterly stock compensation currently paid to non-employee directors. The Company issued 574,768 shares of common stock to three non-employee directors and the Chairman of the Board in exchange for their services. Of this total, 443,576 shares were issued for services to be rendered for fiscal year 2006. These shares are being expensed over the year as they are earned. During the six months ended January 31, 2006 the Company expensed $40,093, or 190,919 shares, which was approximately equal to the fair market value of the shares when earned. In addition, a total of 131,192 shares were issued to these same directors and the Chairman of the Board for services rendered during the six months ended January 31, 2006. A total of $33,250 was charged to expense during this time period, which was approximately equal to the fair market value of these shares when earned.

On November 8, 2005 the Board voted to adjust the strike price from $0.35 to $0.16 on 1,000,000 warrants owned by an investor, who is also a director, in order to match the strike price of other investor’s warrants issued under the anti-dilution provisions of their agreements.

On November 29, 2005 the Company issued 400,000 shares of common stock in the name of its landlord at that time as part of an agreement to facilitate the sale of the building (See Note 3: Purchase and Sale of Building). These shares were part of the building sale transaction and were delivered to the landlord at the December 9, 2005 closing.

Note 5 – Equity Transactions (continued)

During the six months ended January 31, 2006 options to purchase a total of 733,437 shares of the Company’s common stock were exercised. Of this total, 200,000 options were exercised by a director, 100,000 by an officer and director, 250,000 by two officers combined, 120,000 by a consultant and 4,104 by an employee all with a strike price of $0.01. In addition, a consultant and two employees exercised a total of 59,333 options to purchase shares of the Company’s common stock with exercise prices ranging from $0.13 to $0.15 per share.

In October 2005, the Company issued 200,000 warrants with a strike price of $0.20 to an investor for providing the Company with bridge loan financing and an additional 250,000 warrants with a strike price of $0.20 were issued to two finders for helping to facilitate the transaction. The Company valued these warrants at $0.02 each, utilizing a warrant valuation provided by an independent investment banker, and recorded a charge of $9,000 for these warrants during the period ended October 31, 2005.

Note 6 - Subsequent Event

On February 28, 2006 an investor exercised 32,500 warrants to purchase the Company’s stock with an exercise price of $0.16 per share. The Company received $5,200 from this transaction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth various expenses, which will be incurred in connection with the registration of our securities. Other than the SEC Registration Fee, the amounts set forth below are estimates:

SEC Registration Fee	$3,731
Printing & Engraving Expenses	$5,000
Legal Fees and Expenses	$15,000
Accounting Fees and Expenses	$10,000
Transfer Agent Fees	$2,500
State Blue Sky filings	$2,000

TOTAL	$38,231

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Nevada law. Our Bylaws provide that we shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. We have entered into indemnity agreements with our officers and directors.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934 (collectively, the “Acts”), as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

During the year ended July 31, 2003, twelve (12) employees exercised 958,850 options to purchase shares of common stock.

On November 20, 2002, a shareholder and officer of the Company converted $10,000 of debt owed to him by the Company into 84,034 shares of common stock ($ .12 per share).

During the year ended July 31, 2003, we issued 412,521 shares of common stock in exchange for $118,525 of legal services to one (1) individual.

During the year ended July 31, 2003, we issued 55,797 shares of common stock to three directors in exchange for their services.

During the year ended July 31, 2003, we issued 94,119 shares of common stock to a company in final payment of public relations consulting services.

In July of 2003 we entered into a $300,000, 8% convertible note payable with a term of 1 year with one (1) individual. This note is convertible at the discretion of the creditor at a fixed rate of $0.279 per share. The interest can be paid in either cash or common shares at the Company’s discretion at the end of the loan.

On July 31, 2003, we issued 8,000 shares of common stock to a past employee as part of a severance agreement.

On September 5, 2002, 11 shares of preferred stock with a face value of $55,000, plus dividends of $9,632 were converted into 327,250 shares of common stock. On January 16, 2003, 4 shares of preferred stock with a face value of $20,000, plus dividends of $4,090 were converted into 301,123 shares of common stock. On February 19, 2003, 6 shares of preferred stock with a face value of $30,000, plus dividends of $6,359 were converted into 484,778 shares of common stock.

In June and July of 2003, we sold 1,712,365 shares of common stock at $0.279 per share to four (4) investors. The funds raised totaled $477,750, less finders’ fees and legal fees of $74,680, resulting in net proceeds of $403,070.

During the year ended July 31, 2003, we issued options to employees and members of the Company’s Board of Directors to purchase 908,000 shares of common stock where the exercise prices of the options are equal to or greater than the fair market value of the Company’s common stock on the date of each grant.

In August of 2003, we sold 591,397 shares of common stock at $0.279 per share to five (5) investors. The funds raised totaled $165,000, less finders’ fees and legal fees of $1,750, resulting in net proceeds of $163,250.

During the year ended July 31, 2004, the Company issued 248,046 shares of common stock to two directors in exchange for their services. The Company charged operations $98,833, which was equal to the fair market value of the shares when earned.

During the year ended July 31, 2004, the Company issued options to purchase common stock, where the exercise price of the options are equal to or greater than the fair market value of the Company’s common stock on the date of the grant, as follows:

•	Options to purchase 75,000 shares of common stock to the President and CEO, in accordance with his contract.

•	Options to purchase 100,000 shares of common stock to the Board of Directors in accordance with their compensation agreement.

•	Options to purchase 367,500 shares of common stock to the employees of eAutoclaims, excluding senior management.

Additionally, options to purchase 458,552 shares of common stock were canceled.

On March 10, 2004 the board approved and the Company issued 2,020,000 options to the management team for executing an agreement with ADP Claims Services. On March 29, 2004, The Company issued 10,000 options to a consultant for services performed for the Company. On April 20, 2004, 72,767 options were issued to managers who took a pay cut as partial compensation for the pay cut. All three sets of options are exercisable at $0.01, immediately vested and have a term of ten years.

On October 23, 2003, the Company entered into an agreement to restructure the preferred stock terms with the existing preferred stockholders. The agreement provides the Company an opportunity to purchase a certain number of preferred shares each month should we choose to do so. If the Company does not purchase preferred shares in a month, and the holders elect to convert some preferred shares, the holders must give the Company four days notice to arrange a block trade in order to minimize the impact of the sale of converted shares in the open market. The agreement also sets a minimum conversion price of $0.20 per share for the conversion of preferred shares to common shares.

On February 2, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $17,293 were converted into 386,466 shares of common stock. On March 9, 2004, 11 shares of preferred stock with a face value of $55,000, plus dividends of $16,274 were converted into 274,659 shares of common stock. On June 4, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $18,898 were converted into 392,525 shares of common stock. On June 25, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $19,187 were converted into 345,041 shares of common stock. On August 2, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $15,966 were converted into 379,933 shares of common stock. On September 3, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $17,951 were converted into 389,753 shares of common stock. On October 6, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $18,398 were converted into 391,989 shares of common stock. On November 9, 2004, 12 shares of preferred stock with a face value of $60,000, plus dividends of $18,700 were converted into 393,501 shares of common stock. On January 27, 2005 and February 4, 2005 the Company bought back 8 and 16 share of preferred stock for $56,923 and $113,775, respectively.

In March through June 30, 2004 the Company raised $2,271,240 from the sale of 8,111,572 Units at $.28 per Unit to twenty-one (21) investors. Each Unit consists of one (1) share of common stock and one (1) common stock purchase warrant exercisable at $.35. The Company paid Noble International Investment, Inc. (“Noble”) total commissions and expenses of $170,378, one other individual $9,667 as a finder’s fee in connection with the issuance of these securities and incurred agent warrants to acquire 790,200 Units valued at $158,040 and issued the other finder 34,525 shares of our restricted common stock valued at $9,667.

On April 23, 2004 the Company received $250,000 in exchange for 8% convertible debentures due and payable on October 14, 2004 unless converted. The Company also issued 892,857 five-year warrants with a strike price of $0.35 per share. The Company also adjusted the strike price on 1,000,000 warrants that the investor owned prior to this investment from $0.63 to $0.35 per share. The Company agreed to register the shares underlying the warrants and the convertible debenture in this registration statement. In June 2004, the Director exchanged his convertible debentures and 892,857 warrants at $0.35 for 892,857 units as described in the previous paragraph. This resulted in a total of 9,004,429 units being sold.

On August 24, 2004, the holder of the Convertible debenture converted $25,000 of the principal for 89,606 shares of common stock. On September 29, 2004, the Company issued an additional 20,759 shares of common stock, for the first three-month’s interest payments on the convertible debenture.

In January and February 2005, the Company raised $1,724,000 from the sale of 10,775,000 Units at $0.16 per unit to 10 investors. Each Unit consists of one (1) share of common stock and one-half (½) common stock purchase warrant exercisable at $.16. The Company paid Noble International Investment, Inc. (“Noble”) total commissions and expenses of $181,020 in connection with the issuance of these securities and incurred agent warrants to acquire 1,616,250 Units at $0.16 per Unit.

The Company paid Noble International Investment, Inc. (“Noble”) total commissions and expenses of $185,520 in connection with the issuance of these securities and incurred $29,526 of other expenses. Noble also earned placement agent warrants to purchase 1,616,250 Units at $0.16 per Unit. In addition, as previously discussed above, the Board agreed to issue the Company’s legal counsel 940,000 shares of the Company’s common stock as part of his fee for counsel and services rendered relating to the sale of these equity securities.

During the year ended July 31, 2005, the Company issued 455,305 shares of common stock to three directors in exchange for their services. These shares were expensed over the year as they were earned. During the year ended July 31, 2005, the Company expensed $124,678 which was approximately equal to the fair market value of the shares when earned.

During the year ended July 31, 2005, the Company issued 71,288 shares of common stock in exchange for $24,951 in legal services. In addition, the Board agreed to issue the Company’s legal counsel 940,000 shares of the Company’s common stock, valued at $150,400 as part of his fee for counsel and services rendered relating to the sale of equity securities.

During the year ended July 31, 2005, the Company issued options to purchase 137,500 shares of common stock to three Board members for services rendered in accordance with an approved compensation plan. The Company also issued an option to purchase 71,000 shares of common stock to three employees under an approved compensation plan. All options issued had strike prices of $0.12 to $0.30 per share, which was the market price at the date of issuance.

On April 12, 2005 an officer/director and another director of the Company each exercised options to purchase 350,000 shares of the Company’s common stock, for a total of 700,000 shares, with a strike price of .01 per share. On May 20, the director exercised an additional 150,000 options, with a strike price of $.01 per share. Options to purchase 17,500 shares of the Company’s common stock with a strike price of $0.01 per share were exercised by a consultant on October 26, 2004. An additional 120,729 options to purchase common stock were exercised by employees. Options to purchase 890,166 shares of common stock were canceled.

On February 22, 2005, the Company entered into a twelve month Investor Relations Consulting Agreement. The Consultant will provide various investor relations services for $6,500 per month plus 250,000 shares of the Company’s common stock. Either party can terminate the agreement after five months.

During the six-months ended January 31, 2006 two investors exercised warrants to purchase 1,371,429 shares of common stock with a strike price of $0.16 per share. The Company received $219,429 from these transactions.

On August 15, 2005 the holder of the convertible debenture converted the note into 1,718,750 shares of the Company’s common stock. In addition, interest on the note from the end of July 2005 until August 15, 2005 was paid to the holder of the note with 5,651 shares of the Company’s common stock.

During the six months ended January 31, 2006 the Company issued a total of 1,774,768 shares of common stock in exchange for services. A total of 200,000 shares of stock were issued to an officer as a result of a modification to his employment contract. A total of $30,000 was charged to expense during this time period, which was approximately equal to the fair market value of the shares at the time of issuance. On November 8, 2005 the Board of Directors gave approval for, and the Company subsequently issued, 1,000,000 shares of the Company’s common stock to the Chairman of the Board to compensate him for his past services and his role as Chairman. The Company expensed a total of $190,000 for these shares, which was equal to the fair market value of the shares at the grant date. In addition, the Board also approved future compensation for the Chairman of the Board to include the same annual retainer of $25,000 to be paid in shares of the Company’s common stock as well as the same quarterly stock compensation currently paid to non-employee directors. The Company issued 574,768 shares of common stock to three non-employee directors and the Chairman of the Board in exchange for their services. Of this total, 443,576 shares were issued for services to be rendered for fiscal year 2006. These shares are being expensed over the year as they are earned. During the six months ended January 31, 2006 the Company expensed $40,093, or 190,919 shares, which was approximately equal to the fair market value of the shares when earned. In addition, a total of 131,192 shares were issued to these same directors and the Chairman of the Board for services rendered during the six months ended January 31, 2006. A total of $33,250 was charged to expense during this time period, which was approximately equal to the fair market value of these shares when earned.

On November 8, 2005 the Board voted to adjust the strike price from $0.35 to $0.16 on 1,000,000 warrants owned by an investor, who is also a director, in order to match the strike price of other investor’s warrants issued under the anti-dilution provisions of their agreements.

On November 29, 2005 the Company issued 400,000 shares of common stock in the name of its landlord at that time as part of an agreement to facilitate the sale of the building (See Note 3: Purchase and Sale of Building). These shares were part of the building sale transaction and were delivered to the landlord at the December 9, 2005 closing.

During the six months ended January 31, 2006 options to purchase a total of 733,437 shares of the Company’s common stock were exercised. Of this total, 200,000 options were exercised by a director, 100,000 by an officer and director, 250,000 by two officers combined, 120,000 by a consultant and 4,104 by an employee all with a strike price of $0.01. In addition, a consultant and two employees exercised a total of 59,333 options to purchase shares of the Company’s common stock with exercise prices ranging from $0.13 to $0.15 per share.

In October 2005, the Company issued 200,000 warrants with a strike price of $0.20 to an investor for providing the Company with bridge loan financing and an additional 250,000 warrants with a strike price of $0.20 were issued to two finders for helping to facilitate the transaction. The Company valued these warrants at $0.02 each, utilizing a warrant valuation provided by an independent investment banker, and recorded a charge of $9,000 for these warrants during the period ended October 31, 2005.

On February 28, 2006 an investor exercised 32,500 warrants to purchase the Company’s stock with an exercise price of $0.16 per share. The Company received $5,200 from this transaction.

On March 21, 2006 we issued a total of 11,341,076 shares of our common stock in connection with the exercise of a like number of outstanding common stock purchase warrants with exercise prices ranging from $.16 to $.20 per share. We generated gross proceeds of $1,818,752 from the exercise of these warrants. We paid Noble International Investments, Inc. a fee of $50,662 to render certain financial advisory and investment banking services in connection with the exercise of these outstanding common stock purchase warrants. In connection with this transaction, we issued a total of 8,200,359 new three year warrants with an exercise price of $0.30 to those investors who exercised their old warrants

Other than indicated above, no underwriter, broker dealer or finder participated in any of the sales discussed above, nor did the Registrant pay any commissions or fees with respect to these issuances. With regard to all such issuances, the Registrant relied on Section 4(2) of the Securities Act of 1933 (the “Act”) or Rule 506 of Regulation D for an exemption from the registration requirement of the Act. The purchasers had access to information concerning the Registrant, its financial condition, assets, management and proposed activities. Each purchaser represented that he had the ability to bear economically a total loss of his investment. The Registrant has impressed each certificate with a restrictive legend and will issue stop transfer instructions to the Registrant’s transfer agent upon completion of this offering.

Exhibit No.	Description of Exhibit

1.1	[Reserved]
1.2	[Reserved]
3.1	Articles of Incorporation of Samuel Hamann Graphix, Inc. (Nevada) as amended (1)
3.2	Articles of Merger between Samuel Hamann Graphix, Inc. (Nevada) and Samuel Hamann Graphix, Inc. (California) (1)
3.3	By-laws of Transformation Processing Inc. (Nevada).(1)
3.4	Articles of Merger between of TPI (Ontario) and TPI (Nevada) (1)
3.5	Agreement and Plan of Merger by and between Transformation Processing, Inc. and eAutoclaims.com, Inc., dated April 26, 2000 (3)
3.6	Articles of Merger of eAutoclaims.com, Inc., a Delaware corporation with and into Transformation Processing, Inc., a Nevada corporation (5)
3.7	Agreement and Plan of Merger by and among eAutoclaims.com, Inc., a Nevada corporation, eAutoclaims.com Acquisition, a South Carolina corporation, Express Claims, Inc., a South Carolina corporation, and its stockholders, dated June 8, 2000 (2)
3.8	First Amendment to Agreement and Plan of Merger with Premier Claims, Inc. dated June 27, 2000 (2)
3.9	Articles of Merger or Share Exchange between Premier Express, Inc., as the surviving corporation and eAutoclaims.com Acquisition Corporation, filed July 20, 2000 with the Secretary of State of South Carolina (5)
3.10	Promissory Note dated June 27, 2000 between eAutoclaims.com, Inc. and Randal K. Wright and S. Reed Mattingly (2)(9)
3.11	Promissory Note dated June 16, 2000 between eAutoclaims.com, Inc. and Randal K. Wright (2)(9)
3.12	Promissory Note dated June 16, 2000 between eAutoclaims.com, Inc. and S. Reed Mattingly. (2)(9)
3.13	Articles of Amendment to Articles of Incorporation increasing number of authorized shares from 50 million to 100 million and name modification. (12)
4.1	Specimen of Common Stock Certificate (1)
4.2	[Reserved]
4.3	[Reserved]
4.4	The Registrants 1998 Stock Option Plan (4)
4.5	[Reserved]
4.6	Form of Stock Option Agreement to Employees (6)
4.7	Form of Directors Stock Option Agreement (6)
4.8	Form of Non-Qualified Stock Option Agreement (6)
5.1	Opinion of Johnson, Pope, Bokor, Ruppel & Burns, LLP as to legality of securities being issued*
10.1	Employment Agreement between eAutoclaims.com, Inc. and Eric Seidel dated February 1, 2000 (5)(8)(9)
10.2	Employment Agreement between eAutoclaims.com, Inc. and Randal K. Wright dated July 1, 2000 (2)(8)(9)
10.3	Employment Agreement between eAutoclaims.com, Inc. and S. Reed Mattingly dated July 1, 2000 (2)(8)(9)
10.4	Employment Agreement between eAutoclaims.com, Inc. and M. Scott Moore dated August 14, 2000 (5)(8)(9)
10.5	Employment Agreement between eAutoclaims.com, Inc. and Gaver Powers dated April 13, 2000 (5)
10.6	Consulting Agreement between eAutoclaims.com, Inc. and Jeffrey D. Dickson dated December 1, 1999 (5)
10.7	Consulting Agreement between eAutoclaims.com, Inc. and Liviakis Financial Communications, Inc. dated February 1, 2000 (5)(9)
10.8	Amendment No. 1 to Consulting Agreement between eAutoclaims.com, Inc. and Liviakis Financial Communications, Inc. dated September 18, 2000 (5)(9)

Exhibit No.	Description of Exhibit

10.9	Lease Agreement between eAutoclaims.com, Inc. and KWPH, Inc., dated October 17, 2000 (5)(9)
10.10	Service Agreement between eAutoclaims.com, Inc. and WE Securities, Inc. August 8, 2000 (5)(9)
10.11	Business Consulting Agreement between eAutoclaims.com, Inc. and TTG LLC dated September 8, 2000 (5)(9)
10.12	Commercial lease dated October 12, 1998 between Premier Express Claims, Inc. and Stephenson Park Associates Limited (5)(9)
10.13	[Reserved]
10.14	Certificate of Full Performance of Proposal – Form 46 filed by BDO Dunwoody Limited – Trustee dated May 8, 2000 (5)
10.15	Order of the Superior Court of Justice in the Matter of the Proposal of Transformation Processing, Inc. dated November 25, 1999 (5)
10.16	Proposal of Transformation Processing, Inc. – Court File No. 32-107046 filed in the Superior Court of Justice dated October 14, 1999. (5)
10.17	Share Exchange Agreement between Transformation Processing, Inc. and certain of its securities holders dated April 30, 2000 (5)
10.18	[Reserved]
10.19	Securities Purchase Agreement effective June 27, 2000 between Thomson Kernaghan, as Agent and eAutoclaims.com, Inc. (5)(9)
10.20	Certificate of Rights, Designations, Preferences and Limitations of Series A Convertible Preferred Stock (5)
10.21	Security Agreement between Thomson Kernaghan, as Agent and eAutoclaims.com, Inc. (5) (9)
10.22	Form of Purchasers Warrant (5)
10.23	Form of Agents Warrant (5)
10.24	Registration Rights Agreement (5)(9)
10.25	eAutoclaims.com, Inc. Agreement with Certain Securities Holders effective May 31, 2000 (5)(9)
10.26	eAutoclaims.com, Inc. Agreement with Sovereign Partners, Ltd. effective May 31, 2000 (5)(9)
10.27	eAutoclaims.com, Inc. Agreement with Dominium Capital Fund (5)(9)
10.28	Form of Master Modification Agreement with Certain Security Holders dated January 12, 2001(6)(9)
10.29	Restated master Modification Agreement dated May 2001 (9)
10.30	Modification agreement dated November 2001 superceding the original Modification Agreement dated January 12, 2001 and the Restated Modification Agreement dated May 2001 (9)
10.31	Form of Bricks to Clicks Service and License Agreement (6)
10.32	Form of Collision Repair Facility Agreement and Procedures (6)
10.33	Form of Change of Control and Termination Agreement (6)
10.34	Form of Officers/Directors Indemnification Agreement (6)
10.35	Bricks to Clicks Service and Licensing Agreement with Inspire Claims Management, Inc., dated November 1, 2000(6)(9)
10.36	Lease Agreement for 110 East Douglas Road dated September 2001 (6)
10.37	Form of Employee Confidentiality Agreement (6)
10.38	Letter Agreement with Liviakis Financial Communications, Inc. (6)
10.39	Letter Agreement with Former Liviakis Financial Communications, Inc. Employees (6)
10.40	Claims Management Services and License Agreement with Royal Indemnity Company, dated April 24, 2001(6)
10.41	Amended and Restated Employment Agreement with Eric Seidel effective May 21, 2001 (6)(8)
10.42	Form of Amendment to Certificate of Designation, Rights and Preferences of Series A Preferred Stock effective May 21, 2002 (7)(10)
10.43	Agreement between Parts.com, Inc. and the Registrant effective May 1, 2001(6)
10.44	Form of Convertible Debenture (6)

Exhibit No.	Description of Exhibit

10.45	Form of Warrants issued in connection with Convertible Debentures (6)
10.46	Form of Subscription Agreement for purchasers of Convertible Debentures (6)
10.47	Amended and Restated Employment Agreement with Eric Seidel, dated March 27, 2003 (10)
10.48	Employment Agreement with Scott Moore, effective April 25, 2003 (10)
10.49	Employment Agreement with Reed Mattingly, effective May 1, 2003 (10)
10.50	Employment Agreement with Dave Mattingly, effective May 1, 2003 (10)
10.51	Employment Agreement with Stacy Adams, effective May 1, 2003 (10)
10.52	Agreement by and between eAutoclaims.com, Inc. and Governor’s Road, LLC, effective October 23, 2003 (11)
10.53	Form of Amendment to Certificate of Rights, Designation and Preferences of Series A Preferred Stock, filed with the Nevada Secretary of State on November 20, 2003 (11)
10.54	Letter Agreement with Noble International Investments, Inc., dated April 22, 2004 (11)
10.55	Registration Rights Agreement relating to April/May 2004 Unit Offering (11)
10.56	Form of Common Stock Purchase Warrant relating to April/May 2004 Unit Offering (11)
10.57	$250,000 Convertible Note with Christopher Korge, dated May 2004 (11)
10.58	Common Stock Purchase Warrant issued to Christopher Korge dated May 2004 (11)
10.59	Agreement with ADP Claims Solution Group, Inc. dated March 9, 2004 (11)
10.60	Confidential Private Offering Term Sheet – January 18, 2005 (15)
10.61	Subscription Agreement (15)
10.62	Warrant to Purchase Common Stock of eAutoclaims (15)
10.63	Amendment to Subscription Agreement and Related Documents (15)
10.64	Registration Rights Agreement (15)
10.65	Employment Agreement with Eric Seidel, effective April 30, 2005 (16)
10.66	Employment Agreement with Larry Colton, effective May 1, 2005 (16)
10.67	Employment Agreement with Reed Mattingly, effective May 1, 2005 (16)
10.68	Employment Agreement with Dave Mattingly, effective May 1, 2005 (16)
10.69	Employment Agreement with Stacy Adams, effective May 1, 2005 (16)
10.70	Agreement for conversion of Convertible Preferred Stock, dated July 21, 2005 (16)
10.71	Building Lease (17)
10.72	PEO Contract (17)
10.75	Warrant Exercise Term Sheet dated March 2006 (18)
10.78	Subscription Agreement dated March 2006 (18)
10.79	Registration Rights Agreement dated March 2006 (18)
10.80	Common Stock Purchase Warrant dated March 2006 (18)
10.81	Letter Agreement with Noble International Investments, Inc. dated March 2006 (18)
21.1	List of Subsidiaries (14)
23.1	Consent of Goldstein Golub Kessler, LLP*
23.2	Consent of Johnson, Pope, Bokor, Ruppel & Burns, LLP (included in Exhibit 5.1)*
99.1	Code of Ethics (10)
_________________
*	Filed herewith
(1)	Incorporated by reference from the Registrant’s Form 10-SB filed on March 12, 1998 and amended on August 31, 1998 and October 22, 1998
(2)	Incorporated by reference from the Registrant’s Form 8-K filed on July 25, 2000
(3)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 1999
(4)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 1998
(5)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 2000
(6)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 2001
(7)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 2002

(8)	This Employment Agreement has been superseded by a new employment agreement filed as Exhibit (10)
(9)	Terminated, no longer in effect
(10)	Incorporated by reference from the Registrant’s Form 10-KSB for fiscal year ended July 31, 2003
(11)	Incorporated by reference from the Registrant’s Form S-1 file June 8, 2004
(12)	Incorporated by reference from the Registrant’s Form 10-K for fiscal year ended July 31, 2004
(13)	Incorporated by reference from the Registrant’s Form S-1 file November 24, 2004
(14)	None – no subsidiaries
(15)	Incorporated by reference from the Registrant’s Form 8-K filed on February 4, 2005
(16)	Incorporated by reference from the Registrant’s Form 10-K for fiscal year ended July 31, 2005
(17)	Incorporated by reference from the Registrant’s Form 10-Q for period ending January 31, 2006
(18)	Incorporated by reference from Registration Form 8-K filed on March 22, 2006

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

        (i)       Include any Prospectus required by Section 10(a)(3) of the Securities Act;

        (ii)       Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

        (iii)        Include any additional or changed material information on the plan of distribution.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    For purposes of determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in a form of Prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

(5)    For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at the time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oldsmar, Florida, on April 17, 2006.

eAutoclaims, Inc.

Dated April 17, 2006	By:	/s/ Eric Seidel
Eric Seidel, Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Eric Seidel Eric Seidel	President, Chief Executive Officer and Director	April 17, 2006

/s/ Larry Colton Larry Colton	Chief Financial Officer Principal Accounting Officer	April 17, 2006

/s/ Jeffrey D. Dickson Jeffrey D. Dickson	Chairman of the Board of Directors	April 17, 2006

/s/ Nicholas D. Trbovich, Jr. Nicholas D. Trbovich, Jr.	Director	April 17, 2006

/s/ Christopher Korge Christopher Korge	Director	April 17, 2006

/s/ John K. Pennington John K. Pennington	Director	April 17, 2006

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

5.1	Opinion re: Legality of the Securities Being Registered (See Exhibit 32.12)

23.1	Consent of Goldstein Golub and Kessler, LLP

23.2	Consent of Johnson, Pope, Bokor, Ruppel & Burns, LLP (contained in Exhibit 5.1)